Form 20-F
Cazoo Group Ltd
filed 2021-09-01
CIK 1859639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 26, 2021

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

41 Chalton Street

London, NW1 1JD

United Kingdom
Telephone: +44 20 3901 3488

(Address of principal executive offices)

Ned Staple

41 Chalton Street

London, NW1 1JD

United Kingdom

Telephone: +44 20 3901 3488

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A ordinary shares, par value $0.0001 per share	CZOO	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	CZOO WS	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On August 26, 2021, the issuer had 752,152,839 ordinary shares outstanding, consisting of 111,228,813 outstanding Class A ordinary shares, par value $0.0001 per share, 0 outstanding Class B ordinary shares, par value $0.0001 per share and 640,924,026 outstanding Class C ordinary shares, par value $0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

Cazoo Group Ltd
TABLE OF CONTENTS

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including, among other things, the Risk Factors section of Amendment No. 3 of the Company’s registration statement on Form F-4 (File No. 333-256152) filed with the United States Securities and Exchange Commission (the “SEC”) on July 22, 2021, as subsequently amended (the “Form F-4”), which are incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

ii

EXPLANATORY NOTE

On March 29, 2021, Ajax I, a Cayman Islands exempted company (“Ajax”), Cazoo Holdings Limited, a private limited company organized under the law of England and Wales (“Cazoo”) and Capri Listco, a Cayman Islands exempted company (“Listco”), entered into the Business Combination Agreement, as amended by the First Amendment thereto, dated as of May 14, 2021 (the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”) which, among other things, provided that (i) Ajax would merge with and into Listco, with Listco continuing as the surviving company, (ii) Listco would acquire all of the issued and outstanding shares of Cazoo via exchange for a combination of shares of Listco and cash consideration and (iii) Listco would become tax resident in the United Kingdom following the consummation of the Business Combination.

Pursuant to the Business Combination Agreement, (a) on August 23, 2021 (the “Listco Closing Date”), MaplesFS Limited, a company incorporated under the laws of the Cayman Islands, as the sole shareholder of Listco (“MaplesFS Limited”), transferred to Ajax all of the issued and outstanding equity securities of Listco and, as a result of such transfer, Listco became a wholly-owned subsidiary of Ajax, (b) Ajax, as the sole shareholder of Listco, adopted Listco’s amended and restated memorandum and articles of association (the “Articles”) (which became effective as of the closing of the Business Combination on August 26, 2021 (the “Closing”)) and (c) on August 24, 2021, Ajax merged with and into Listco, with Listco continuing as the surviving entity (the “Merger” and, together with the other transactions contemplated by the foregoing, the “Reorganization”). At the Closing, pursuant to the Business Combination Agreement, and subject to the terms and conditions therein, Listco acquired all of the issued and outstanding shares of Cazoo (the “Cazoo Shares”) from the holders thereof (the “Cazoo Shareholders”).

In connection with the Merger, each Ajax unit (an “Ajax Unit”) (consisting of one Ajax Class A ordinary share, par value $0.0001 per share (an “Ajax Class A Share”), and one-fourth of one redeemable warrant of Ajax, each whole warrant exercisable to purchase one Ajax Class A Share for $11.50 per share (an “Ajax Warrant”)), Ajax Class A Share, Ajax Class B ordinary share, par value $0.0001 per share (an “Ajax Class B Share” and, together with the Ajax Class A Shares, the “Ajax Ordinary Shares”), and Ajax Warrant issued and outstanding immediately prior to the Merger was cancelled in exchange for one Listco unit (a “Unit”) (consisting of one Class A ordinary share, par value $0.0001 per share (a “Class A Share”), and one-fourth of one redeemable warrant of Listco, each whole warrant exercisable to purchase one Class A Share for $11.50 per share (a “Warrant”)), Class A Share, Class B ordinary share, par value $0.0001 per share (a “Class B Share”), and Warrant, respectively. Effective as of the Closing, (a) the issued and outstanding Class B Shares converted automatically on a one-for-one basis into Class A Shares, and (b) each issued and outstanding Unit automatically separated into its component parts.

Upon Closing, the Company acquired the Cazoo Shares for a combination of 640,924,026 Class C ordinary shares, par value $0.0001 per share (the “Class C Shares” and, together with the Class A Shares and the Class B Shares, the “Ordinary Shares”), and aggregate cash consideration of approximately $77,216,042. Subject to certain exceptions, the Class C Shares will be non-transferrable until the earlier of (a) the date that is six (6) months following August 26, 2021 (the “Closing date”) and (b) the date on which the last reported sale price of the Class A Shares on the New York Stock Exchange (“NYSE”) equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any consecutive thirty (30) trading day period commencing at least one-hundred fifty (150) days after the Closing Date (the “Class C Lock-Up Period”). Upon expiration of the Class C Lock-Up Period, such Class C Shares will automatically convert into Class A Shares on a one-for-one basis in accordance with the Articles.

Concurrently with the execution and delivery of the Business Combination Agreement, Listco, Ajax and certain investors, including Ajax’s sponsor, Ajax I Holdings, LLC (the “Sponsor”), and Ajax’s directors and officers (collectively, the “PIPE Investors”), entered into Subscription Agreements, pursuant to which, the PIPE Investors purchased, concurrently with the closing of the Business Combination, in the aggregate, 80,000,000 Class A Shares for $10.00 per share, for an aggregate purchase price of $800,000,000 (the “PIPE Investment”).

Upon consummation of the Business Combination, shareholders of Ajax and Cazoo became shareholders of Listco, and Listco changed its name to “Cazoo Group Ltd”. Upon consummation of the Business Combination the Class A Shares and Warrants became listed on the NYSE under the symbols “CZOO” and “CZOO WS,” respectively. This Report is being filed in connection with the Business Combination.

Unless otherwise indicated and unless the context otherwise requires, “we,” “us,” “our” or “the Company” refers to Cazoo Group Ltd and its subsidiaries subsequent to the Business Combination and to Capri Listco prior to the closing of the Business Combination. Unless otherwise indicated and unless the context otherwise requires, “Cazoo” refers to Cazoo Group Ltd and its subsidiaries subsequent to the Business Combination and Cazoo Holdings Limited and its subsidiaries prior to the closing of the Business Combination.

iii

Part I

Item 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

Information on the directors and executive officers of the Company upon consummation of the Business Combination is set forth in the Company’s Form F-4 in the section entitled “Management of Listco Following the Business Combination” and is incorporated herein by reference.

The business address for each of the Company’s directors and senior management is 41 Chalton Street, London, NW1 1JD, United Kingdom. except for Lord Rothermere, whose business address is Northcliffe House, 2 Derry Street, London, United Kingdom W8 5TT, David Hobbs, whose business address is 9 West 57th Street, 36th Floor, New York, New York 10019, Daniel Och, whose business address is c/o Ajax I, 667 Madison Avenue, New York, NY 10065, and Anne Wojcicki, whose business address is 223 North Mathilda Avenue, Sunnyvale, CA 94086.

B.	Advisors

Freshfields Bruckhaus Deringer US LLP, 601 Lexington Avenue, New York, New York 10022 acts as U.S. securities counsel to the Company following the consummation of the Business Combination.

Freshfields Bruckhaus Deringer LLP, 100 Bishopsgate, London EC2P 2SR, United Kingdom acts as counsel for the Company with respect to United Kingdom law following the consummation of the Business Combination.

Maples and Calder, 11th Floor, 200 Aldersgate Street, London, EC1A 4HD, United Kingdom acts as Cayman Islands counsel to the Company following the consummation of the Business Combination.

C.	Auditors

Ernst & Young LLP, 2 More London Place, SE1 2AF, United Kingdom, acted as Cazoo’s independent auditor for the years ended December 31, 2020 and 2019 and for the period from October 15, 2018 to December 31, 2018 and continues to act as the Company’s independent auditor.

Pursuant to the resolutions adopted by the Company’s Board of Directors on September 1, 2021 and in connection with the consummation of the Business Combination, Marcum LLP, Ajax’s auditor, was dismissed as the auditor for Ajax.

The report of Marcum on Ajax I’s financial statements as of December 31, 2020, the related statements of operations, changes in shareholders’ equity and cash flows for the period from August 13, 2020 (inception) through December 31, 2020, and the related notes, did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainties, audit scope or accounting principles.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”).

Following the issuance of the SEC Statement, after consultation with Marcum, Ajax’s management and its audit committee concluded that, in light of the SEC Statement, it was appropriate to restate the company’s previously issued audited financial statements as of and for the period ended December 31, 2020. As part of such process, Ajax identified a material weakness in its internal controls over financial reporting.

During the period from August 13, 2020 (inception) through December 31, 2020, and the subsequent interim period through June 30, 2021, there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused it to make a reference to the subject matter of the disagreement in connection with its report covering such period. In addition, no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, occurred within the period of Marcum’s engagement and the subsequent interim period through June 30, 2021.

The Company provided Marcum with a copy of the foregoing disclosures prior to the filing of this Shell Company Report and requested that Marcum furnish a letter addressed to the SEC, which is attached hereto as Exhibit 15.3, stating whether it agrees with such disclosures, and, if not, stating the respects in which is does not agree. The letter indicates that there was no such disagreement.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

Prior to the Business Combination, the Company had no material assets and did not operate any business. Selected financial information regarding Cazoo is included in the Form F-4 in the sections entitled “Selected Historical Financial Information ⸺ Cazoo Holdings Limited” and is incorporated herein by reference.

B.	Capitalization and Indebtedness

The following table sets forth the capitalization on an unaudited, combined basis of the Company as of December 31, 2020 after giving effect to the Business Combination, reflecting that holders of 58,214,620 Ajax Class A Shares exercised their redemption rights.

As of December 31, 2020 (pro forma for Business Combination)	(£) in millions
Total Liabilities	£292,158
Total Shareholders’ Equity	£803,485
Total Liabilities and Shareholders’ Equity	£1,095,643

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company’s business are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

Item 4.	Information on the Company

A.	History and development of the Company

The Company’s legal and commercial name is Cazoo Group Ltd. The Company was incorporated under the laws of the Cayman Islands as an exempted company on March 24, 2021 solely for the purpose of effectuating the Business Combination, which was consummated on August 26, 2021. See “Explanatory Note” for further details of the Business Combination. Prior to the Business Combination, the Company owned no material assets and did not operate any business.

The address of the Company’s registered office is PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102 Cayman Islands. Following the consummation of the Business Combination, its principal executive office is located at 41 Chalton Street, London, NW1 1JD, and its telephone number is +44 20 3901 3488.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is accessible at http://www.sec.gov. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of the Company’s shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, it is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.

The Company’s website address is http://www. https://www.cazoo.co.uk/. The information contained on the Company’s website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

A description of the Company’s business is included in the Form F-4 in the sections entitled “Business of Cazoo” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cazoo” and is incorporated herein by reference.

In August, 2021, the Company entered into a €20 million stocking facility to finance the purchase of retail cars in Europe.

C.	Organizational Structure

In connection with the consummation of the Business Combination, Ajax merged with and into the Company, with the Company continuing as the surviving entity, and Cazoo became a wholly owned subsidiary of the Company. The Company’s organizational chart immediately following the Business Combination on page 30 of the Form of F-4 is incorporated herein by reference.

D.	Property, Plants and Equipment

The Company’s headquarters are located in London, UK under a lease agreement that expires in September 2024. The Company has further offices located in London, Southampton, Lisbon, Paris and Munich all of which are held under leases or licenses to occupy. The Company operates 19 customer centers around the UK, with plans to open approximately eight additional centers over the next 12 months. Of these customer centers, two are owned and 17 are leased. The Company has five vehicle preparation centers located in Bristol, Wiltshire, Staffordshire, Newark and Scotland. Of these vehicle preparation centers, two are owned, one is part owned and part leased and the remaining two are leased. The Bristol lease expires in April 2034 and the remaining vehicle preparation center leases have an average term of approximately 3.4 years remaining. The Company is currently looking for assignees for a leased property in Bristol and a long-leasehold property at Southampton. The Company has served a break notice to terminate its lease at Halesowen in September 2021. The Company has sublet two of its leased properties in Eastleigh and Loughborough. The Company also has a delivery hub leased in London.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The discussion and analysis of the financial condition and results of operations of Cazoo is included in the Form F-4 in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cazoo,” which information is incorporated herein by reference.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Information regarding the directors and executive officers of the Company upon the consummation of the Business Combination is included in the Form F-4 in the section entitled “Management of Listco Following the Business Combination.” All such information is incorporated herein by reference.

Pursuant to the terms of the Investor Rights Agreement, dated as of August 26, 2021, by and among Listco, the Sponsor and the other investors party thereto, Alex Chesterman, Stephen Morana, the Sponsor and DMGV Limited were granted certain nomination rights with respect to the Company’s board of directors. A description of the Investor Rights Agreement is included in Item 10.B of this Report. A copy of the Investor Rights Agreement is filed as Exhibit 4.7 to this Report.

B.	Compensation

The executive compensation of the Company’s executive officers and directors is described in the Form F-4 in the sections entitled “Management of Listco Following the Business Combination—Historical Executive Officer and Director Compensation” and “Management of Listco Following the Business Combination—Executive Officer and Director Compensation Following the Business Combination”, which information is incorporated herein by reference.

A discussion of the Incentive Equity Plan is included in the Form F-4 in the section entitled “The Incentive Equity Plan Proposal,” which is incorporated herein by reference. A copy of the Incentive Equity Plan is filed as Exhibit 4.6 to this Report. Upon consummation of the Business Combination the issued and outstanding options to acquire Cazoo Shares as of the Closing which were not exercised or cancelled in exchange for a cash payment at the Closing were cancelled and replaced by options to purchase 34,515,008 Class C Shares. Following the consummation of the Business Combination, the Company expects that the board of directors or the compensation committee of the Company’s board of directors will make grants of awards under the Incentive Equity Plan Proposal to eligible participants. Further information is included in the F-4 in the section entitled, “The Business Combination Proposal ⸺ Interests of Cazoo’s Directors and Officers in the Business Combination ⸺ Equity Awards”, which information is incorporated herein by reference.

Upon the consummation of the Business Combination, the Company entered into indemnification agreements with its directors and executive officers. For further details please refer to Item 7.B of this Report.

C.	Board Practices

Information regarding the Company’s board practices subsequent to the Business Combination is included in the Form F-4 in the section entitled “Management of Listco Following the Business Combination,” which information is incorporated herein by reference.

Following consummation of the Busines Combination, the directors have been assigned classes as follows:

Alex Chesterman	Class I
David Hobbs	Class I
Moni Mannings	Class I
Stephen Morana	Class II
Duncan Tatton-Brown	Class II
Anne Wojcicki	Class II
Luciana Berger	Class III
Daniel Och	Class III
Lord Rothermere	Class III

D.	Employees

As of August 27, 2021, the Company had 2,642 employees. Information on the Company’s employees is provided in the Form F-4 in the section entitled “Business of Cazoo —Employees,” which information is incorporated herein by reference.

E.	Share Ownership

Ownership of the Company’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of August 26, 2021 based on 752,152,839 Ordinary Shares outstanding, consisting of 111,228,813 Class A Shares, 0 Class B Shares and 640,924,026 Class C Shares, giving effect to closing of the Business Combination, by:

●	each person known by the Company to be the beneficial owner of more than 5% of each class of the Ordinary Shares;

●	each of the Company’s executive officers and directors; and

●	all of the Company’s executive officers and directors as a group.

In accordance with SEC rules, individuals and entities below are shown as having beneficial ownership over Ordinary Shares they own or have the right to acquire within 60 days, as well as Ordinary Shares for which they have the right to vote or dispose of. Also in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, Ordinary Shares which a person has the right to acquire within 60 days are included both in that person’s beneficial ownership as well as in the total number of Ordinary Shares issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons.

Except as indicated by the footnotes below, the Company believes that the persons named below have sole voting and dispositive power with respect to all Ordinary Shares that they beneficially own. The Ordinary Shares owned by the persons named below have the same voting rights as the Ordinary Shares owned by other holders. To the Company’s knowledge, as of September 1, 2021, with respect to approximately 96% of the Class A Shares, approximately 83% of the Class A Shares are owned by 71 record holders in the United States of America.

Name and Address of Beneficial Owner	Number of Class A Shares	%	Number of Class C Shares	%	% of Total Voting Power
Directors and Executive Officers of the Company
Alex Chesterman(1)	—	—	177,539,737	27.7	23.6
Stephen Morana(1)(2)	—	—	*	*	*
Luciana Berger(1)	—	—	—	—	—
David Hobbs(3)	—	—	—	—	—
Moni Mannings(1)	—	—	—	—	—
Daniel Och(4)(5)	43,224,161	32.7	—	—	5.6
Lord Rothermere(6)	—	—	—	—	—
Duncan Tatton-Brown(1)	—	—	—	—	—
Anne Wojcicki(7) (8)	750,000	*	—	—	*
Ned Staple(1)(2)(9)	—	—	*	*	*
All Directors and Executive Officers of the Company as a Group (10 Individuals)	43,974,161	33.2	183,079,395	28.6	29.4
Other Five Percent Holders:
Ajax I Holdings, LLC(10)	30,074,161	22.7	—	—	3.9
DMGV Limited (11)	2,500,000	2.3	130,132,325	20.3	17.6
Entities affiliated with D1 Capital Partners (12)	10,000,000	9.0	26,826,525	4.2	4.9
Entities affiliated with Marcho Partners L.P.(13)	7,500,000	6.7	—	—	1.0
Pelham Long/Short Master Fund Ltd(14)	6,000,000	5.4	—	—	*
Entities affiliated with FMR, LLC(15)	6,000,000	5.4	26,474,126	4.1	4.3
Swilux SA(16)	*	*	33,684,110	5.3	4.6
*	Less than one percent.
(1)	The business address of each of the following individuals is c/o Cazoo Group Ltd, 41 Chalton Street, London, NW1 1JD, United Kingdom.
(2)	Reflects ownership of Class C shares and options to purchase Class C Shares.
(3)	David Hobbs is a partner of D1 Capital Partners L.P. D1 Capital Partners L.P. is a registered investment adviser and serves as the investment manager of private investment vehicles and accounts, including D1 Capital Partners Master LP, the sole and managing member of D1 Master Holdco I LLC. David Hobbs disclaims beneficial ownership in the Ordinary Shares held by D1 Capital Partners Master LP and D1 Master Holdco I LLC. The business address of David Hobbs is 9 West 57th Street, 36th Floor, New York, New York 10019.
(4)	The business address of Daniel Och is c/o Ajax I, 667 Madison Avenue, New York, NY 10065.
(5)	Consists of (i) 8,944,343 Class A Shares and (ii) 21,129,818 Warrants held directly held by the Sponsor. Mr. Och controls the managing member of the Sponsor. As such, he may be deemed to beneficially own the securities held by the Sponsor. In addition, consists of (i) 100,000 Class A Shares held by ASO GST Holdings, LLC; (ii) 100,000 Class A Shares held by AJO GST Holdings, LLC; (iii) 100,000 Class A Shares held by GST VII Holdings, LLC; (iv) 2,600,000 Class A Shares held by JADOFF Investments, LP; (v) 100,000 Class A Shares held by JAO GST Holdings, LLC; (vi) 7,550,000 Class A Shares held by WCH 2021 Quad, LLC; and (vii) 2,600,000 Class A Shares held by WCHS Holdings 1, LLC. Daniel Och may be deemed to hold voting and dispositive power over the shares held by ASO GST Holdings, LLC, AJO GST Holdings, LLC, GST VII Holdings, LLC, JADOFF Investments, LP, JAO GST Holdings, LLC, WCH 2021 Quad, LLC; and WCHS Holdings 1, LLC.
(6)	Lord Rothermere is the chairman of Daily Mail and General Trust plc (“DMGT”), the indirect parent of DMGV Limited. In addition, Lord Rothermere sits on the board of directors of Rothermere Continuation Limited, a Jersey corporation, which holds 100% of the outstanding voting shares of DMGT and approximately 36% of the outstanding total shares of DMGT. Rothermere Continuation Limited is controlled by a discretionary trust, which is held for the benefit of Lord Rothermere and his immediately family. Lord Rothermere disclaims beneficial ownership of the Ordinary Shares held by DMGV Limited. The business address of Lord Rothermere is Northcliffe House, 2 Derry Street, London, United Kingdom W8 5TT.
(7)	Consists of (i) 500,000 Class A Shares held by The Anne Wojcicki Foundation and (ii) 250,000 Class A Shares held by ABeeC 2.0, LLC. Anne Wojcicki may be deemed to hold voting and dispositive power over the shares held by The Anne Wojcicki Foundation and ABeeC 2.0, LLC. The business address of Anne Wojcicki is 223 North Mathilda Avenue, Sunnyvale, CA 94086.
(8)	Information does not reflect interests held in the Sponsor.
(9)	With respect to a portion of his Class C Shares, Mr. Staple retains voting but not investment power.
(10)	Consists of (i) 8,944,343 Class A Shares and (ii) 21,129,818 Warrants. The business address of Ajax I Holdings, LLC is c/o Ajax I, 667 Madison Avenue, New York, NY 10065.
(11)	DMGV Limited is an indirect, wholly-owned subsidiary of DMGT. The business address of each of DMGV Limited and DMGT is Northcliffe House, 2 Derry Street, London, United Kingdom W8 5TT.

(12)	Consists of 10,000,000 Class A Shares held by D1 Capital Partners Master LP and 26,826,525 Class C Shares held by D1 Master Holdco I LLC. D1 Capital Partners L.P. is a registered investment adviser and serves as the manager of private investment vehicles and accounts, including D1 Capital Partners Master LP, the sole and managing member of D1 Master Holdco I LLC, and may be deemed to beneficially own the Class A Shares held by D1 Capital Partners Master LP and the Class C Shares held by D1 Master Holdco I LLC. Daniel Sundheim indirectly controls D1 Capital Partners L.P. and may be deemed to beneficially own the Class A Shares held by D1 Capital Partners Master LP and the Class C Shares held by D1 Master Holdco I LLC. The principal business address of the foregoing entities and person is 9 West 57th Street, New York, NY 10119.

(13)	Consists of (i) 6,229,200 Class A Shares held by Marcho Partners Master Fund ICAV and (ii) 1,270,800 Class A Shares held by Marcho Partners Long Master Fund ICAV. The business address of the above entities is Berkeley Square House, London, U.K. W1J 6BE.

(14)	The business address of Pelham Long/Short Master Fund Ltd is c/o Pelham Capital Ltd, Smithson Plaza, 25 St. James’s Street, London SW1A 1HA.
(15)

Consists of (i) 1,619,500 Class A Shares held by Fidelity Contrafund: Fidelity Contrafund; (ii) 483,600 Class A Shares held by Fidelity Contrafund Commingled Pool, By: Fidelity Management Trust Company, as Trustee; (iii) 248,400 Class A Shares held by Fidelity Contrafund: Fidelity Contrafund K6; (iv) 280,596 Class A Shares held by Fidelity Contrafund: Fidelity Advisor New Insights Fund - Sub A; (v) 7,825 Class A Shares held by Fidelity Global Growth and Value Investment Trust - Sub A by its manager Fidelity Investments Canada ULC; (vi) 83,800 Class A Shares held by Fidelity Insights Investment Trust, By its manager Fidelity Investments Canada ULC; (vii) 298 Class A Shares held by Fidelity Contrafund: Fidelity Flex Opportunistic Insights Fund; (viii) 98,800 Class A Shares held by Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund; (ix) 186,670 Class A Shares held by Variable Insurance Products Fund II: VIP Contrafund Portfolio - Subportfolio A; (x) 413,664 Class A Shares held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund; (xi) 14,274 Class A Shares held by Fidelity Blue Chip Growth Commingled Pool, By: Fidelity Management Trust Company, as Trustee; (xii) 847 Class A Shares held by Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund; (xiii) 40,885 Class A Shares held by Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund; (xiv) 1,038 Class A Shares held by Fidelity Blue Chip Growth Institutional Trust, By its manager Fidelity Investments Canada ULC; (xv) 29,292 Class A Shares held by FIAM Target Date Blue Chip Growth Commingled Pool, By: Fidelity Institutional Asset Management Trust Company as Trustee; (xvi) 56,400 Class A Shares held by Variable Insurance Products Fund III: VIP Balanced Portfolio - Information Technology Sub; (xvii) 53,300 Class A Shares held by Fidelity Advisor Series I: Fidelity Advisor Balanced Fund - Information Technology Sub; (xviii) 5,700 Class A Shares held by Fidelity Advisor Series I: Fidelity Puritan Trust: Fidelity Balanced K6 Fund - Information Technology Sub-portfolio; (xix) 387,545 Class A Shares held by Fidelity Puritan Trust: Fidelity Balanced Fund - Information Technology Sub; (xx) 144,100 Class A Shares held by Fidelity Select Portfolios: Select Technology Portfolio; (xxi) 37,900 Class A Shares held by Variable Insurance Products Fund III: VIP Growth Opportunities Portfolio; (xxii) 260,200 Class A Shares held by Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund; (xxiii) 9,100 Class A Shares held by Fidelity Advisor Series I: Fidelity Advisor Series Growth Opportunities Fund; (xxiv) 3,800 Class A Shares held by Fidelity U.S. Growth Opportunities Investment Trust, by its manager Fidelity Investments Canada ULC; (xxv) 32,465 Class A Shares held by Fidelity NorthStar Fund - Sub D, by its manager Fidelity Investments Canada ULC; (xxvi) 121,733 Class A Shares held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund; (xxvii) 608,443 Class A Shares held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund; (xxviii) 652,910 Class A Shares held by Fidelity Growth Company Commingled Pool, By: Fidelity Management Trust Company, as Trustee; and (xxix) 116,915 Class A Shares held by Fidelity Mt. Vernon Street Trust : Fidelity Growth Company K6 Fund. In addition, entities affiliated with FMR, LLC, including certain of the entities named in this footnote, own 26,474,126 Class C shares.

These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC.

Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(16)	Swilux SA is a wholly-owned subsidiary of Compagnie Nationale à Portefeuille SA (“CNP”). CNP is indirectly controlled by Frère-Bourgeois Holding SA. The business address of Swilux SA is Rue de Namur 1, 2211 Luxembourg.

B.	Related Party Transactions

Related party transactions of the Company are described in the Form F-4 in the section entitled “Certain Relationships and Related Person Transactions,” which is incorporated by reference herein.

In connection with the Business Combination, the Company entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from indemnitee’s status as a director, officer, employee or agent of the Company or any other corporation, limited liability company, partnership or joint venture, trust or other enterprise which such person is or was serving at the Company’s request. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within 20 days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

For consolidated financial statements and other financial information, see Item 18 of this Report.

For a discussion of legal proceedings involving the Company, see the section of the Form F-4 entitled “Business of Cazoo—Legal Proceedings” and the information set forth under the heading “Item 8.01 Other Events” in Supplement No. 2, dated August 11, 2021, to the proxy statement/prospectus dated July 26, 2021, which are incorporated by reference herein.

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Class A Shares and Warrants are listed on the New York Stock Exchange under the symbols CZOO and CZOO WS, respectively. The Class A Shares and Warrants are described in the Form F-4 in the section entitled “Description of Listco Securities.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The Class A Shares and Warrants are listed on the New York Stock Exchange under the symbols CZOO and CZOO WS, respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

The Company is authorized to issue 1,100,000,000 Class A Shares, 50,000,000 Class B Shares, 1,000,000,000 Class C Shares and 5,000,000 preference shares, par value of U.S.$0.0001 each.

Prior to the closing of the Business Combination, the share capital of the Company consisted of 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, 5,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

As of August 26, 2021, subsequent to the closing of the Business Combination, there were 111,228,813 Class A Shares, 0 Class B Shares and 640,924,026 Class C Shares issued and outstanding.

The description of the Company’s share capital is included in the Form F-4 in the section entitled “Description of Listco Securities,” which is incorporated by reference herein.

B.	Memorandum and Articles of Association

The description of the Articles is contained in the Form F-4 in the sections entitled “Description of Listco Securities” and “Comparison of Shareholders’ Rights” which are incorporated herein by reference.

C.	Material Contracts

Investor Rights Agreement

On August 26, 2021, the Company entered into the Investor Rights Agreement with Alex Chesterman, the Sponsor and certain other securityholders pursuant to which, among other things, the Company is obligated to file a registration statement to register the resale of certain securities of the Company held by the holders party thereto within 45 days after the Closing and to use reasonable best efforts to cause such registration statement to be declared effective as soon as possible after such filing, but no later than (i) the 90th day (or the 120th day if the SEC notifies that it will “review” such registration statement) following the Closing Date. In addition, the Investor Rights Agreement contains customary demand and “piggy-back” registration rights. The Investor Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the holders party thereto against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

Pursuant to the terms of the Investor Rights Agreement, certain shareholders are entitled to nominate individuals to the board of directors of the Company, in each case, on the terms and subject to the conditions set forth therein. In particular, the Company and such securityholders have agreed to take all necessary and desirable action within their control to cause the nominating committee of the board of directors to nominate and recommend to the board of directors, the following individuals for election to the board as directors:

(a) for so long as Alex Chesterman is the Chief Executive Officer of the Company or, together with his affiliates, beneficially owns at least 5% of the issued and outstanding voting shares of the Company, Alex Chesterman;

(b) for so long as Stephen Morana is the Chief Financial Officer of the Company, Stephen Morana;

(c) until the expiration of the term of office of the Company’s Class III directors in office on the Closing Date, one individual designated by the Sponsor, who will initially be Daniel Och; and

(d) until the later of (i) the expiration of the term of office of the Company’s Class III directors in office on the Closing Date and (ii) such time as DMGV Limited (“DMGV”), together with certain affiliates, no longer beneficially owns 10% or more of the issued and outstanding voting shares of the Company, one individual designated by DMGV, who will initially be Lord Rothermere.

Pursuant to the terms of the Investor Rights Agreement the size of the Company’s board of directors will initially be set at nine members, at least three of whom must satisfy the independence criteria applicable to the audit committee of the Company’s board of directors. So long as the Company’s board of directors comprises nine members, three of such directors shall sit in each of Class I, Class II and Class III.

Pursuant to the terms of the Investor Rights Agreement, so long as DMGV has a designee on the Company’s board of directors, DMGV may, at its election and at any time by written notice to the Company, appoint a board observer to attend all meetings of the Company’s board of directors (and any committees thereof).

Pursuant to the Investor Rights Agreement, during the periods in which the Sponsor and DMGV, respectively, are permitted to designate a nominee to the Company’s board of directors under the provision described above, in the event that (i) a vacancy is created at any time by the death, retirement, disability, removal or resignation of any of the members nominated by the Sponsor or DMGV (the “Shareholder Designees”) or (ii) a Shareholder Designee fails to be elected to the Company’s board of directors at any annual or special meeting of the shareholders of the Company at which such Shareholder Designee stood for election but was nevertheless not elected, the remaining directors and the Company shall cause such open seat to be filled by a new member designated in writing by the shareholder that designated such Shareholder Designee, as soon as possible, and the Company and the other parties to the Investor Rights Agreement shall take all necessary and desirable actions within their control to accomplish the same.

Pursuant to the Investor Rights Agreement, if the Company intends to issue equity securities within one year of the Closing Date which would result in any individual or entity that beneficially owns, as of the Closing Date, after giving effect to the consummation of the transactions contemplated by the Business Combination Agreement, 10% or more of the issued and outstanding ordinary shares of the Company, having beneficial ownership of less than ten percent (10%) of the issued and outstanding ordinary shares of the Company then, at least 15 business days prior to the issuance of the equity securities, the Company is required to deliver to such shareholder an offer to issue a portion of such equity securities to such amount, on a pro forma basis after giving effect to the issuance of such equity securities, that would result in such shareholder maintaining beneficial ownership of at least ten percent (10%) of the issued and outstanding ordinary shares of the Company.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Investor Rights Agreement, which is attached hereto as Exhibit 4.7 and is incorporated by reference herein.

The description of the Company’s other material contracts is contained in its Form F-4 in the sections entitled “The Business Combination Proposal—General” and “The Business Combination Proposal—Related Agreements,” which is incorporated herein by reference.

D.	Exchange Controls and Other Limitations Affecting Security Holders

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Cayman Islands.

E.	Taxation

The material United States federal and Cayman Islands income tax consequences of owning and disposing of the Company’s securities following the Business Combination are described in the Form F-4 in the sections entitled “The Business Combination Proposal—Certain United States Federal Income Tax Considerations—Certain U.S. Federal Income Tax Considerations of Owning Listco Ordinary shares” and “The Business Combination Proposal—Cayman Islands Tax Considerations in Relation to the Holding of Listco Ordinary Shares,” respectively, which are incorporated herein by reference.

F.	Dividends and Paying Agents

Following the Business Combination, the Company intends to retain its earnings for use in business operations and, accordingly, it is not anticipated that the Company’s board of directors will declare dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Company’s board of directors and will depend on the Company’s financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as the board of directors deems relevant. The Company does not currently have a paying agent.

G.	Statement by Experts

The financial statements of Cazoo Holdings Limited as of December 31, 2020, 2019 and 2018 and for the fiscal years ended December 31, 2020 and 2019, and the period October 15, 2018 (inception) to December 31, 2018 included in the Prospectus and Registration Statement filed on Form F-4 on July 22, 2021 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere therein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements for Ajax as of December 31, 2020, the related statements of operations, changes in shareholders’ equity and cash flows for the period from August 13, 2020 (inception) through December 31, 2020, and the related notes incorporated by reference herein have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

H.	Documents on Display

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since it is a “foreign private issuer,” the Company is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of its shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, it is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically with the SEC.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risks

The information set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cazoo— Quantitative and Qualitative Disclosures about Market Risk” in the Form F-4 is incorporated herein by reference.

Item 12.	Description of Securities Other than Equity Securities

Cazoo Warrants

Information pertaining to the Cazoo Warrants is set forth in the Form F-4, in the section entitled “Description of Listco’s Securities—Warrants,” which is incorporated herein by reference. On August 23, 2021, Ajax I, Capri Listco, Continental Stock Transfer & Trust Company (“Continental”) and Equiniti Trust Company (“Equiniti”) entered into an Amendment to and Assignment of Warrant Agreement, pursuant to which Equiniti succeeded Continental as warrant agent for the Cazoo Warrants.

Part II

Not applicable.

Part III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The audited, and interim unaudited, financial statements of Ajax are incorporated by reference to pages F-2 to F-41 in Amendment No. 3 of the Form F-4, filed with the SEC on July 22, 2021.

The audited financial statements of Cazoo are incorporated by reference to pages F-42 to F-79 in Amendment No. 3 of the Form F-4, filed with the SEC on July 22, 2021.

The unaudited Pro Forma Combined Financial Statements of the Company are attached to this Report as Exhibit 15.4 and are incorporated herein by reference.

Item 19.	Exhibits

EXHIBIT INDEX

(1) Exhibit No.	Description
1.1	Memorandum and Articles of Association of Capri Listco (incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-4/A (File No. 333-256152), filed with the SEC on July 22, 2021).
1.2	Amended and Restated Memorandum and Articles of Association of Cazoo Group Ltd.*
2.1	Specimen Class A Ordinary Share Certificate of Cazoo Group Ltd.*
2.2	Specimen Warrant Certificate of Cazoo Group Ltd.*
2.3	Warrant Agreement, dated October 27, 2020, between Continental Stock Transfer & Trust Company and Ajax I (incorporated by reference to Exhibit 4.1 of Ajax I’s Current Report on Form 8-K filed on October 30, 2020).
2.4	Amendment to and Assignment of Warrant Agreement, dated as of August 23, 2021, by and among Ajax I, Capri Listco, Continental Stock Transfer & Trust Company and Equiniti Trust Company.*
4.1	Business Combination Agreement, dated as of March 29, 2021, by and among Ajax I, Cazoo Holdings Limited and Capri Listco (incorporated by reference to Exhibit 2.1 to the Company’s registration statement on Form F-4/A (File No. 333-256152), filed with the SEC on July 22, 2021).
4.2	First Amendment to Business Combination Agreement, dated as of May 14, 2021, by and among Ajax I, Cazoo Holdings Limited and Capri Listco (incorporated by reference to Exhibit 2.2 to the Company’s registration statement on Form F-4/A (File No. 333-256152), filed with the SEC on July 22, 2021).
4.3	Letter Agreement, dated October 27, 2020, among Ajax I, AJAX I Holdings, LLC and Ajax I’s officers and directors (incorporated by reference to Exhibit 10.1 of Ajax I’s Form 8-K (File No. 001-39660), filed with the SEC on October 30, 2020).
4.4	Sponsor Warrants Purchase Agreement, dated October 27, 2020, between Ajax I and AJAX I Holdings, LLC (incorporated by reference to Exhibit 10.5 of Ajax I’s Form 8-K (File No. 001-39660), filed with the SEC on October 30, 2020).
4.5	Securities Subscription Agreement, dated September 16, 2020, between Ajax I and Ajax I Holdings, LLC (incorporated by reference to Exhibit 10.5 to Ajax I’s registration statement on Form S-1/A (File No. 333-249411), filed with the SEC on October 16, 2020).
4.6	Incentive Equity Plan.*

4.7	Investor Rights Agreement, dated August 26, 2021, by and among Capri Listco, Ajax I Holdings, LLC and the other investors party thereto.*
4.8	Form of Subscription Agreement (Institutional Investor) (incorporated by reference to Exhibit 10.4 to Ajax I’s Current Report on Form 8-K (File No. 001-39660), filed with the SEC on March 29, 2021).
4.9	Form of Subscription Agreement (Other) (incorporated by reference to Exhibit 10.5 to Ajax I’s Current Report on Form 8-K (File No. 001-39660), filed with the SEC on March 29, 2021).
4.10	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.22 to the Company’s registration statement on Form F-4/A (File No. 333-256152), filed with the SEC on July 22, 2021).
8.1	Subsidiaries of Cazoo Group Ltd.*
15.1	Consent of Ernst & Young LLP, independent public accounting firm of Cazoo Holdings Limited.*
15.2	Consent of Marcum LLP, independent registered public accounting firm of Ajax I.*
15.3	Letter of Marcum to the SEC, dated September 1, 2021.*
15.4	Unaudited Pro Forma Combined Financial Statements of Cazoo Group Ltd. *

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

September 1, 2021

CAZOO GROUP LTD

By	/s/ Alex Chesterman
	Name:	Alex Chesterman
	Title:	Chief Executive Officer