Form 20-F
period 2022-12-31
Cazoo Group Ltd
filed 2023-03-30
CIK 1859639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Ned Staple

41 Chalton Street

London, NW1 1JD

United Kingdom

Telephone: +44 20 3901 3488

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A ordinary shares, par value $0.002 per share	CZOO	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one-twentieth of one Class A ordinary share at an exercise price of $230.00 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

On December 31, 2022, the issuer had 768,797,693 Class A ordinary shares, par value $0.0001 per share outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Upon consummation of the Transaction, shareholders of Ajax and Cazoo became shareholders of Listco, and Listco changed its name to “Cazoo Group Ltd.” The Class A Shares are listed on the NYSE under the symbol “CZOO.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (including information incorporated by reference herein, the “Annual Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “forecast,” “will,” “expect,” “budget,” “contemplate,” “believe,” “estimate,” “continue,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. You should read statements that contain these words carefully because they:

●	discuss future expectations;

●	contain projections of future results of operations or financial condition; or

●	state other “forward-looking” information.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this registration statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

●	the implementation of and expected benefits from our Business Realignment Plan, the winddown of operations in mainland Europe, the Revised 2023 Plan, and other cost-saving initiatives;

●	reaching and maintaining profitability in the future;

●	global inflation and cost increases for labor, fuel, materials and services;

●	geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending;

●	having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently;

●	availability of credit for vehicle and other financing and the affordability of interest rates;

●	increasing Cazoo’s service offerings and price optimization;

●	effectively promoting Cazoo’s brand and increasing brand awareness;

●	expanding Cazoo’s product offerings and introducing additional products and services;

●	enhancing future operating and financial results;

●	achieving our long-term growth goals;

●	acquiring and integrating other companies;

●	acquiring and protecting intellectual property;

●	attracting, training and retaining key personnel; and

●	complying with laws and regulations applicable to Cazoo’s business.

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

Unless otherwise stated in this Annual Report, reference to:

●	“affiliate” means, with respect to any specified person, any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person, through one or more intermediaries or otherwise.

●	“Ajax” means Ajax I, a Cayman Islands exempted company.

●	“Articles” means the amended and restated memorandum and articles of association of the Company.

●	“BNP Facility” means our €50 million asset-based securitization facility with BNP Paribas.

●	“Board” means our board of directors.

●	“Brexit” means the United Kingdom (“UK”) leaving the European Union (“EU”).

●	“brumbrum” means brumbrum S.p.A.

●	“Business Combination Agreement” means the Business Combination Agreement, dated as of March 29, 2021, as amended by the First Amendment thereto, dated as of May 14, 2021, by and among Ajax I, Capri Listco and Cazoo.

●	“Business Realignment Plan” refers to a plan announced on June 7, 2022 to right-size the business and conserve cash in the short-term by focusing on delivering improved and sustainable profit margins.

●	“Cazana” means UK Vehicle Limited.

●	“Cazoo Holdings” means Cazoo Holdings Limited, a private limited company organized under the law of England and Wales.

●	“Cazoo Shareholders” means the holders of Cazoo Shares.

●	“Cazoo Shares” means the issued and outstanding shares of Cazoo Holdings as of the Closing.

●	“Class A Shares” means the Cazoo Class A ordinary shares.

●	“Class B Shares” means the Cazoo Class B ordinary shares.

●	“Class C Shares” means the Cazoo Class C ordinary shares.

●	“Closing Date” means the date of the closing of the Transaction, which was August 26, 2021.

●	“Cluno” means Cluno GmbH and its subsidiaries.

●	“Code” means the Internal Revenue Code of 1986, as amended.

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

●	“Continental” means Continental Stock Transfer & Trust Company.

●	“Convertible Notes” means the Company’s 2.00% Convertible Senior Notes due 2027.

●	“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

●	“DMGH” means Daily Mail and General Holdings Ltd.

●	“DMGT” means Daily Mail and General Trust plc.

●	“DMGV” means DMGV Limited.

●	“Equiniti” means Equiniti Trust Company.

●	“ESG” means environmental, social and governance.

●	“EU” means the European Union.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“FCA” means the UK Financial Conduct Authority and any successor authority thereto.

●	“GAAP” means the United States generally accepted accounting principles, consistently applied.

●	“GDPR” means the EU’s General Data Protection Regulation 2016/679, as amended.

●	“GPU” means gross profit per unit.

●	“HP” means hire purchase plans.

●	“IFRS” means the International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB).

●	“Incentive Equity Plan” means the incentive equity plan pursuant to which members of the board of directors, employees and consultants of Cazoo and its affiliates may receive equity and equity-based incentive awards.

●	“Indenture” means the Indenture, dated as of February 16, 2022, by and between the Company and U.S. Bank Trust Company, National Association as trustee.

●	“Investor Rights Agreement” means the Investor Rights Agreement, dated as of the Closing Date, by and among Cazoo, the Sponsor and the other investors party thereto.

●	“IT” means information technology.

●	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

●	“Listco” means Capri Listco, a Cayman Islands exempted company.

●	“Merger” means the merger of Ajax with and into Listco, with Listco continuing as the surviving entity.

●	“Note Purchase Agreement” means the Purchase Agreement, dated as of February 9, 2022, between the Company and the Purchasers set forth on the signature pages thereto.

●	“NYSE” means the New York Stock Exchange.

●	“OEMs” means original equipment manufacturers.

●	“OFSI” means Office of Financial Sanctions Implementation.

●	“Ordinary Shares” means the Class A Shares together with the Class B Shares and Class C Shares.

●	“OSS” means open-source software.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“PCP” means personal contract purchase plans.

●	“PIPE Investors” means those certain investors that entered into subscription agreements in relation to the PIPE Investment.

●	“PIPE Shares” means an aggregate of 80,000,000 Class A Shares issued to PIPE Investors in the PIPE Investment.

●	“private warrants” means the Cazoo warrants issued in exchange for the Ajax private placement warrants.

●	“private placement warrants” means the warrants entitling their holders to purchase Ajax Class A ordinary shares, par value $0.0001 per share, at an exercise price of $11.50 per share, subject to adjustment, initially sold by Ajax to the Sponsor.

●	“RAC” means Royal Automobile Club.

●	“Registration Rights Agreement” means the Registration Rights Agreement dated as of February 16, 2022 by and between the Company and the holders named therein.

●	“Reorganization” means, collectively, (a) the transfer by MaplesFS Limited, as the sole shareholder of Listco, to Ajax of all of the issued and outstanding equity securities of Listco, as a result of which Listco became a wholly-owned subsidiary of Ajax, (b) the adoption by Ajax, as the sole shareholder of Listco, of the Articles (to take effect as of the Closing), and (c) the Merger.

●	“Reverse Stock Split” means the consolidation of the Company’s issued and unissued share capital, par value $0.0001 per share, at a ratio of 1-for-20, which became effective at 4:05 p.m. (ET) on February 8, 2023.

v

●	“Revised 2023 Plan” means the plan announced on January 18, 2023 intended to rapidly improve the unit economics of the business and to deliver a significant reduction in cash consumption and continued progress towards Cazoo’s goal of reaching profitability.

●	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

●	“sat nav” means satellite navigation.

●	“SEC” means the United States Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“SEO” means search engine optimization.

●	“Sponsor” means Ajax I Holdings, LLC, a Delaware limited liability company.

●	“Swipcar” means Swipcar 2017, S.L.

●	“Transaction” means the transactions contemplated by the Business Combination Agreement.

●	“UK” means the United Kingdom.

●	“UK DPA” means the United Kingdom’s Data Protection Act 2018.

●	“UK GDPR” means the UK General Data Protection Regulation as defined by the UK DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019.

●	“Unit” means a unit of the Company consisting of (a) one Class A Share and (b) one-fourth of one redeemable Warrant.

●	“Warrant” means a redeemable warrant of Cazoo and includes the public warrants and the private warrants.

●	“Warrant Agreement” means that certain Warrant Agreement, dated as of October 27, 2020, between Ajax and Continental, as amended by the Amendment to and Assignment of Warrant Agreement, dated as of August 23, 2021, by and among Ajax, the Company, Continental and Equiniti.

●	“$” or “U.S.$” or “USD” or “U.S. Dollar” means the lawful currency of the United States of America.

●	“£” or “GBP” or “Pound(s) Sterling” means the lawful currency of the United Kingdom.

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

B. Advisers

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

Risks Related to Our Business and Industry

●	Our limited operating history makes it difficult to evaluate our current business and future prospects

●	As a result of our Business Realignment Plan, the winddown of operations in mainland Europe and the recently announced Revised 2023 Plan, our strategy has shifted from seeking to maximize our market share in the UK and mainland Europe to focusing on the UK market only and pursuing improved unit economics. We may have difficulties implementing our strategy in the UK, which could have a material adverse effect on our business and results of operations

●	We have a history of losses and we may not achieve or maintain profitability in the future

●	As part of our Revised Business Plans we have shifted our focus to improving unit economics over driving for maximum growth. No assurance can be given that we will succeed in achieving any improvement in our unit economics

●	Our audited consolidated financial statements include a note regarding substantial doubt about our ability to continue as a going concern

●	At such time as we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, such capital may not be available to us, and therefore our business, operating results and financial condition may be materially adversely affected

●	We rely, or may rely in the future, on various of forms of debt financing to operate our business, including car financing facilities, mortgage debt, capital leases and syndicated loans, and there is no guarantee that such financing will be available in the future on acceptable terms, or at all. In addition, our leverage from any such facilities could adversely impact our business, financial condition and results of operations

●	We may be unable to generate sufficient cash to fulfill our obligations under our indebtedness, and we may be unable to incur additional indebtedness to fund future needs

●	We may not have the ability to repurchase the Convertible Notes upon a fundamental change or repay the Convertible Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion, redemption or repurchase of the Convertible Notes

●	Continued downturns in general economic and market conditions and reductions in spending may reduce demand for our products

●	We may be unable to attract a sufficient audience to our website in a cost-effective manner

●	Our business is dependent upon access to suitable vehicle inventory, including the appropriate inventory mix, for resale to customers. Obstacles to acquiring suitable inventory for resale to customers, whether because of supply, competition, or other factors, could have a material adverse effect on our business, financial condition, results of operations and prospects

●	The success of our business relies heavily on the effectiveness of our marketing and branding efforts, and these efforts may not be successful

●	Our business is dependent upon our ability to recondition and sell inventory expeditiously and efficiently

●	Our business is sensitive to changes in the prices of new and used vehicles

●	If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to improve our unit economics may suffer

●	We operate in a competitive industry. Increased competition in online car sales could increase our marketing costs and affect our business, results of operations and prospects

●	Loss of, or disruption to, our customer centers or vehicle preparation centers could have a material adverse effect on our business, financial condition, results of operations and prospects

●	We rely on key third-party suppliers for outsourced services to us as well as for value-added products to our customers, and we cannot control the quality or fulfilment of these products

●	We rely on our own logistics to transport our vehicle inventory. Thus, we are subject to business risks and costs associated with the transportation industry

●	We are highly dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy

●	We will need to continue to improve the capacity, speed, integration and automation of our reporting systems and operational processes as we rationalize our operations

●	Cyber breaches caused by malicious hacking could jeopardize the integrity of our IT systems and the security of our data

●	A significant disruption in service of our website and information technology systems could result in a disruption in our business and could have a material adverse effect on our results of operations

●	Failure to safeguard our customer and other personal data may result in reputational damage, financial penalties, claims from individuals and litigation, and decrease in revenues

●	Because we have historically operated as a private company, we have limited experience complying with public company obligations and fulfilling these obligations is expensive and time consuming and may divert management’s attention from the day-to-day operation of our business

●	We have identified material weaknesses in our internal control over financial reporting (“ICFR”) for the fiscal years ended December 31, 2022 and 2021, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations. If these material weaknesses are not remediated our ability to accurately and timely report our financial results could be adversely affected

●	Our operations may be adversely affected by legal, regulatory and other developments. Our non-compliance with applicable financial regulations could have a material impact on us

●	We are subject to many hazards and operational risks, including accidents or incidents relating to health, safety and the environment at our customer centers and vehicle preparation centers, that may disrupt our business, which could have a material adverse effect on our business, financial condition and results of operations

●	If our business and results of operations do not meet the expectations of investors, shareholders or financial analysts, the market price of our securities may decline

●	The NYSE may delist our Class A Shares, which could limit investors’ ability to transact in our securities, subject us to additional trading restrictions, and trigger a “Fundamental Change” under the Convertible Notes, requiring us to repurchase for cash the Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest thereon

Risks Relating to our Business and Industry

Our limited operating history makes it difficult to evaluate our current business and future prospects

We first began operations in December 2019 and therefore do not have a long history as a commercial company. Our business has evolved rapidly as we have developed our product offering and brand and we have revised our strategy. Given our limited operating history, it is difficult to predict whether we will be able to maintain or grow our business. We also expect that our business will evolve in ways that may be difficult to predict. Following our launch in December 2019 we began expanding our storage and vehicle preparation centers, the products and services we provide and our digital platform and distribution infrastructure. On June 7, 2022, we announced our business realignment plan, which was designed to de-risk our path to profitability and to maximize our liquidity by right-sizing the business and conserving cash in the short-term, and by focusing on delivering improved and sustainable profit margins (the “Business Realignment Plan”). On September 8, 2022, following the review of a range of strategic options, we concluded that we would focus exclusively on our core opportunity in the UK. We have commenced an orderly wind down of our operations in Europe, having sold our operations in Spain, Italy and Germany and largely wound down our operations in France. On January 18, 2023 we announced our Revised 2023 Plan, which is aimed at improving the unit economics of the business and has resulted in the closure of certain of our vehicle preparation centers, customer centers and offices and significant headcount reductions (the “Revised 2023 Plan” together with the “Business Realignment Plan” and the winddown of operations in Europe are collectively referred to as the “Revised Business Plans”)

The rapid evolution our business and strategy has and continues to expose us to various costs and risks, including additional administration and operating expenses and risks, potential disruption of our internal operations, additional demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays. We may not succeed in successfully implementing our strategy or in appropriately mitigating all of these risks. As a result, our operating results are not predictable, and our historical results may not be indicative of our future results.

As a result of our Business Realignment Plan, the winddown of operations in mainland Europe and the recently announced Revised 2023 Plan, our strategy has shifted from seeking to maximize our market share in the UK and mainland Europe to focusing on the UK market only and pursuing improved unit economics. We may have difficulties implementing our strategy in the UK, which could have a material adverse effect on our business and results of operations

On June 7, 2022, we announced the Business Realignment Plan, which was designed to de-risk our path to profitability and to maximize our liquidity. On September 8, 2022, we announced the winddown of operations in mainland Europe and, on January 18, 2023, we announced our Revised 2023 Plan which is intended to rapidly improve the unit economics of the business. Accordingly, our strategy will no longer seek to achieve maximum market penetration in the UK and mainland Europe. Our ability to pursue our development objectives will depend on our success in carrying out our strategy of improving our unit economics in the UK market only.

A number of factors may affect the achievement of our strategy, including, among others, the implementation of our Revised Business Plans, demand for our vehicles, our ability to locate suitable inventory, our ability to grow organically, our ability to obtain funding and macroeconomic trends. We may not be able to fulfill our strategy in the near term or at all. We will have to react and adapt to the changing business environment, including the emergence of competitors with digital platforms that are similar to our platform. We may be unable to achieve improved unit economics while maintaining the quality and efficiency of our customers’ car-buying and selling experience. See “— If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to improve our unit economics may suffer” below. In addition, the time required to implement the Revised Business Plans could divert management’s attention from other business concerns.

If we fail to realize our strategic objectives in full or in part and in a timely manner, or if the underlying assumptions on which such objectives are based prove to be incorrect, our ability to improve our unit economics as well as our ability to respond to competitive pressures could suffer, which could have a material adverse effect on our business, financial condition, results of operations and prospects. The Revised Business Plans focus on:

●	reducing our existing employee headcount and slowing the pace of new hiring;

●	lowering our brand marketing and performance marketing spend;

●	rationalizing our vehicle preparation and customer support sites;

●	increasing focus on driving retail gross profit per unit (“GPU”) growth through more efficient buying, reconditioning and improved vehicle mix;

●	modifying our consumer proposition to drive costs down and improve operating efficiencies; and

●	increasing procurement efficiencies across our entire supply chain to reduce overheads.

The Revised Business Plans, and the Revised 2023 Plan in particular, are based on our current estimates, assumptions and forecasts, which are subject to known and unknown risks and uncertainties, including assumptions regarding cost savings, cash burn rate, improvements in gross profits per unit, customer demand and a reduction in operating expenses. Accordingly, we may not be able to fully realize the benefit of the cost savings and other benefits anticipated from the Revised Business Plans. Additionally, implementation of the Revised Business Plans may be costly and disruptive to our business, the expected costs and charges may be greater than we anticipate, and the estimated cost savings may be lower than we have forecasted. In addition, our initiatives could result in personnel attrition beyond our planned reduction in headcount, which could in turn adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods, or our ability to attract highly skilled employees. Unfavorable publicity about us or the Revised Business Plans could result in reputational harm and could diminish confidence in our brand and business model. The Revised Business Plans have required, and may continue to require, a significant amount of management’s and other employees’ time and focus, which may divert attention from effectively operating and growing our business.

We have a history of losses and we may not achieve or maintain profitability in the future

We have not been profitable since we began operations in December 2019 and had an accumulated loss of approximately £1,279 million as of December 31, 2022. Although we intend to reduce operating expenses and take other initiatives through implementation of our Revised Business Plans, we expect to continue to incur losses. These expense reductions, initiatives and further investments may not achieve the anticipated results and as such we cannot guarantee we will become cash-flow breakeven or achieve profit at all in the business generally.

We may continue to incur losses in the future for a number of reasons, some of which are outside of our control, including our inability to reduce costs and increase per unit profitability as contemplated under our Revised Business Plans, slower than anticipated adoption of online channels for car buying, slower than anticipated demand for car purchases and our related products and services, increased competition, weakness in the automotive retail industry generally, our ability to source appropriate inventory, and a decline in global financial conditions that negatively impacts economic activity and employment. We may also encounter unforeseen expenses, difficulties, complications and delays in generating revenues or profitability. If our rate of generating revenues slows beyond what is expected in our business plan, we may not be able to reduce costs further in a timely manner. In addition, if we further reduce variable costs to respond to losses, this may limit our ability to improve unit economics.

Accordingly, we may not achieve or maintain profitability and may continue to incur significant losses in the future, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In response to the risks and uncertainties described above, we may seek to secure additional outside capital over the next 12 months beyond the date hereof. While we have historically been successful in our ability to secure outside capital, as of the date hereof, we had no firm commitments of additional outside capital. We can provide no assurance we will be able to continue to secure outside capital in the future or do so on terms that are acceptable to us. Furthermore, we also plan to continue to closely monitor our cash flows and, if necessary, we may implement certain incremental cost savings to preserve our liquidity beyond those being implemented through the Revised Business Plans. While we currently expect we will have sufficient liquidity to fund our operations for the next twelve months beyond the date hereof, we can provide no assurance we will successfully generate such liquidity, or if necessary, secure additional outside capital or achieve incremental cost savings.

As part of our Revised Business Plans we have shifted our focus from maximizing growth to improving our unit economics. No assurance can be given that we will succeed in achieving any improvement in our unit economics

Following our launch in December 2019 we began expanding and we focused on increasing revenue and market share. We now intend to focus on achieving higher margins, improving our product mix and reducing our cost base with the aim of further improving our unit economics and maximizing our cash runway. As a result our revenues may decline. Under our Revised 2023 Plan, we intend to reduce the rate of unit sales to focus on improving gross profit per unit and working capital, by among other things, lowering our operating expenses, rationalizing our footprint, reducing our headcount and implementing other initiatives. There can be no assurance that this strategy of reducing revenue growth to focus on profitability will be successful. We believe that our ability to improve unit economics will depend, among other factors, on our ability to:

●	Further improve the quality of our vehicle offering, by focusing on a higher-margin offering mix;

●	acquire sufficient suitable inventory, and effectively and timely recondition suitable inventory at an attractive cost in order to maintain an attractive product mix;

●	improve the attachment rates and profitability of our complementary business lines;

●	complete the rationalization of our footprint and improve the efficiency of our logistics network;

●	continue to attract customers to our website;

●	improve our processes and create efficiencies across the business; and

●	develop our offering cost effectively in line with customer demands.

We may not meet these objectives, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our audited consolidated financial statements include a note regarding substantial doubt about our ability to continue as a going concern

As set forth in Note 2.7 of the audited consolidated financial statements included elsewhere in this Annual Report, we have determined that, in a downside scenario, certain inherent uncertainties in forecasting operating performance, including gross profit margin, raise substantial doubt about our ability to continue as a going concern, due to the risk that we may not have sufficient cash and liquid assets at December 31, 2022 to cover our operating and capital requirements for the period through to April 30, 2024; and if sufficient cash cannot be obtained, we would have to substantially alter, or possibly even discontinue, operations.

As of December 31, 2022 we had cash and cash equivalents of £258.3 million. We believe that our cash on hand, and available borrowing capacity under stocking loans and borrowings, will be adequate to meet our liquidity requirements for at least the twelve months following the date of this Form 20-F.

We have adopted a plan (the “2023 budget”) designed to allow us to focus on unit economics through higher margin, faster moving inventory and rationalization of our operational footprint. In line with the lower unit expectations for 2023 and the current economic climate, the 2023 budget includes the closure of certain vehicle preparation centers and customer centers, and further headcount reductions, which are already underway. The 2023 budget is expected to deliver a significant reduction in our cash consumption and continued progress towards our goal of reaching profitability, without the need to raise further external funding until H2 2024.

The 2023 budget includes actions to increase liquidity such as a prospective sale and leaseback of owned property, the continued financing of UK retail inventory and the unwinding of the UK subscriptions business to realize cash from subscription vehicles in property, plant and equipment.

Given the stage of evolution of our Company, there are certain inherent uncertainties in forecasting operating performance, including gross profit margin, as well as cash flows. Our ability to satisfy our current liabilities and maintain daily liquidity is dependent on successful execution of our 2023 budget.

We cannot assure you that we will succeed in implementing the 2023 budget or, that if implemented, the 2023 budget will be successful in improving our unit economics and financial outlook. The identification of a substantial doubt about our ability to continue as a going concern could adversely affect our ability to obtain additional financing on favorable terms, if at all, and may cause investors to have reservations about our long-term prospects and may adversely affect our relationships with suppliers. If we cannot successfully continue as a going concern, our investors may lose a large proportion of or even their entire investment.

At such time as we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, such capital may not be available to us, and therefore our business, operating results and financial condition may be materially adversely affected

In the future we will need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Under the terms of the Indenture governing the Convertible Notes, we are obligated to ratably guarantee and/or secure the Convertible Notes, as applicable, with guarantees or security provided at any time for the benefit of certain other indebtedness of the Company for borrowed money issued or incurred in the future, other than indebtedness incurred to purchase, finance or refinance the purchase of vehicles, vehicle parts, supplies and inventory, sale leasebacks and certain other indebtedness, which may negatively impact our ability to incur debt in the future, as well as the cost of any such debt. In addition, any debt financing that we secure in the future could involve restrictive covenants which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt or equity financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A Shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely, or may rely in the future, on various of forms of debt financing to operate our business, including car financing facilities, mortgage debt, capital leases and syndicated loans, and there is no guarantee that such financing will be available in the future on acceptable terms, or at all. In addition, our leverage from any such facilities could adversely impact our business, financial condition and results of operations.

As of December 31, 2022, we had approximately £240 million in committed car financing facilities to finance purchasing of our inventory with a total of four lenders. These facilities have no fixed end date but are subject to annual review. There are no financial covenants attached to these facilities. Certain facilities have triggers to revise the loan-to-value terms if cash falls below a certain level. We are proactively managing our number of available facilities to reflect the lower unit volume we anticipate in 2023. If availability under these facilities was reduced, we could choose to cash finance inventory in the short-term, or to reduce overall levels of inventory held.

We may in the future seek to refinance our existing debt, or incur new debt to, among other things, finance our continuing operations, including our inventory purchases. However, we may be unable to extend these agreements on terms that are acceptable to us, or at all. If the agreements are terminated or expire and are not renewed, or if we are unable to find satisfactory replacements, whether because of our financial and operating performance or for other reasons, our inventory supply may decline, resulting in fewer vehicles available for sale on our website. New funding arrangements may include higher interest rates or other less favorable terms. No assurance can be given that financing will be available in the future on terms acceptable to us, or at all. These financing risks, in addition to rising interest rates and changes in market conditions, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we increase our indebtedness, that will pose additional risks to our business. A high degree of leverage could have important consequences to us. For example, it could:

●	increase our vulnerability to adverse economic and industry conditions;

●	require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

●	limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions.

●	place us at a disadvantage compared to our competitors that are less leveraged;

●	limit our flexibility in planning for, or reacting to, changes in our business and in our industry; and

●	make us vulnerable to increases in interest rates.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could have a material adverse effect on our business and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (the “FDIC”), as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. On March 19, 2023, Credit Suisse and UBS entered into a merger agreement following the intervention of the Swiss Federal Department of Finance, the Swiss National Bank and the Swiss Financial Market Supervisory Authority FINMA. There can be no assurance that there will not be additional bank failures or issues in the broader financial system, which may have an impact on the broader capital markets and, in turn, our ability to access those markets. In addition, if any parties with whom we conduct business are unable to access funds pursuant to lending arrangements with a closed financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

We may be unable to generate sufficient cash to fulfill our obligations under our indebtedness, and we may be unable to incur additional indebtedness to fund future needs

As of December 31, 2022, we had indebtedness outstanding with a carrying amount of £531 million, which included £162 million related to stocking loans, £15 million related to subscription facilities and £349 million related to the Convertible Notes and embedded derivative. Our interest expense resulting from indebtedness outstanding from time to time was £53 million for the year ended December 31, 2022. We intend to continue to evaluate entering into additional stocking facilities or other loans to finance our inventory.

Our ability to make payments on and refinance our current or future debt will depend on our ability to generate cash in the future from operations, financings or asset sales, and is subject to general economic, financial, competitive, legislative, regulatory and other factors that we cannot control. If our cash flows and capital resources are insufficient to fund our debt service obligations we may be forced to sell assets, seek additional capital or take other disadvantageous actions, including reducing financing in the future for working capital, capital expenditures and other general corporate purposes or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. The lenders or other investors who hold debt that we fail to service or on which we otherwise default could also accelerate amounts due, which could in such an instance potentially trigger a default or acceleration of other debt we may incur. Any refinancing or replacement of our existing debt could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives.

We may not have the ability to repurchase the Convertible Notes upon a fundamental change or repay the Convertible Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion, redemption or repurchase of the Convertible Notes

Holders of the Convertible Notes have the right to require us to repurchase for cash all or a portion of their Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest, upon the occurrence of a Fundamental Change (as defined in the Indenture). We are also required to increase the conversion rate for holders who convert their Convertible Notes in connection with a Fundamental Change prior to the maturity date. We will be required to repay the Convertible Notes in cash at their maturity, unless earlier converted, redeemed or repurchased. In addition, as more fully described in “Item 10.C — Material Contracts — Indenture,” we may be required, under certain circumstances, to make a payment of premium to holders at maturity of the Convertible Notes equal to 50% of the principal amount of the Convertible Notes. The premium is payable in cash, Class A Shares, or a combination of cash and Class A Shares at our option. We may not have enough available cash or be able to obtain financing at such time as we are required to make any repurchases of Convertible Notes surrendered or to repay principal at maturity or pay required premium.

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

As of March 20, 2023 we understand from public filings that certain of the holders of the Convertible Notes entered into a cooperation agreement to engage in discussions with the Company concerning a potential financing, recapitalization, asset or equity sale, reorganization and/or restructuring transaction or series of such transactions or alternative extraordinary transactions involving the Company. There is no assurance that any such discussions will occur with the Company or result in any of the foregoing.

Our ability to improve the profitability of our complementary service offerings may be limited, which could negatively impact our revenues and financial performance

We may be unable to improve the profitability of our complementary service offerings. We may not successfully demonstrate the value of such products and services to consumers, and pricing, commission and attachment rates may not improve. Failure to do so would compromise our ability to achieve increasing profitability rates on these products and services over time. Any of these risks, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to risks related to the larger automotive ecosystem, including consumer demand, the shift to electric vehicles, global supply chain challenges and other macroeconomic issues

Our business may be negatively affected by challenges to the larger automotive ecosystem, including urbanization, global supply chain challenges and other macroeconomic issues. The shift to electric vehicles as a result of government mandates and consumer preferences may result in a dislocation in the supply of suitable vehicles in the medium term as there may be fewer used electric vehicles available. New technologies such as autonomous driving software also have the potential to change the dynamics of car ownership in the future. A decline in the volume of new cars would result in a decline in the supply of used cars over time and could impact pricing of used cars. For example, a number of OEMs have experienced new car production disruptions caused by an ongoing global shortage of automobile microchips, which resulted in a decline in the supply of new vehicles, which in turn resulted in a decline in the supply of used vehicles due to a lack of turnover in the automotive retail market. The Russia Ukraine conflict has contributed to shortages in materials and increased costs for transportation, energy and raw material, particularly with respect to raw materials extracted from, or components produced in, Russia or Ukraine, which are important to the vehicle manufacturing industry including the production of electric vehicle batteries. Rising gasoline prices may also change consumer behavior in ways that adversely impact us, including by decreasing demand for cars and by increasing demand for electric vehicles, which could affect our vehicle sales and valuations. In addition, manufacturer recalls are a common occurrence. Recalls and a scrutiny surrounding selling used vehicles with open safety recalls could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, sell affected vehicles at a loss, incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles. See “— Our business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls and potential financial issues” below.

Demand for vehicle purchases may be adversely impacted by international, national and local economic conditions and travel demand. When travel demand or economic conditions weaken, our financial condition and results of operations may be adversely impacted. Consumer purchases of vehicles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of vehicles may be affected by negative trends in the UK economy and other factors, including rising interest rates, rising vehicle prices, the cost of energy and gasoline, any significant increases in fuel prices, any protracted disruption in fuel supplies or rationing of fuel, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility, increased regulation, increased unemployment and the impact of any recession. See “— Continued downturns in general economic and market conditions and reductions in spending may reduce demand for our products” below.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Continued downturns in general economic and market conditions and reductions in spending may reduce demand for our products

Our revenues, results of operations and cash flows depend on the overall demand for our cars, services and products. Negative conditions in the general economy, including conditions resulting from changes in gross domestic product growth, rising interest rates, financial and credit market fluctuations construction slowdowns, energy costs, international trade relations and other geopolitical issues, including those caused or may be caused by the Russia Ukraine conflict, and the availability and cost of credit could cause a decrease in consumer discretionary spending and business investment and diminish growth expectations. Moreover, government consumption or socio-economic policies or objectives could potentially impact the demand for our goods and services.

Global inflation also increased during 2022. The Russia Ukraine conflict and other geopolitical conflicts, as well as the related international response, has exacerbated inflationary pressures, including causing increases in the price for goods and services and global supply chain disruptions, which has resulted and may continue to result in shortages in materials and services. Such shortages have resulted and may continue to result in inflationary cost increases for labor, fuel, materials and services, and could continue to cause costs to increase as well as result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or other negative economic factors or associated increases in our operating costs and how any such trends may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit per unit could decrease, and our financial condition and results of operations could be adversely affected.

Economic slowdowns in the past have significantly affected the automotive and related markets. Consumer purchases of vehicles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of vehicles may be affected by negative trends in the UK economy. Periods of deteriorating general economic conditions may result in a significant reduction in car sales, which may negatively affect our profitability and put downward pressure on our product and service prices and volumes. Economic slowdowns may lead to reduced sales of new vehicles, which may in turn reduce the supply of suitable used vehicles.

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

Our geographic concentration in the UK creates an exposure to severe weather, the local economy, regional downturns, or catastrophic occurrences in the UK that may materially adversely affect our financial condition and results of operations

As a result of the UK focus of our business, we are subject to risks related to downturns in the economy as well as downturns in the market for our products and services in the UK. In addition, the geographic concentration of our business in the UK exposes us to risks related to regional specific legislation, taxes and disasters such as earthquakes or floods, which could disproportionately affect us and our financial performance. Furthermore, the future effects of Brexit are still currently unknown and Brexit may continue to lead to uncertainty and potentially divergent national laws and regulations (including financial laws and regulations, tax and free trade agreements, immigration laws and employment laws). As such, the legal, political and economic relationship with the EU may continue to be a source of instability in international markets, create significant currency fluctuations or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) for the foreseeable future and could adversely affect economic or market conditions in the UK. Any such event or occurrence could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to attract a sufficient audience to our website in a cost-effective manner

Our success will depend, in part, on our ability to continue to attract users to our website in a cost-effective manner. Although, in 2022, we made substantial investments in advertising and public relations campaigns in order to raise awareness of, and direct traffic to, our website, our efforts may not continue to be successful. Furthermore, as part of the Revised Business Plans, we have lowered our brand marketing spend and continue to focus on maximizing our cash runway. As a result, we may not continue to make sufficient investments in our advertising and public relation campaigns to attract an adequate audience to our website. Factors important to maintaining the audience to our website include our ability to:

●	maintain a convenient and reliable user experience as consumer preferences evolve;

●	develop and manage new and existing technologies and distribution channels, including smartphones and tablets; and

●	maintain awareness of our brand and website through marketing and promotional activities.

In addition, our future success depends, in part, on our ability to provide adequate functionality for visitors who use mobile devices to search for and purchase cars and the number of transactions that are completed by those users. In the year ended December 31, 2022, approximately 80% of unique visitors to our website were attributable to mobile devices. This is consistent with prior years. The online market for purchasing vehicles is significantly less developed than the online market for other goods and services such as books, music, travel and other consumer products. If the market for online vehicle transactions does not gain more widespread acceptance, or if we are unable to adequately address our customers’ desire to utilize mobile device technology, our business may suffer. Furthermore, a failure or inability to carry out sustained advertising and promotional expenditures or offer more incentives than we currently anticipate could mean that we are unable to attract consumers to our digital platform or to convert them into purchasing customers. Specific factors that could prevent consumers from purchasing vehicles through our digital platform include a preference for the ability to physically test-drive and examine vehicles, the confidence that can be provided in meeting the person who is selling the car, our ability to provide the same level of website functionality to a mobile device that we provide on a desktop computer, the actual or perceived lack of security of information on a mobile device and possible disruptions of service or connectivity. In addition, we may not continue to innovate and introduce enhanced products that can be suitably conveyed on mobile platforms. Any failure to properly manage these factors could negatively affect our brands and reputation or our ability to attract and retain users.

Our business is dependent upon access to suitable vehicle inventory, including the appropriate inventory mix, for resale to customers. Obstacles to acquiring suitable inventory for resale to customers, whether because of supply, competition, or other factors, could have a material adverse effect on our business, financial condition, results of operations and prospects

We acquire cars for sale through numerous sources, including from used-car auctions, corporate suppliers including vehicle finance, leasing, rental companies and OEMs, as well as directly from consumers and from subscription agreements as our remaining subscription contracts terminate. The supply of suitable vehicles may not be sufficient to meet our needs and the vehicles may not be available at prices or on terms acceptable to us. For example, any reduction in the volume of new cars could negatively impact the supply of cars for our business. OEMs continue to report new car production disruptions caused by various factors including an ongoing global shortage of automobile microchips. This disruption resulted in and could in the future continue to result in a decline in the supply of new vehicles, which has in turn resulted in and could in the future result in a decline in the supply of used vehicles due to a lack of turnover in the automotive retail market. The decline in the supply of new vehicles has resulted in used car pricing increasing significantly. In addition, suppliers may also choose to provide our competitors with certain vehicles or may prefer working with our competitors over us, limiting our ability to obtain inventory. Some of these factors could continue in the future. We have expanded the volume of vehicles we acquire from consumers through our direct car buying channel in 2022. This has allowed us to increase the availability of suitable vehicle inventory at attractive commercial rates. However, this channel may not continue to be successful or commercially viable or may not be sustainable in the context of the associated capital overhead. A reduction in the availability of or access to sources of inventory, whether due to supply chain constraints, geopolitical events, or otherwise, could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the shift to electric vehicles as a result of government mandates and consumer preferences may result in a dislocation in the supply of suitable vehicles in the medium term, as used electric vehicles may not achieve wide consumer acceptance as a result of actual or perceived limitations on battery life or other concerns. New technologies, such as autonomous driving software, also have the potential to change the dynamics of car ownership in the future and could reduce the demand for both new and used cars. A decline in the volumes of new cars would result in a decline in the supply of used vehicles over time.

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

Our business is dependent on the image and reputation of our brand

Our financial performance is influenced by the image, perception and recognition of the Cazoo brand. We need to maintain, protect, and enhance our brand in order to attract users to our website and increase their engagement with our website. This, in turn, depends on many factors such as the quality of the vehicles available for sale and the services provided, the level of customer service and advice, the efficiency of our delivery services and our communication activities including advertising, public relations, marketing and our general corporate and market profile. As part of the Revised Business Plans, we have begun to reduce our brand marketing spend and expect to further reduce our performance marketing spend, and this reduction could impede our ability to maintain user engagement or respond to threats to our reputation. If we fail to maintain the standards on which our reputation is built, or if an event occurs that damages this reputation, such as accidents in or malfunctions related to Cazoo vehicles or services, consumer demand could be adversely affected, which would have a material adverse effect on our business, sales and results of operations. Even the perception of a decrease in the quality of our vehicles, customer service or brand could impact results.

Complaints or negative publicity about our business practices, the quality of our vehicles or services, our marketing and advertising campaigns, compliance with applicable laws and regulations, the integrity of the vehicle data that we provide to users, data privacy, environmental and social, governance, health and safety, driver and vehicle standards, and security issues, and other aspects of our business, especially on blogs and social media websites, and irrespective of their validity, could diminish customer confidence in our platform and adversely affect the Cazoo brand. The growing use of social media increases the speed with which information and opinions can be shared and thus the speed with which reputation can be affected. While we may choose to engage in marketing campaigns to promote our brands, these efforts may not be successful. Our failure to correct or mitigate misinformation or negative information about us, the vehicles we sell or purchase, our customer experience, or any aspect of our brand, including information spread through social media or traditional media channels, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The success of our business relies heavily on the effectiveness of our marketing and branding efforts, and these efforts may not be successful

We are a consumer brand; we rely heavily on effective marketing and advertising to sustain brand visibility with potential customers. We recorded marketing expenses of £63 million in the year ended December 31, 2022. As part of our Revised Business Plans, we have reduced and intend to continue reducing certain types of marketing (such as TV and radio advertisements, and sponsorships) as well as performance marketing spend. This reduction may affect our ability to sustain brand visibility, which could have a negative effect on our business, financial condition, results of operations and prospects.

We are also heavily reliant on our website, which needs to evolve as our business matures. In the future, we may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our website in a timely manner or at all. If we are unable to recover marketing costs through increases in customer traffic and in the number of transactions by users of our platform, or if our broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on search engines and vehicle listings sites to help drive traffic to our website, and if we fail to appear prominently in the search results or fail to drive traffic through paid advertising, our audience may decline and our business would be adversely affected

We depend in part on search engines and vehicle listings sites to drive traffic to our website. Our ability to maintain and increase the number of visitors directed to our website is not entirely within our control. A significant number of users access our website via links contained in search engines’ “natural” listings (i.e. listings not dependent on advertising or other payments). Search engines typically do not accept payments to rank websites in their natural listings and instead rely on algorithms to determine which websites are included and in what priority to order in the results of a search query. We endeavor to enhance the relevance of our website to common user search queries and thereby improve the rankings of our website in natural listings (a process known as “search engine optimization” or “SEO”). Search engines frequently modify their algorithms and ranking criteria to prevent their natural listings from being manipulated, which could impair our search engine optimization activities, in turn reducing new client acquisition and adversely affecting our operating results.

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

Vehicle listings sites, such as Autotrader.co.uk, also direct users to our website via links from vehicles advertised on their sites. Should a vehicle listing site such as Autotrader cease to promote our vehicles for any reason, it could reduce new client acquisition and adversely affect our operating results.

If search engines modify their algorithms in ways that are detrimental to us, if vehicle listings sites are unwilling to display any or all of our inventory or if they significantly increase the cost of doing so, or if our competitors’ efforts are more successful than us, overall growth in our audience could slow or our customer base could decline.

Further, mobile operating system and web browser providers, such as Google, have announced product changes to limit the ability of advertisers to collect and use data to target and measure advertising. Google intends to further restrict the use of third-party cookies in its Chrome browser in 2024, consistent with similar actions taken by the owners of other browsers, such as Apple in its Safari browser, and Mozilla in its Firefox browser. These changes may reduce our ability to efficiently target and measure advertising, in particular through online social networks, making our advertising less cost effective and successful. Any reduction in the number of users directed to our website through search engines or vehicle listings sites could have an adverse effect on our business, financial condition, results of operations and prospects.

Our business is dependent upon our ability to recondition and sell inventory expeditiously and efficiently

Our purchases of vehicles are based in large part on projected consumer demand. If actual sales are materially less than we forecast, we would experience an over-supply of vehicle inventory. An over-supply of vehicle inventory will generally cause downward pressure on product sales prices and margins and increase our average days to sale. Vehicle inventory represents a significant portion of our total assets, accounting for £233 million, or approximately 27% of our total assets, as of December 31, 2022. Having such a large portion of total assets in the form of inventory for an extended period subjects us to depreciation, inflation and other risks that affect our results of operations. Vehicles can depreciate rapidly and therefore a failure to sell our inventory expeditiously or to recondition and deliver vehicles efficiently to customers could adversely impact our gross profit per unit. If we have excess inventory or our average days to sale increases, we may be unable to liquidate such inventory at prices that allow us to meet margin targets or to recover our costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Conversely if our customer demand exceeds our capacity to purchase and recondition our used vehicle inventory this could result in lower inventory levels, leading to lower conversion rates. Following the announcement of our Revised 2023 Plan, we have begun to rationalize our footprint, including through reducing the number of vehicle preparation centers we operate. As a result of this reduction, our reconditioning capacity will decline and our operations may experience periods of inefficiency, which could have a negative impact on our gross profit per unit.

Any disruption of our ability to recondition our vehicles in an expeditious and efficient manner could have a material adverse effect on our business, financial condition, results of operations and prospects.

Vehicle retail sales depend heavily on affordable interest rates and availability of credit for vehicle financing and a substantial increase in interest rates could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows

If interest rates continue to rise, market rates for vehicle financing will generally be expected to rise as well, which may make our vehicles less affordable to customers or steer customers to less expensive vehicles that would be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, customers may not desire or be able to obtain financing to purchase our vehicles. As a result, a substantial increase in customer interest rates or tightening of lending standards could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our business is sensitive to changes in the prices of new and used vehicles

Any significant changes in retail prices for new or used vehicles could have a material adverse effect on our revenues and results of operations. For example, an overall increase in prices for used vehicles may make it difficult for certain customers to afford to purchase a vehicle. Similarly, if retail prices for used vehicles rise relative to retail prices for new vehicles, it could make buying new vehicles more attractive to our customers than buying used vehicles, which could result in reduced used-car sales and lower revenues. Manufacturer incentives could contribute to narrowing the price gap between new and used vehicles. In addition, supply chain issues impacted new vehicle production throughout 2022 and may continue in the future. See “— Our business is subject to risks related to the larger automotive ecosystem, including consumer demand, the shift to electric vehicles, global supply chain challenges and other macroeconomic issues.” As a result of these factors, automotive vehicle pricing and demand continues to be difficult to predict, which could have an adverse effect on our business, financial condition, results of operations and prospects.

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

If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to improve our unit economics may suffer

The success of our business depends in part on effectively managing and maintaining sales of our vehicle inventory and related products and services, and providing customers with a car buying experience that meets or exceeds their expectations. If for any reason we are unable to do so in a timely and cost-effective manner, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our products and services do not meet expected performance or quality standards, including with respect to customer safety and satisfaction, this could adversely affect consumer demand. In addition, the volume of customer service requests before and after delivery limits our service capacity and may prevent us from retailing service plans to customers effectively. The changes to our footprint and headcount announced as part of the Revised 2023 Plan may negatively impact our ability to serve customers while maintaining the quality and efficiency of our customers’ car-buying experience. If the demand for our used cars exceeds our ability to recondition cars, we may be unable to meet customer demand and may have to decrease our range of brands and models for sale. This could adversely impact our reputation, customer demand for our vehicles and our competitive position.

If we cannot maintain the quality and efficiency of our customers’ car-buying experience or the quality of the vehicles we sell, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

The disposals resulting from the winddown in Europe and other strategic decisions that we may take could have a negative effect on our results of operations

We may divest assets or otherwise discontinue businesses that are no longer a part of our strategy. For example, on September 8, 2022, we announced a plan to wind down our operations in Europe, and since then we have announced the sales of our Spanish, Italian and German businesses. Divestitures or other similar strategic endeavors require significant investment of time and resources, may disrupt our business and distract management from other responsibilities and may result in losses on disposition or continued financial involvement in the divested business, including through indemnification or other financial arrangements, for a period following the transaction, which could adversely affect our business, results of operations or financial condition.

An impairment of our goodwill and other indefinite-lived intangible assets could have a material impact to our results of operations

On an annual basis as of December 31, and at interim periods when circumstances require as a result of a triggering event, we test the recoverability of our goodwill and indefinite-lived intangible assets by performing an impairment analysis. The value in use calculation involves judgment and estimates, including projected revenues, projected cash flows, long-term growth rates, and discount rates. A significant decline in any of the items used to determine the recoverable amount, as well as other triggering events, could result in a material impairment charge. For details of our annual impairment testing, see Note 16 of the audited consolidated financial statements included elsewhere in this Annual Report.

We operate in a competitive industry. Increased competition in online car sales could increase our marketing costs and affect our business, results of operations and prospects

The car retail market is highly competitive with respect to price, quality, service, location and vehicle offering. Our current and future competitors may include:

●	traditional car dealers or marketplaces who could increase investment in technology and infrastructure to compete directly with our online retail model or current online retail platforms;

●	search engines and vehicle listings sites and new entrants that could change their models to directly compete with us, such as Google, Amazon and AutoTrader.co.uk and Motors.co.uk; and

●	OEMs that could change their sales models through technology and infrastructure investments and enter into the subscription and/or direct online retail sales market themselves.

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

Our current and potential competitors may have significantly greater financial, technical, marketing, infrastructure and other resources than we have, and an ability to devote greater resources to the development, promotion and support of their products and services. Additionally, they may have more extensive automotive industry relationships, longer operating histories and greater name recognition than us. As a result, these competitors may be able to adapt more quickly, develop new technologies faster and undertake more extensive marketing or promotional campaigns. Furthermore, the closures of a number of our vehicle preparation and customer centers following the announcement of our Revised 2023 Plan could limit our access to certain markets and impair our ability to compete effectively. In addition, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. If we are unable to compete with these competitors, the demand for our cars, products and services could substantially decline.

We may not be able to compete successfully against current or future competitors, and competitive pressures could have a material adverse effect on our business, financial condition, results of operations and prospects.

Loss of, or disruption to, our customer centers or vehicle preparation centers could have a material adverse effect on our business, financial condition, results of operations and prospects

Following the announcement of the Revised 2023 Plan, we have rationalized our footprint and operate seven customer centers and four vehicle preparation centers in the UK as of March 20, 2023. We store our sale-ready inventory at and deliver vehicles from these locations. Our ability to deliver vehicles to customers is dependent on our operational infrastructure, particularly the efficient functioning of our customer centers and vehicle preparation centers as well as the services of third-party providers of vehicle reconditioning. Customer and vehicle preparation centers rely on inventory management and logistics technology. If this technology fails to operate correctly it could result in an interruption to or a significant diminishment in our ability to function until the technology is restored to working order, which could result in delays in deliveries to our customers, damage to our reputation and potentially a loss of customers or sales.

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

Although we have established business continuity procedures designed to minimize the impact of any such disruption, including work from home procedures where necessary, those procedures may not be adequate or effective. We maintain insurance to cover material exposures and business interruption; however, the insurance coverage may not be sufficient and insurance proceeds may not be paid on a timely basis to us if any of our customer centers or vehicle preparation centers are unavailable for any extended period of time. As a result, any loss of or disruption to any of our customer centers or vehicle preparation centers may have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on key third-party suppliers for outsourced services to us as well as for value-added products to our customers, and we cannot control the quality or fulfilment of these products

Our operations are subject to a number of risks, some of which are outside of our control, including: failure of a supplier to provide the required level of service or to comply with the terms of an agreement with us; interruption of operations or increased costs in the event that a supplier ceases its business due to insolvency or other unforeseen circumstances; failure of a supplier to comply with applicable legal and regulatory requirements or our policies; loss of confidence by suppliers in us as a result of the recent changes to our business; and difficulty in managing the workforce, labor unrest or other employment issues. This in turn, may affect our relationships with our customers and damage our reputation. In addition, we may incur liability to third parties as a result of the actions of our suppliers.

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

We also offer value-added products to our customers through third-party service providers. As we utilize third-party service providers, we cannot control all of the factors that might affect the quality and fulfilment of these services and products, including (i) lack of day-to-day control over the activities of third-party service providers, (ii) that such service providers may not fulfil their obligations to us or our customers or may otherwise fail to meet expectations and (iii) that such service providers may terminate their arrangements with us on limited or no notice or may change the terms of these arrangements in a manner unfavorable to us or our customers for reasons outside of our control. Such providers also are subject to local and national regulations and any failure by such third-party service providers to comply with applicable legal requirements could cause us financial or reputational harm.

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

Our revenues and results of operations are partially dependent on the actions of these third parties. If one or more of these third-party service providers cease to provide these services or products to our customers, tighten their credit standards or otherwise provide services to fewer customers or are no longer able to provide them on competitive terms, any of these could have a material adverse effect on our business, revenues and results of operations. If we are unable to replace the current third-party providers upon the occurrence of one or more of the foregoing events, it could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, disagreements with such third-party service providers could require or result in costly and time-consuming litigation or arbitration.

We rely on our own logistics to transport our vehicle inventory. Thus, we are subject to business risks and costs associated with the transportation industry

We rely on our own logistics to transport vehicles from the site of purchase to vehicle preparation centers, then to our customer centers and/or then directly to our customers. As a result, we are exposed to risks associated with transportation, such as weather, traffic patterns, gasoline prices, cost inflation, supply chain delays, labor shortages at transportation providers and warehouses, recalls affecting our vehicle fleet, local and national regulations, insufficient internal capacity, rising prices of external transportation vendors, taxes, license and registration fees, insurance premiums, difficulty in recruiting and retaining qualified drivers, disruption of our technology systems and increasing equipment and operational costs. In addition, events related to political instability, or threatened or actual acts of terrorism and security concerns, may pose challenges to our logistics and fulfilment processes.

Our transportation costs may increase as carriers have increased prices. We are also exposed to the risks of vehicular crashes, which may result in serious injury to or loss of life of an employee or third party. Our failure to successfully manage our logistics and fulfilment process could cause a disruption in our inventory supply chain and distribution, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As part of our Revised 2023 Plan, we announced the intention to make our logistics networks more efficient through the closure of certain of our vehicle preparation and customer centers and further headcount reductions. As part of this, as of March 20, 2023 we have reduced the number of vehicle preparation centers we operate to four and the number of customer centers we operate to seven. There can be no guarantee that these closures, reduced headcount and transport divestitures will lead to the desired efficiencies or reduced operating costs.

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

Vehicles in our inventory may be stolen, damaged or destroyed before they can be sold. In addition, our vehicles used for our subscription offering may be stolen, damaged or destroyed before being returned to us

Vehicles in our inventory comprise a large share of our total assets. As of December 31, 2022, the value of our overall inventory amounted to £233 million. Given the size of this inventory, we require significant space to store our cars. To this end, we have in the past, and may in the future, enter into short-term agreements with third-party logistics partners to handle the storage of some of our cars. We have limited control over the third-party partners and cannot guarantee that cars in our inventory will be properly protected (e.g., against theft or vandalism).

In addition, given that our cars are typically stored in unroofed parking lots, force majeure events such as flooding, fires or hail may affect a large number of our cars. This type of parking lot also has an increased risk of theft or vandalism. Such events may cause us to incur large, uninsured damages, deprive us of a significant portion of our inventory and reduce customer satisfaction if we cannot deliver sold cars. In addition, vehicles provided to customers under our car subscription offering (which is being wound down) may be stolen, damaged or destroyed before being returned to us. While we carry insurance for our vehicles, the insurance coverage may not be sufficient.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Fraudulent behavior of sellers or purchasers of our cars or an inability to correctly assess their creditworthiness may adversely affect our business

We source a large number of used cars. While we run provenance checks on the vehicles we purchase, we have in the past, and may in the future, purchase cars that have been stolen, altered or sourced from salvage. Criminals attempting fraudulent sales tend to be sophisticated, presenting us with fake identities, forged car documentation (e.g., a fake registration document and vehicle registration, or obtaining such documentation by submitting false information to the relevant governmental agencies) or altered vehicles (e.g. by changing the odometer reading). Buying stolen or altered cars may result in increased legal fees and expenses, fines and increased insurance costs. Any of the foregoing could have an adverse effect on our brand, reputation and ability to attract customers.

When deciding whether to provide financing services to consumers, we assess their creditworthiness by relying, among other things, on the assessments of third-party credit agencies. There is, however, no guarantee that the systems of these agencies will function properly or that there are no gaps or errors in their assessment. Going forward, we may develop and rely on our own automated credit assessment software. Our credit risk algorithms are, however, unproven and may not function as envisaged. Consequently, we may fail to correctly assess the creditworthiness of consumers. If purchases or payments are not properly authorized or payment confirmations are transmitted in error, the relevant purchasers may turn out to have insufficient funds or be able to defraud us, which would adversely affect our operations and result in increased legal expenses and fees. High levels of fraud could result in us having to comply with additional requirements or pay higher payment processing fees or fines. Furthermore, permitting new and innovative online payment options may increase the risk of fraud. In addition, the risk of fraud may increase as our business matures.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience significant returns of cars sold

Consumers who purchase cars currently have the right to return such cars within a period of seven days from delivery and to receive full refunds, assuming they have driven no more than a stated maximum amount of miles or kilometers per our terms and conditions and providing the car is undamaged. In the year ended December 31, 2022, the return rate for cars sold under this offering amounted to 6.7%. Returning cars is more cost-intensive than returns for other goods sold online due to the size and weight of vehicles. If we face high levels of returns (e.g., due to customers being dissatisfied with their car or customer service) we may incur significant costs, including costs in relation to handling such returns, as well as further complications to our operations.

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

In addition, a significant portion of our expenses are fixed and do not vary proportionately with fluctuations in revenues. If sales during peak seasons are significantly lower than expected for any reason, we may be unable to adjust our expenses in a timely manner and may be left with a substantial amount of unsold inventory which may be difficult to liquidate and the value of which may depreciate. At the same time, if we fail to obtain sufficient inventory of appropriate vehicles, we may not have an adequate supply of products to meet consumer demand. We may also experience fluctuations in our operating results due to the implementation of our Revised Business Plans.

We are highly dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy

Our results and success are dependent in part on our ability to attract and retain effective personnel. Our performance depends significantly on the efforts and abilities of our key senior management. Our senior management have substantial experience and expertise and have made significant contributions to our continuing growth and success. The loss of any members of the senior management or other key employees without the prompt addition of appropriate replacements could have a material adverse effect on our business, financial condition, results of operations and prospects. We may be unable to find appropriate replacements in a timely manner or the replacements, once appointed, may not perform as effectively as expected. In addition, we may not continue to be able to retain or attract a sufficient number of skilled personnel, including within the commercial, car reconditioning, sales and marketing, software engineering, data and IT teams, on attractive terms or at all. In light of our announced reduction in headcount as part of the Revised 2023 Plan, we may find it difficult to prevent attrition beyond our planned reduction in headcount, and to attract personnel in the future. Any inability to recruit, train or retain such personnel could hinder our ability to successfully operate our business and to meet business objectives and timelines, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, labor shortages, the inability to hire or retain qualified employees nationally, regionally or locally or increased labor costs could have a material adverse effect on our ability to control expenses and efficiently conduct operations.

We are exposed to risks in connection with product-related warranties as well as the provision of services, which may be costly

We provide a free 90-day warranty and offer extended warranty, insurance and service plans to our customers. There is a risk that, relative to the warranties and insurance and service plans provided, the calculated product prices and the provisions for our warranty and insurance and service risks have been set, or will in the future be set, too low. There is also a risk that we may be required to extend the applicable warranty period originally granted or to provide services as a courtesy or for reasons of reputation where we are not legally obliged to do so, and for which we will generally not be able to assert claims in recourse against suppliers or insurers. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need to continue to improve the capacity, speed, integration and automation of our reporting systems and operational processes as we rationalize our operations

The rapid development of our business has placed, and may continue to place, significant demands on our management and operational infrastructure. As a part of our ongoing obligations as a public company, we will need to continue to improve the capacity, speed, integration and automation of our reporting systems and operational processes. See “— Because we have historically operated as a private company, we have limited experience complying with public company obligations and fulfilling these obligations is expensive and time consuming and may divert management’s attention from the day-to-day operation of our business” below.

Our future development could also strain our ability to maintain reliable service levels for our users and inhibit our ability to develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, and recruit, train and retain highly skilled personnel.

If we fail to achieve the necessary level of efficiency in our organization, or to improve the capacity, speed, integration and automation of our reporting systems, our business, financial condition, results of operations or prospects could be materially adversely affected.

Cyber breaches caused by malicious hacking could jeopardize the integrity of our IT systems and the security of our data

The rise in cyber- and data-related crime presents a significant challenge in terms of securing data and systems against attack. The growth in online access throughout the retail landscape increases our exposure to potential cyber threats. Our systems, website, mobile applications, data (wherever stored), software or networks, and those of third parties, may be vulnerable to security breaches, including unauthorized access (from within our organization or by third parties), computer viruses or other malicious code and other cyber threats that could have a security impact. We and third parties may not be able to anticipate evolving techniques used to effect security breaches (which change frequently and may not be known until launched), or prevent attacks by hackers, including phishing, ransomware attacks or other cyber-attacks, or prevent breaches due to employee error or malfeasance, in a timely manner, or at all. Cyber-attacks have become far more prevalent in recent years, leading potentially to unauthorized access to, misuse or disclosure of, unavailability of, or the theft or manipulation of confidential and proprietary information or loss of access to, or destruction of, data on our or third-party systems, as well as interruptions or malfunctions in our or third-parties’ operations. See “—Failure to safeguard our customer and other personal data may result in reputational damage, financial penalties, claims from individuals and litigation, and decrease in revenues” below.

Attacks on our information technology networks may increase in the future. We and our suppliers are at a risk of suffering materially from such attacks and breaches, which could adversely affect our ability to process customer and consumer transactions and manage inventories, result in us incurring significant additional costs to modify our protective measures or to investigate and remediate vulnerabilities, and result in significant losses, reputational harm, competitive disadvantage and sometimes physical damage. We may also be subject to related litigation and financial losses that are either not insured against or not fully covered through our insurance policies, as well as being obliged to incur costs through a need to engage third-party experts, advisers and consultants. We may also be subject to regulatory intervention, significant regulatory fines and sanctions, particularly as a result of the increasing regulatory focus on promoting the protection of customer information and the integrity of information technology systems.

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

A significant disruption in service of our website and information technology systems could result in a disruption in our business and could have a material adverse effect on our results of operations

Our brand, reputation and ability to attract customers and generate revenues depend on the reliable performance of our website and supporting systems, technology and infrastructure. Our services are accessed by a large number of users, often at the same time, and as user traffic increases, we may not be able to scale our technology to accommodate increased capacity requirements, which may result in interruptions or delays in service. We have experienced minor interruptions in our systems in the past, including server failures, that temporarily slowed the performance of our website and we may experience interruptions in the future. Notwithstanding efforts to prevent website or IT failure or disruption, including established disaster recovery plans, interruptions in these systems, whether due to system failures, programming or configuration errors, computer viruses, malware, cyber-attacks, power outages, physical or electronic break-ins, fire, telecommunications failures, floods or other malfunctions and disruptions, could affect the availability of inventory on our website and prevent or inhibit the ability of customers to access our website. Problems with the reliability or security of our systems could harm our reputation, prevent us from making sales, result in a loss of customers as well as result in additional costs.

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

We occasionally receive orders placed with fraudulent credit card data, including stolen credit card numbers, or from clients who have closed bank accounts or who have insufficient funds in open bank accounts to satisfy payment obligations. We may suffer losses as a result of orders placed with fraudulent credit card data even if the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. If we are unable to detect or control credit card or other fraud, our liability for these transactions could be substantial.

Further, we may become subject to changing payment regulations and requirements that could potentially affect the compliance of our current payment processes and increase the operational costs we incur to support payments. Any noncompliance by us in relation to global laws and regulations that govern payment methods, or any alleged noncompliance, could result in reputational damage, litigation, increased costs or liabilities, or require us to stop offering payment services in certain markets.

Failure to safeguard our customer and other personal data may result in reputational damage, financial penalties, claims from individuals and litigation, and decrease in revenues

We collect, store and use data in our operations that may be protected by data protection and privacy laws. We have taken steps to comply with the General Data Protection Regulation (Regulation (EU) 2016/679) (“GDPR”) and the GDPR as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 and relevant statutory instruments (the “UK GDPR”). Such laws govern our ability to collect, use and transfer personal data, including relating to our customers and business partners, as well as any such data relating to our employees and others. We routinely transmit and receive personal, proprietary and confidential information (including debit and/or credit card details of our customers) by electronic means and therefore rely on the secure processing, storage and transmission of such information in line with regulatory requirements (including Payment Card Industry — Data Security Standards). Therefore, we are exposed to the risk that such data could be wrongfully appropriated, lost or disclosed, damaged or processed in breach of privacy or data protection laws. Failure to comply with the UK GDPR and other applicable data protection laws may result in reputational damage, financial penalties and fines, claims from individuals and litigation, and loss of competitive advantage. For example, breaches of the UK GDPR can each result in fines of up to 4% of annual global turnover.

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

We also use cookies and similar technologies on our website including to allow our website to work, to analyze and improve our website, to personalize customers’ experiences and to market products to users through advertisements. In recent years, regulators in the UK have expressed increased concern over the use of third-party cookies and similar technologies including for online behavioral advertising and laws in this area are also subject to reform. Privacy and Electronic Communications Regulations require us to obtain informed consent for the placement of a cookie on a customer’s device for certain purposes, and the UK GDPR also imposes additional conditions in relation to that consent, such as a prohibition on pre-checked consents except under certain circumstances.

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

We may be subject to intellectual property rights claims, which are costly to defend and could require us to pay damages or an account of profits

Companies in the internet and technology sectors may enter into litigation in order to enforce and protect their intellectual property rights. Third parties may in the future assert that we have infringed their intellectual property rights. As we face increasing competition, the possibility of being subject to intellectual property rights claims may grow.

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

Because we have historically operated as a private company, we have limited experience complying with public company obligations and fulfilling these obligations is expensive and time consuming and may divert management’s attention from the day-to-day operation of our business

As a privately held company, we were not required to comply with many corporate governance and financial reporting practices and policies required of publicly-traded companies. As a publicly traded company, we incur significant legal, accounting and other expenses that we were not required to incur in the recent past. Since we stopped qualifying as an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) on December 31, 2022, these expenses are expected to increase further. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and NYSE, have increased the costs and the time that must be devoted to compliance matters. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly. We also expect to continue to need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. As a public company, it could be more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a public company, it could be more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our Class A Shares, fines, sanctions and other regulatory action and potentially civil litigation.

We have identified material weaknesses in our internal control over financial reporting (“ICFR”) for the fiscal years ended December 31, 2022 and 2021, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations. If these material weaknesses are not remediated our ability to accurately and timely report our financial results could be adversely affected

In connection with our preparation and the audit of our financial statements as of and for the year ended December 31, 2022, we have identified material weaknesses as defined under the Exchange Act in our internal control over financial reporting. SEC guidance defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual financial statements will not be prevented or detected on a timely basis. We and our independent public accounting firm identified the following material weaknesses as defined under the Exchange Act in our internal control over financial reporting:

i. The entity level and financial reporting control environment is not designed with the appropriate precision to prevent or detect material misstatement in accounting or disclosure, including deficiencies in the design and operation of transaction-level control activities. This includes a lack of effective management review controls, including over the completeness and accuracy of data and reports used in internal controls and segregation of duties relating to the review of manual journal entries, as a part of the financial statement close process for the year ended December 31, 2022;

ii. The Company did not design and maintain effective controls over information technology general controls (“ITGCs”) for all information systems and applications that are relevant to the preparation of the consolidated financial statements. Specifically, the Company did not design and maintain: (i) sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; (ii) program change management controls to ensure that information technology (“IT”) program and data changes affecting financial information technology applications and underlying accounting records are identified, tested, authorized and implemented appropriately; and (iii) monitoring controls of IT operations performed by service organizations to ensure that critical batch and interface jobs are monitored, privileges are appropriately granted, and data backups are authorized and monitored. Business process controls (automated and manual) that are dependent on the ineffective ITGCs, or that rely on data produced from systems impacted by the ineffective ITGCs, are also deemed ineffective for the year ended December 31, 2022; and

iii. Insufficient accounting and finance personnel with IFRS technical accounting knowledge to account for non-routine and complex transactions for the year ended December 31, 2022.

A management assessment has been carried out in relation to the year ended December 31, 2022 and no additional material weaknesses have been identified. However, the management assessment found that, while an overall ICFR plan has been developed and is being implemented, the iterative nature of the process has meant that we are continuing to design, redesign and implement key financial reporting controls across each of the in-scope processes. As such, the management assessment has been unable to conclude that the overall entity-level, business process and IT general control environments are effective.

To address the material weaknesses we plan to continue to undertake remediation actions. During the fiscal year ended December 31, 2022 we implemented a governance, risk management and compliance (“GRC”) tool for the management, operation and evidencing of financial reporting controls. We continued to engage consultants with the appropriate expertise to perform a risk assessment of the internal control environment and assist management in designing and implementing entity level, financial reporting and management review controls, together with IT general and application controls for systems which impact financial reporting. In addition, we have hired a number of personnel with expertise in finance and technical IFRS accounting, including for senior finance leadership positions. Dedicated resources continue to be allocated to support the improvement of our financial control environment and we will deliver training to further support the needs of our staff.

Our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. We cannot provide assurance as to when we will be able to complete full remediation or if we will be able to avoid the identification of additional material weaknesses in the future. In addition, the process of assessing the effectiveness of our internal control over financial reporting may require the investment of substantial time and resources, including by members of senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. Additionally, if we are unable to successfully remediate the identified material weaknesses or if we identify additional material weaknesses, our financial statements could contain material misstatements that, when discovered in the future, could cause failure to meet reporting obligations. At such time, our independent registered public accounting firm may issue an adverse report in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating.

If we are considered to have material weaknesses in our internal control over financial reporting which are not addressed in a timely manner, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline, and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy material weaknesses in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets and other forms of financing.

We may identify additional material weaknesses in the future, or otherwise fail to establish or maintain an effective system of internal control, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we identify any additional material weaknesses in the future, the accuracy and timing of our financial reporting may be adversely affected. Additionally, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports as well as applicable stock exchange listing requirements. We may be unable to prevent fraud, investors may lose confidence in our financial reporting and our share price may also decline. Our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future and may cause us to fail to achieve and maintain the adequacy of our internal control over financial reporting in a timely fashion.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. In addition, control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgement and breakdowns resulting from human failures. In addition, the level of manual processes and multiple systems in our internal control over financial reporting increases the risk of error. As a result, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. We can provide no assurance that the measures we are currently undertaking or may take in the future will be sufficient to maintain effective internal controls or to avoid potential future deficiencies in internal control, including material weaknesses.

Failing to maintain effective disclosure controls and internal controls over financial reporting could have a material adverse effect on our business, financial condition, results of operations and prospects and could cause a decline in the price of our securities.

Our operations may be adversely affected by legal, regulatory and other developments. Our non-compliance with applicable financial regulations could have a material impact on us

We are subject to a range of legal and regulatory requirements originating in the UK, particularly in the areas of consumer protection, transportation, product safety, competition, bribery and corruption, financial services, environment social and governance, customer service agreements, supplier pricing, infrastructure investment, property rights and planning laws and accounting. Failure to comply with any of these laws or regulations could result in administrative, civil or criminal penalties, loss of licenses or in a cease-and-desist order against our business operations, any of which could damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

Cazoo Ltd is an appointed representative of ITC Compliance Limited (ITC) which is authorised and regulated by the Financial Conduct Authority. As an Appointed Representative of ITC, it is permitted by the Financial Conduct Authority in the UK to carry out regulated activity, including brokering finance agreements and introducing insurance products. We intend to remain compliant with such regulations although compliance cannot be guaranteed. Any non-compliance or regulatory changes could have a material and adverse effect on our ability to sell finance and/or insurance products and/or the pricing of and cover provided by such products. This could therefore materially and adversely affect the revenues and earnings that we derive from such products, and consequently could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, changes in laws and regulations, more stringent enforcement or alternative interpretation of existing laws and regulations may change the legal and regulatory environment, making compliance with all applicable laws and regulations more challenging. Changes in laws and regulations in the future could have an adverse economic impact on us by tightening restrictions, reducing our freedom to do business, increasing our costs of doing business or reducing our profitability. Failure to comply with applicable laws or regulations may lead to civil, administrative or criminal penalties, including but not limited to fines or the revocation of permits and licenses that may be necessary for our business activities. We could also be required to pay damages or civil judgments in respect of third-party claims.

New laws, regulations or policies of governmental organizations regarding increased fuel economy requirements, reduced greenhouse gas or pollutant emissions or vehicle safety could give rise to significant costs

We are subject to comprehensive and constantly evolving laws, regulations and policies related to environmental matters (and, in particular, climate change) and health and safety. Capital and operating expenses required in order to comply with environmental laws and regulations may be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. We anticipate that the extent of the legal and regulatory requirements in these areas and the related effect on our operations and costs of compliance will continue to increase in the future.

In general, there is a clear move toward increasingly stringent vehicle emissions regulations, particularly for conventional drive systems. Moreover, further tightening and scrutiny could be forthcoming given the ongoing focus on emissions testing and on-road performance, which could lead to significant additional costs to recondition cars so they comply with new regulations, which may reduce our gross profit per unit. In particular, the UK Government has announced plans to ban sales of new petrol and diesel cars by 2030 which would subsequently reduce the number of used petrol and diesel cars available for us to purchase. There may be a limited availability of vehicles that comply with such regulations which would adversely impact our ability to purchase inventory for sale.

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

Increased public and shareholder attention to environmental, social and governance (“ESG”) matters may expose us to negative public perception, impose additional costs on our business or impact our share price

In recent years, greater attention has been directed towards publicly-traded companies regarding environmental, social and governance matters. A failure, or perceived failure, to respond to regulatory requirements or meet investor or customer expectations related to ESG concerns could cause harm to our business and reputation. For example, the majority of the cars we buy and sell are powered by gasoline or diesel engines, and government, media, activist or other pressure to limit emissions could negatively impact consumers’ perceptions of us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, while we strive to create an inclusive culture and a diverse workforce where employees feel valued and respected, a failure, or perceived failure, to properly address inclusivity, diversity and other corporate governance matters could result in reputational harm, reduced sales or an inability to attract and retain a talented workforce. Organizations that provide information to investors on corporate governance and other matters have developed rating systems for evaluating companies on their approach to ESG. Unfavorable ESG ratings that we could receive could lead to negative investor sentiment which could have a negative impact on our stock price.

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

We are subject to many hazards and operational risks, including accidents or incidents relating to health, safety and the environment at our customer centers and vehicle preparation centers, that may disrupt our business, which could have a material adverse effect on our business, financial condition and results of operations

Our operations are subject to many hazards and operational risks inherent to our business, including accidents or incidents relating to health, safety and the environment at our customer centers and vehicle preparation centers. Our reconditioning operations may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties. Any significant interruption due to any of the above hazards at one of our primary facilities could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are also exposed to hazards and operational risks associated with transportation, such as vehicular crashes, which may result in serious injury to or loss of life of an employee or third party. See “— We rely on our own logistics to transport our vehicle inventory. Thus, we are subject to business risks and costs associated with the transportation industry” above.

Moreover, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks and we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, insurance may not continue to be available on terms as favorable as our current arrangements and certain risks related to breaches of health and safety may not be insurable.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Natural disasters, unusual weather conditions, epidemic outbreaks, global health crises, terrorist acts and political events could disrupt our business

The occurrence of one or more natural disasters such as tornadoes, hurricanes, fires, floods and earthquakes, unusual weather conditions, epidemic or pandemic outbreaks, terrorist attacks or disruptive political events in regions where we operate or where our third-party contractors’ and suppliers’ facilities are located, could adversely affect our business. Natural disasters including floods, hurricanes and earthquakes may damage our facilities or those of our suppliers, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Severe weather, such as rainfall, snowfall or extreme temperatures, may impact our ability to transport and deliver vehicles, thereby reducing our sales and profitability. Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, or any other military or trade disruptions impacting our domestic or foreign suppliers of components of our vehicles, may impact our operations by, among other things, causing supply chain disruptions and increases in commodity prices, which could adversely affect our raw materials or transportation costs. These events also could cause or act to prolong an economic recession or depression, such as the business disruption and related financial impact that resulted from the COVID-19 pandemic. To the extent these events also impact one or more of our suppliers or contractors or result in the closure of any of their facilities or our facilities, we may be unable to maintain delivery schedules or provide other support functions to our customers. In addition, the disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans and, more generally, any of these events could cause consumer confidence and spending to decrease, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Tax matters could impact our results of operations and financial condition

We are subject to corporation tax in the UK. Our provision for corporation taxes and cash tax liability in the future could be adversely affected by numerous factors including, changes in tax laws, regulations, accounting principles or interpretations thereof, which could materially and adversely impact our cash flows and our business, financial condition, results of operations and prospects in future periods. Increases in our effective tax rate could also materially affect our results. Further, we are subject to the examination of our income and other tax returns by His Majesty’s Revenue and Customs, which could impact on our business, financial condition, results of operations and prospects.

We may become subject to risks arising from legal disputes in connection with our general business activities

In connection with our general business activities, we may become the subject of legal disputes in the UK or in jurisdictions in which we have previously operated. Legal claims could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, intellectual property laws, privacy laws, labor and employment laws, securities laws, employee benefit laws and tort laws. Moreover, the process of litigating cases, even if we are successful, may be costly, and in certain circumstances may approximate the cost of damages sought. These claims may also divert our financial and management resources from more beneficial uses. These actions could also expose us to adverse publicity, which might adversely affect our reputation and/or customer preference for our products. Litigation trends and expenses and the outcome of litigation cannot be predicted with certainty and adverse litigation trends, expenses and outcomes could have an adverse effect on our business, financial condition, results of operations and prospects.

Our insurance may not provide adequate levels of coverage against claims

We are subject to all of the operating hazards and risks normally incidental to the provision of sales of cars. In addition to contractual provisions limiting our liability to our corporate vehicle sourcing partners, retail sellers, customers and third parties, we maintain insurance policies in such amounts and with such coverage and deductibles as required by law and that we believe are reasonable and prudent. Nevertheless, such insurance may not be adequate to protect us from all the liabilities and expenses that may come from claims arising in the ordinary course of our business and current levels of insurance may not be able to be maintained or be available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, then we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Risks Related to the Ownership of Our Securities, the Law of the Cayman Islands and Provisions of Our Memorandum and Articles of Association

If our business and results of operations do not meet the expectations of investors, shareholders or financial analysts, the market price of our securities may decline

If our business, financial condition, results of operations and prospects do not meet the expectations of investors or securities analysts, the market price of our securities may decline. Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In these circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

●	actual or anticipated fluctuations in our financial results (including in connection with implementation of our Revised Business Plans) or the financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results, including in connection with implementation of our Revised Business Plans;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	our ability to execute and achieve the benefits of our Revised Business Plans;

●	changes in financial estimates and recommendations by securities analysts concerning us or the industry in which we operate;

●	operating and share price performance of other companies that investors deem comparable to us;

●	our ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation;

●	changes in our capital structure, such as future issuances of securities, the impact of the Reverse Stock Split, or the incurrence of additional debt;

●	the volume of our Class A Shares available for public sale;

●	any major change in our board or management;

●	sales of substantial amounts of our securities by our directors, executive officers or significant shareholders, or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, inflation, fuel prices, international currency fluctuations and acts of war or terrorism.

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

The NYSE may delist our Class A Shares, which could limit investors’ ability to transact in our securities, subject us to additional trading restrictions, and trigger a “Fundamental Change” under the Convertible Notes, requiring us to repurchase for cash the Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest thereon

Our Class A Shares are listed on the NYSE. Although we were able to meet their initial listing requirements, we may be unable to maintain the listing of our Class A Shares in the future. We received a notice on July 15, 2022 from the NYSE that we were not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Listed Company Manual that require listed companies to maintain an average closing share price of at least $1.00 over a consecutive 30 trading-day period. The Board of Directors approved a consolidation of the Company’s issued and unissued share capital at a ratio of 1-for-20 (the “reverse stock split”), which became effective on February 8, 2023. The Class A Shares began trading on a split-adjusted basis on Thursday, February 9, 2023.

Rule 802.01B of the NYSE Listed Company Manual provides that a company will be considered to be below compliance if its average global market capitalization over a consecutive 30 trading-day period is less than $50,000,000. There can be no guarantee that we will maintain a market capitalization of over $50,000,000. If NYSE subsequently delists our Class A shares, we could face significant material adverse consequences, including:

●	the triggering of a Fundamental Change under the terms of the Convertible Notes Indenture (see “Item 10.C — Material Contracts — Indenture”);

●	a limited availability of market quotations for our Class A Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional Class A Shares or obtain additional financing in the future.

A default under the Indenture or the Fundamental Change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the interest on such indebtedness and repurchase the Convertible Notes or to repay principal at maturity or pay required premium. See “— We may not have the ability to repurchase the Convertible Notes upon a fundamental change or repay the Convertible Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion, redemption or repurchase of the Convertible Notes” above.

Our Warrants are no longer listed for trading on the NYSE and are only traded over the counter on the pink sheets, which may adversely limit investors’ ability to effect transactions in our Warrants and have adverse effects on our business

We received a notice on January 3, 2023 from the NYSE that our Warrants were no longer suitable for listing based on “abnormally low” price levels, pursuant to Section 802.01D of the NYSE Listed Company Manual. Trading in the Warrants on the NYSE was suspended on January 4, 2023, and the delisting of the Warrants was completed on January 19, 2023. As a result, the Warrants have since been available for trading only through the pink sheets. The delisting of our Warrants from the NYSE and their limited trading over the counter on the pink sheets may have adverse effects on our business, including:

●	more limited liquidity in our Warrants and more limited ability to engage in transactions in our Warrants; and

●	more limited information concerning our Warrants, including trading price and volume;

An active trading market for the Warrants may not be sustained in the future. You may be unable to sell your Warrants unless an active market for such securities can be established and sustained.

If securities analysts do not publish research or reports about our business or if they downgrade our Class A Shares or our industry, our share price and trading volume could decline

The trading market for our Class A Shares relies in part on the research and reports that industry or financial analysts publish about our business. We do not control these analysts. If one or more of the analysts who do cover us downgrade our Class A Shares or industry, or the shares of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A Shares could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline.

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

Our Convertible Notes may be converted into Class A Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders

On February 16, 2022, we issued $630 million in aggregate principal amount of the Convertible Notes pursuant to the Indenture. The Convertible Notes will be convertible at the option of the holders at any time after November 6, 2022 and prior to the close of business on the second scheduled trading day immediately preceding February 16, 2027. The Convertible Notes are currently convertible at a rate of 10 Class A Shares per $1,000 principal amount of Convertible Notes. In addition, as more fully described in “Item 10.C — Material Contracts — Indenture,” we may be required, under certain circumstances, to make a payment of premium to holders at maturity of the Convertible Notes equal to 50% of the principal amount of the Convertible Notes. The premium is payable in cash, Class A Shares, or a combination of cash and Class A Shares at the option of the Company. To the extent the Convertible Notes are converted, or payment of premium (if required) upon maturity of the Convertible Notes is made in shares, additional Class A Shares will be issued, which will result in dilution to the holders of Class A Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Convertible Notes may be exercised, or payment of premium could be made in shares, could adversely affect the market price of our Class A Shares.

Our Warrants may be exercised for Class A Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders

Outstanding Warrants to purchase an aggregate of 2,062,728 Class A Shares may be exercised in accordance with the terms of the Warrant Agreement governing those securities. These Warrants became exercisable on October 30, 2021. The exercise price of these Warrants is currently $230.00 per share. To the extent such Warrants are exercised, additional Class A Shares will be issued, which will result in dilution to the holders of Class A Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of our Class A Shares.

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

Our issuance of additional Class A Shares or other equity or equity-linked securities would have the following effects:

●	our existing shareholders’ proportionate ownership interest in us may decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting power of each previously outstanding Class A Share may be diminished; and

●	the market price of our securities may decline.

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

Concentration of ownership may have the effect of delaying or preventing a change in control

Alex Chesterman owns approximately 24.3% of our issued and outstanding Class A Shares. As a result, Alex Chesterman has significant influence over matters requiring shareholder approval. In addition, under the Investor Rights Agreement, Alex Chesterman is entitled to nominate himself to our board of directors so long as he is (i) our Chief Executive Officer or, (ii) together with his affiliates, beneficially owns at least 5% of our issued and outstanding voting shares. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our Class A Shares. This concentration of ownership may not be in the best interests of our other shareholders.

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

It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States

The majority of our directors and executive officers are not residents of the United States, and substantially all of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. See “Exhibit 2.5 — Description of Securities — Enforceability of Civil Liability under Cayman Islands Law” incorporated by reference in this Annual Report.

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

Because we qualify as a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act related to short-swing profit disgorgement and the disclosure of beneficial ownership of directors, executive officers and 10% or greater shareholders; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Cazoo on June 30, 2023.

In the future, we would lose our foreign private issuer status if a majority of our shareholders are U.S. residents, and a majority of our directors or executive officers are U.S. citizens or residents, more than 50% of our assets are located in the United States or our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders would become subject to the related to short-swing profit disgorgement and the disclosure of beneficial ownership of directors, executive officers and 10% or greater shareholders. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on the NYSE that are available to foreign private issuers.

We may redeem your unexpired public warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless

We have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant if, among other things, the reference value equals or exceeds $360.00 per share (subject to adjustment). If and when the Warrants become redeemable, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem Warrants as set forth above even if the holders are otherwise unable to exercise such Warrants. Redemption of the outstanding Warrants as described above could force you to: (i) exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants; or (iii) accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, we expect would be substantially less than the market value of your Warrants.

In addition, we have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per Warrant if, among other things, the last reported sale price of our Class A Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $200.00 per share as adjusted for share sub-divisions, share dividends, right issuances, consolidations, reorganizations, recapitalizations and other similar transactions). In such a case, the holders will be able to exercise their Warrants prior to redemption for a number of our Class A Shares determined based on the redemption date and the fair market value of our Class A Shares. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the Warrants are “out of the money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our Class A Shares had your Warrants remained outstanding. The value received upon exercise of our Warrants (i) may be less than the value the holders would have received if they had exercised their Warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the Warrants, including because the number of Class A Shares received is capped (subject to adjustment) irrespective of the remaining life of the Warrants.

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

There can be no assurance that our Warrants will be in the money in the future, and they may expire worthless

The exercise price for our Warrants is currently $230.00 per Class A Share. There can be no assurance that our Warrants will be in the money prior to their expiration, and as such, our Warrants may expire worthless.

ITEM 4. INFORMATION ON THE COMPANY

A. About the Company

Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or the “Company”), the UK’s leading online car retailer, makes buying and selling a car as simple as ordering any other product online. Cazoo was founded in December 2018 by Alex Chesterman OBE, Chairman and Chief Executive Officer of Cazoo, one of Europe’s most successful serial digital entrepreneurs who previously founded LoveFilm and Zoopla, with the aim of transforming the used car market in the UK.

The Company’s legal and commercial name is Cazoo Group Ltd. The Company was incorporated under the laws of the Cayman Islands as an exempted company on March 24, 2021, solely for the purpose of effectuating the Transaction, which was consummated on August 26, 2021. See “Explanatory Note” for further details of the Transaction. Prior to the Transaction, the Company owned no material assets and did not operate any business.

Upon closing of the Transaction, Class A Shares became listed on the NYSE under the symbol “CZOO” and we received proceeds of approximately $836 million, net of fees. In February 2022, we issued, via a private placement, 2.00% Convertible Senior Notes (the “Notes”) in an aggregate principal amount of $630 million. The Convertible Notes are currently convertible into Class A Shares at a conversion price of $100.00 per share.

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

B. Business Overview

Our Company

Cazoo is an online car retailer. Cazoo was founded with a mission to transform the car buying and selling experience across the UK by providing better selection, transparency, and convenience. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell and finance a car entirely online for delivery or collection. Since our launch in the UK in December 2019, we have experienced rapid growth and sold more than 100,000 cars to Retail customers across the UK as of December 31, 2022.

Markets

In 2021-22 we pursued the strategy of expanding operations in the EU with a number of acquisitions, launching operations in Germany, France, Italy and Spain. Following the strategic review of our EU business, which completed in September 2022, we determined that the appropriate decision for Cazoo was to withdraw from the EU to focus on the UK market. The decision to withdraw was based on the material further investment required for Cazoo to scale its operations in the EU and the conflict this had with the Company’s priorities of cash conservation and achieving profitability in the UK. Our focus is now on the UK market, which consists of approximately seven million used car transactions annually, worth approximately £100 billion. The European business is presented as discontinued operations in 2022, and our operating and financial review focuses on the operations in the UK.

The Cazoo Platform

We are a highly data-driven Company and use proprietary data and algorithms to both purchase vehicles and to price them for sale. Our end-to-end digital platform offers customers in the UK a choice of used vehicles of different makes and models for acquisition, and an opportunity to sell their car without an obligation to buy a car from us. Other options available to the customer include part-exchanging their current vehicle as a form of partial payment for a Cazoo car, as well as options to finance a car purchase. Our customer proposition continues to evolve over time as we adjust to the market backdrop and needs of the customer.

Vehicle lifecycle

Vehicle Acquisition

We purchase the cars we believe are best suited for our customers and platform. Our purchasing strategy focuses on optimizing our purchasing channels, balanced with car desirability. We use a data-driven and algorithm-based approach, derived from a mix of our first-party data (Cazoo website searches and intent to buy, sales volumes, days to sale) and third-party data sources, to determine which cars to purchase.

We acquire our used vehicle inventory from a variety of sources, including used-car auctions, corporate suppliers such as vehicle finance, leasing, and rental companies, as well as directly from consumers (including via part-exchanges). During 2022, we continued to scale purchasing cars directly from consumers outside of part-exchanges, via our direct car buying channel in the UK and in the year ended December 31, 2022 approximately 50% of retail units sold were sourced directly from consumers. Vehicles sourced directly from consumers reduce the need to source from third parties and this approach typically lowers the like-for-like cost of acquiring the vehicle.

In the fiscal year ended December 31, 2022, we purchased from different supplier sources as follows:

Channel	% of Total
Corporate	21%
Auction	27%
Consumer	51%
Other	1%
Total	100%

We partner with third-party lenders to finance the purchases of our inventory. We had £162 million drawn under stocking loans on December 31, 2022, which enables capital efficient inventory acquisition.

Reconditioning

Each of our cars undergoes an inspection and is reconditioned to a high standard at our preparation facilities before being offered for sale. As of December 31, 2022, we operated a network of eight vehicle preparation centers across the UK, which we have consolidated to three operational retail preparation centers and one operational wholesale preparation center as part of the Revised Business Plans. These three retail preparation centers provide us with the potential to recondition up to approximately 85,000 cars per year.

We typically own the vehicles we have reconditioned and sold, helping us to ensure the quality of our offering. We also sell a small number of vehicles where the supplier owns the vehicle up to the point of sale, but the vehicles still go through our reconditioning and logistics processes. We act as an agent and receive a fixed commission from the supplier when the vehicle is sold.

Customer Centers

As of December 31, 2022, we operated 21 customer centers around the UK, which we have consolidated to seven as part of the Revised Business Plans. We have retained customer centers in the most geographically optimal locations in order to maximize the number of customers who can come to a center to pick up their car and to make our logistics network more efficient. We store, distribute, prepare and hand over cars for delivery at these centers. Both Cazoo car owners and customers who have not purchased a Cazoo car can take their vehicles to these centers for everything from service to MOT and repairs. We continue to operate a Customer Services site which handles customer queries and is a satellite office.

Delivery and Collection

Our logistics infrastructure is capable of operating throughout the UK (excluding Northern Ireland) and offers a high-quality delivery experience with in-house storage, distribution and car service. Customers can have their car delivered to their door or they can collect it from one of our customer centers. Cars being transported from the vehicle preparation center or customer center to the customer are primarily transported by our own fleet of 190 transporters and employed drivers. We use third-party providers for collection of certain wholesale cars for delivery to auctions, and in a limited number of cases we use third-party providers to assist with intra-site movements.

Vehicle Sales and Other Sales

When it comes to selling a car, our main channel is Retail (directly to retail consumers) primarily through our website www.cazoo.co.uk. The secondary channel is Wholesale where we sell vehicles through car auctions to trade buyers and other customers. We also generate revenue from walk-in servicing; subscription services and third-party reconditioning services (which are being wound down following the decision to stop offering our subscription service to new subscribers from the end of June 2022 as part of the Business Realignment Plan). Customers can return a purchased car under our Terms & Conditions and receive a refund.

During the year ended December 31, 2022, revenue generated from retail sales through our platform was £1,103.6 million, with 65,366 retail units sold; revenue generated from wholesale sales was £116.5 million; revenue generated from other sales was £28.5 million. Please refer to the Accounting Policies ⸺ Revenue in the Notes to the audited consolidated financial statements.

Financing

We work with partners including Black Horse, BNP Paribas, Santander and Evolution Funding (a broker with a panel of different lenders) to offer our customers the ability to finance their Cazoo car. As we are a credit broker, not a lender, we aim to find the most competitive deal for the customer from our finance partners.

We offer all standard forms of car financing, as well as the purchase of part-exchange (customer vehicles exchanged as partial payment for a Cazoo car) at the time of delivery or collection for added convenience. We offer Hire Purchase and Personal Contract Purchase finance plans.

Seasonality

Vehicle sales exhibit seasonality with sales peaking late in the first calendar quarter and diminishing through the rest of the year, with the lowest relative level of industry vehicle sales expected to occur in the fourth calendar quarter. Due to our rapid growth, our sales patterns to date have not reflected the general seasonality of the used vehicle industry. Used vehicle prices also exhibit seasonality, with used vehicles depreciating at a faster rate in the last two quarters of each year and at a slower rate in the first two quarters of each year. In the future this may result in a gross profit per unit higher on average in the first half of the year than in the second half of the year but this is not currently the case for Cazoo given our early stage of development.

Business Strategies

Focus on improving unit economics to continue progress towards our goal of reaching profitability

Our 2023 strategy is to focus on further improving our unit economics, reducing our fixed cost base, and maximizing our cash runway. To enable these improvements, we are moving from a high growth multinational European model to a focus on the UK market only, with higher margin and faster moving inventory, together with rationalization of our operational footprint. As part of this strategy we implemented the Business Realignment Plan in June 2022, the winddown of our EU business in September 2022, and the Revised 2023 Plan in January 2023. Together these plans are defined as the “Revised Business Plans”. The Revised Business Plans anticipate us executing on the following key strategies:

Improving our purchasing channel mix and stock selection

Our Revised Business Plans aim to improve the unit economics of the business. We expect that moderating our growth assumptions will allow us to be more selective with the vehicles we acquire and sell, enabling us to focus on higher margin and faster moving inventory. We plan to improve our profitability through a continued shift in our buying mix by sourcing more of our inventory directly from consumers. We believe this approach will lower the like-for-like cost of acquiring vehicles. In addition, we are rebalancing the mix of cars available for sale towards higher margin, more desirable cars. We also expect to achieve continued efficiencies from further enhancements to our products, partnerships, processes, and pricing.

Managing the fixed costs within our business

As part of our Revised Business Plans, we expect to achieve significant fixed cost savings, with the aim of making continued progress towards our goal of reaching profitability. In line with our revised unit expectations for 2023 and the current economic climate, we are making our operational and logistics network more efficient through the closure of certain of our vehicle preparation centers and customer center facilities. We are reducing our network of operational vehicle preparation centers from eight to four (three for retail reconditioning and one for wholesale reconditioning), which is expected to result in significant fixed cost savings. The remaining three retail preparation centers provide us with the potential to recondition up to a total of approximately 85,000 cars per year. We are also consolidating the number of customer centers around the UK from 21 to seven. We expect these closures, combined with further headcount reductions across our central teams, to aid us with our goal of maximizing our cash runway and progressing towards our goal of reaching profitability.

Capture additional revenue opportunities from ancillary products and in-house financing products

We will continue to use our data and technology to launch new products and thereby increase our ancillary revenue opportunities. This includes initiatives to drive higher attachment rates for finance and other ancillary revenue products, thereby increasing customer lifetime value. In Q4 2022, we achieved a record 51.5% finance attachment rate, a testament to the strength of our offering.

Withdrawal from mainland Europe and focus on the core UK market

Following the strategic review of our EU business in September 2022, we announced our decision to withdraw from mainland Europe and focus exclusively on the UK market. The decision to withdraw was based on the material further investment required for Cazoo to scale its operations in the EU and the conflict this had with the Company’s priorities of cash conservation and achieving profitability in the UK. We have now largely exited all of our mainland European operations. Refer to “Item 5 ⸺ Operating and Financial Review and Prospects ⸺ Recent developments” and “⸺European exit” for details elsewhere in this Annual Report.

Information Technology

Data and technology are at the heart of our business. Proprietary data and algorithms sit behind the Cazoo platform. Our information technology systems are managed centrally and cover all key business processes in the value chain including logistics, inventory management and payment functions. Certain of these systems are considered business critical and plans are in place to mitigate failures of these systems.

Our technology teams include product engineering and data teams, are organized by domain, and are aligned to key stakeholders around the business such as purchasing, pricing, merchandizing, operations and logistics, and others. The teams are supported by central platform and design product engineering teams.

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

Alongside significant proprietary code in our website and systems developed by our employees and contractors (each under contracts that assign the IP in that code to us), we also own the IP in a system called “CazooNet,” which is software that we use to support purchasing, photography, vehicle reconditioning and preparation, as well as our service centers.

Intellectual Property

We protect our intellectual property through a combination of trademark registrations, domain name registrations, and unregistered rights including copyright, unregistered designs, database rights and trade secrets, as well as contractual provisions and restrictions on access to and use of proprietary information.

Our key trademark is the Cazoo name itself, whether used in its plain or stylized forms, or in conjunction with one or more of our marketing slogans. The Cazoo name and logo are protected in the UK through trademark registrations.

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

Like other digital businesses, we use open-source software (“OSS”) libraries in the development of our website and technology platforms. We have invested in enterprise software subscriptions that include OSS code evaluation tools, which enable more structured monitoring of the use of OSS and more mature license management practices.

Marketing

We have built a strong brand identity and we achieved national brand awareness among potential used car buyers in the UK of over 80% in 2022. Our marketing strategy has been one of our key investment areas in order to raise our brand awareness and grow our customer base.

We invested in high reach media channels such as TV, radio, press and outdoor every month of the year in 2022, with our messaging focused on the benefits of buying and selling cars online with Cazoo. We have also entered into a number of high-profile sports marketing sponsorship deals.

Our extensive marketing activities are driving our brand recognition. A key focus going forward is to deliver marketing efficiencies and significantly lower our customer acquisition costs. While we will continue to invest behind our brand, we will prioritize and seek to optimize performance marketing, as we believe that this will drive additional demand and sales on our website in the near future.

Environmental, Social and Corporate Governance

The goal of our Environmental, Social and Corporate Governance Committee is to oversee and support our commitment to social, environmental, corporate social responsibility, sustainability and other public and internal policy initiatives relevant to us. We are committed to being a responsible member of the communities in which we do business.

Competition

The UK used car retail market is fragmented and highly competitive with respect to price, quality, service, location and vehicle offering. As of March 2020, there were approximately 15,000 used vehicle dealers in the UK. No dealership group in the UK has a share of the market greater than 3%. Our current and future competitors may include:

●	Traditional car dealers or marketplaces who could increase investment in technology and infrastructure to compete directly with our online retail model;

●	Search engines and vehicle listings sites and new entrants that could change their models to directly compete with us, such as Google, Amazon, AutoTrader.co.uk and Motors.co.uk; and

●	OEMs that could change their sales models through technology and infrastructure investments and enter into the subscription and/or direct online used car retail sales market themselves.

Our competitive position is supported by a fully integrated data-driven and algorithm-based model with in-house reconditioning and logistics, and a fully digital customer experience for car buying, selling, financing, delivery, collection and post-sales servicing.

Insurance

We maintain insurance policies covering a range of risks including business interruption, director and officer liability, professional indemnity (for Cazoo Data Services), terrorism, injury to employees, cyber and technology liability, travel, motor, damage to property and stock, as well as coverage against general liability claims that may arise through the course of our normal business operations. We engage an insurance broker to advise on the necessary types and levels of coverage. We continually review our coverage and consult with our broker at least annually.

Regulatory Matters

We are subject to various laws and regulations affecting the operation of our business including those relating to financial service regulation, consumer credit, consumer rights, zoning and land-use planning, product liability, distance selling, and data protection and privacy, among others.

Financial services regulation

We provide credit broking and insurance distribution services to customers. Under the UK Financial Services and Markets Act 2000 (“FSMA”) these are regulated activities for which we have and maintain all required permissions with the UK regulator: the Financial Conduct Authority (the “FCA”).

Cazoo Ltd is registered with the FCA as an appointed representative: a firm that carries on regulated activity on behalf of and under the responsibility of a regulatory principal firm directly authorized by the FCA (an “FCA Principal Firm”). ITC Compliance Limited (“ITC”) (now owned by Fortegra) is the FCA Principal Firm for Cazoo Ltd. Our permitted regulated activities obtained via ITC include entering into regulated hire agreements, advising on and arranging general insurance contracts as an intermediary, and acting as a credit broker.

Cazoo Ltd as an appointed representative is subject to various regulatory requirements governing conduct of business, relations with customers, governance and risk management. It is subject to regulatory supervision and is in regular contact with its regulators.

As part of the Business Realignment Plan, in June 2022 we took the decision to wind down our subscriptions business which involved providing consumer hire services, a regulated activity under FSMA. While we wind down these operations, Cazoo Subscription Services Limited (previously Drover Limited) is directly authorized and regulated by the FCA to provide consumer credit services, including entering into regulated consumer hire agreements. Cazoo Subscription Services Limited is also an appointed representative of ITC to carry out general insurance distribution.

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

Data protection law

We collect and process personal data from customers, employees and suppliers as part of our business. As a result of these activities, we are subject to data protection laws and regulations including the UK GDPR and the UK DPA. These data protection laws impose certain restrictions on what we can and cannot do with the personal data we collect and give data subjects certain rights in relation to their personal data. Applicable data protection laws also require us to identify, and safeguard against, risks that arise in relation to certain high-risk processing, which may include the use of algorithms and geolocation data. The applicable data protection laws also oblige us to establish appropriate assessments of the risks relating to the processing of personal data, to establish appropriate technical and organizational measures to reduce the risk of security incidents and to inform individuals of the ways in which we use their personal data.

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

We use cookies and similar technologies on our website to allow our website to work, to analyze and improve our website and to personalize users’ experiences on our website. These activities, as well as direct marketing, are regulated in the UK by the Privacy and Electronic Communications Regulations. These rules include an obligation to obtain consent for the placement of cookies on customers’ devices for direct electronic marketing. Changes to these laws are anticipated in the future, which we are monitoring.

Logistics

We maintain operating licenses for the vehicles we operate in the UK and our logistics fleet can be subject to inspections and spot checks by the authorities.

Employees

As of December 31, 2022 we had 3,226 employees employed on a permanent or fixed term basis primarily located in the UK, with further teams in Germany, Portugal, France and Spain. We hire a limited number of temporary workers primarily at certain of our vehicle preparation centers. On January 18, 2023 we announced our Revised 2023 Plan, which included a reduction in headcount. Following the implementation of that plan, as of March 20, 2023 we had 1,511 employees, of which 25 were based in France, 64 in Germany, 4 in Portugal and 1,418 in the United Kingdom.

Our success is highly dependent on human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our strategy. When selecting and onboarding new employees, we communicate our vision and core values that we expect all staff to uphold, which is underpinned by a business-wide Code of Conduct and Ethics supported by appropriate training programs. We believe that engagement with staff on issues affecting the business is important for our culture and success and aim to do so through regular group-wide and location-specific “all-hands” and “town hall” sessions and other engagement platforms.

None of our employees are represented by a labor union and there have been no work stoppages to date. We generally consider relations with our employees to be good.

Legal Proceedings

From time to time we are subject to various claims, charges and litigation matters that arise in the ordinary course of business. We believe these actions are a normal component of the business in which we are engaged. While it is not feasible to predict the outcome of these matters with certainty, we do not believe that any asserted or unasserted legal claims or proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or prospects.

C. Organizational Structure

Refer to Explanatory Note, Note 25, Group information, within our audited consolidated financial statements included elsewhere in this Annual Report for a listing of our subsidiaries, including legal name, country of incorporation, and proportion of ownership interest. The following diagram depicts the organizational structure of the Company and its subsidiaries as of March 20, 2023.

D. Property, Plants and Equipment

The Company’s headquarters are located in London, UK under a lease agreement that expires in September 2024. As of December 31, 2022 the Company operated 21 customer centers around the UK. Of these customer centers, all were leased. As of December 31, 2022, the Company also leased two further customer centers that were not operational. As of December 31, 2022, the Company operated eight vehicle preparation centers in the UK located in Westbury, Livingston, Nottinghamshire, Bedford, Gloucester, Staffordshire and Bristol. Of the operational UK vehicle preparation centers as of December 31, 2022, two are owned, one is part owned and part leased and the remaining are leased. As of December 31, 2022, the Company also leased three further vehicle preparation centers that were not operational. As of December 31, 2022, the Company also leased two delivery hubs, one of which was not operational.

Following the announcement of the Revised 2023 Plan in January 2023, we took steps to rationalize our footprint. As a result, as of March 20, 2023, the Company operated seven customer centers and four vehicle preparation centers. The Company has assigned two customer center leases, and is in the process of disposing of our remaining vehicle preparation centers, customer centers and hubs, except for one vehicle preparation center which has been mothballed. See “Item 5 ⸺ Operating and Financial Review and Prospects ⸺ Recent Developments ⸺ Revised 2023 Plan” for more details.

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

In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D - Risk Factors.”

A discussion regarding our financial condition and results of operation for the fiscal year ended December 31, 2022, compared to the fiscal year ended December 31, 2021, is presented below. A discussion regarding our financial condition and results of operations for fiscal year ended December 31, 2021, compared to the fiscal year ended December 31, 2020, unless otherwise noted, can be found under Item 5 in our Annual Report on Form 20-F, filed with the SEC on May 5, 2022, which is available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investors section of our website at: https://investors.cazoo.co.uk/sec-filings.

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

Overview

Cazoo is an online car retailer. Cazoo was founded with a mission to transform the car buying and selling experience across the UK by providing better selection, transparency and convenience. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell and finance a car entirely online for delivery or collection.

Refer to Item 4.B “Business Overview” included elsewhere in this Annual Report for additional information.

2022 Business Highlights

On January 26, 2022 we announced that we had agreed to acquire brumbrum, Italy’s leading digital car retailer and subscription platform, for €80 million in a mix of cash and Cazoo shares. The purpose of the acquisition was to accelerate the launch of Cazoo’s full proposition throughout Italy. Following earlier launches in France and Germany and its acquisitions in Spain and Italy, Cazoo was pursuing the strategy of building a strong presence across the five largest European markets for used cars by replicating its model in the UK.

On February 10, 2022 we announced that we had agreed to issue and sell, via a private placement (the “Note Issue”), $630 million in aggregate principal amount of 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes”) . The Convertible Notes are currently convertible into Class A Shares at a conversion price of $100.00 per share. See “Item 5 ⸺ Operating and Financial Review and Prospects ⸺ Recent Developments ⸺ Revised 2023 Plan”. The Note Issue was led by new investor Viking Global Investors, alongside participation from several existing shareholders including Mubadala Investment Company, D1 Capital and Willoughby Capital as well as other new and existing investors. The funds were raised to support Cazoo’s continued growth in the UK and expansion in Europe.

On March 22, 2022 we increased our UK stocking facilities by £25 million with an existing lender. On March 28, 2022, we entered into a €50 million asset-based securitization facility with BNP Paribas (the “BNP Facility”).

On May 12, 2022 we announced we had launched our service in Spain.

On June 7, 2022 we announced a business realignment plan to de-risk the path to profitability and extend the cash runway reflecting the weaker and uncertain external environment. The plan prioritized gross margin and GPU growth, with a focus on cash preservation.

On June 22, 2022, we announced that we had launched in Italy.

On August 2, 2022 we announced the appointment of Paul Woolf as Chief Financial Officer to succeed Stephen Morana during Q4 2022. We also announced the strategic review of our EU business.

On September 8, 2022 we announced the outcome of the strategic review of our EU business, which concluded that the right course of action was for Cazoo to focus exclusively on the UK market. The decision to withdraw was based on the material further investment required for Cazoo to scale its operation in the EU and the conflict it had with the Company’s priorities of cash conservation and achieving profitability. As a result, the Company commenced an orderly wind down of its operations in Germany and Spain and launched consultations with its employee representatives in France and Italy.

On October 31, 2022 we announced that Aramis Group SA and Cazoo Holdings Limited had reached agreement for Aramis Group to acquire 100% of the capital and voting rights of Cazoo Trading Italy S.p.A.

On November 10, 2022 we announced that holders (“Noteholders”) of 96% of the principal amount outstanding of the Convertible Notes had voluntarily elected to enter into extensions of their lock-up agreements with the Company from November 6, 2022 to September 30, 2023 as a sign of their continued support of the business.

On December 15, 2022 we announced that we had sold our Spanish subscription business, Swipcar, to Renting Finders S.L.

Recent developments

Our recent developments are discussed below:

Revised 2023 Plan

The Revised 2023 Plan announced on January 18, 2023 aims to rapidly improve the unit economics of the business, allowing us to advance towards our goal of profitability. To enable these improvements, we reset our 2023 top line ambitions, allowing us to focus on higher margin and faster moving inventory and to rationalize our operational footprint. See “Item 4.B ⸺ Business Overview” and “⸺ Business Strategies” for further details.

Changes to Management

Effective from April 1, 2023 the roles of Executive Chairman and Chief Executive Officer will be split with Alex Chesterman continuing in the role of full time Executive Chairman and Paul Whitehead, currently Chief Operating Officer, taking on the role of Chief Executive Officer. The splitting of these roles, which is customary, will allow Mr. Chesterman to focus on the strategic direction of the Company and Mr. Whitehead to focus on the day-to-day operations of the business and unit economics improvements.

Changes to Board of Directors

Effective from close of business on January 31, 2023 David Hobbs stepped down from the Board of Directors. Mary Reilly joined the Board as a Class I director effective February 1, 2023 to serve for the remainder of the full term of a Class I director. Ms. Reilly was appointed as a member of the Nominating and Corporate Governance Committee and the Audit Committee and will be appointed as Chair of the Audit Committee following completion of the 2022 audit.

Effective February 28, 2023 Anne Wojcicki stepped down from the Company’s board of directors for personal reasons.

Public warrants of Cazoo Group Ltd

On January 3, 2023 the New York Stock Exchange (“NYSE”, the “Exchange”) announced that the staff of NYSE Regulation had determined to commence proceedings to delist the our Warrants from the NYSE. Trading in the Warrants was suspended immediately. Trading in our Class A Shares — ticker symbol CZOO — continues on the NYSE. NYSE Regulation had determined that the our Warrants were no longer suitable for listing based on “abnormally low” price levels, pursuant to Section 802.01D of the Listed Company Manual.

Reverse Stock Split and Increase in Authorized Share Capital

On February 8, 2023 we implemented the consolidation of our issued and unissued share capital, par value $0.0001 per share, at a ratio of 1-for-20 (the “Reverse Stock Split”), as well as an increase in share capital (the “Share Increase”).

After giving effect to the Reverse Stock Split and the Share Increase the Company’s authorized share capital is US$435,500, divided into 165,000,000 Class A ordinary shares of a par value of US$0.002 each (the “Class A Shares”), 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each.

Sale of Cazana Data Platform

On February 22, 2023 we announced the sale of our third-party data platform, Cazana. The disposal aligned with Cazoo’s strategy to focus its business on the UK used car market.

European Exit

In line with our European strategic review to exit mainland Europe to focus on the UK market only, we have largely completed the exit of our European operations.

Germany

In February 2021 we acquired Cluno GmbH and its two subsidiaries (“Cluno”), a German car subscription services company. On February 17, 2023, we announced the disposal of Cluno to ViveLaCar GmbH and The Platform Group GmbH & Co. KG for an undisclosed amount. This disposal will conclude Cazoo’s withdrawal from the German market once completed.

France

In December 2021 we launched our retail proposition in France. As of March 20, 2023 we have largely concluded the orderly winddown of our French retail business. We will continue an orderly winddown of the French subscriptions business.

Italy

In January 2022 we acquired brumbrum S.p.A (“brumbrum”) which was renamed Cazoo Trading Italy S.p.A. post-acquisition. The business was subsequently sold to Aramis Group on October 31, 2022.

Spain

In November 2021 we acquired Swipcar, 2017 S.L. (“Swipcar”), a Spanish car subscription services company. On December 15, 2022, we announced that we had sold the Swipcar subscription business to Renting Finders S.L. The agreement included the sale of 100% of the shares of Swipcar 2017, S.L., along with the Swipcar brand and associated assets. Our Spanish retail business was wound down during Q1 2023.

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

Demand: Shift to online/e-commerce penetration

The purchase of used cars online has experienced significant growth, driven primarily by a shift in the buying behavior of customers and restrictions during the Covid-19 pandemic that led to a boost in online buying across many sectors. We are one of a handful of online car retail specialists in the UK offering a fully digital journey. We believe that the high growth in volumes we have achieved in our first three full years of operations is primarily driven by customer appetite for our online proposition. Through our data-driven marketing efforts we continue to drive the shift to online car buying and selling with customers across the UK. Consumers remain willing to consider purchasing their next used car online and are increasingly open to embrace the transparency and convenience of buying and selling used cars entirely online with the “Click and Collect” option appealing to all age groups of up to 54 years old.

The shift to online is disrupting the traditional offline market model, including dealerships and automotive manufacturers. Today, the car buying journey normally begins with research online. Some traditional dealerships have started to transition to a hybrid model, supplementing their offline offering with online and phone purchases. However, for these dealers, the majority of the purchase (and/or sale) journey remains offline. We believe that we may continue to benefit from the acceleration to online buying because we can offer customers clear advantages of our end-to-end online proposition particularly around the range of cars available online, transparency and convenience.

Supply: Inventory sourcing

We strategically source inventory from three channels: auction, corporate relationships and consumers directly. Because the quality of vehicles and associated gross margin profile vary across each channel, the mix of inventory sources has an impact on our profitability.

We continually evaluate the optimal mix of sourcing channels and strive to source vehicles in a way that maximizes our average gross profit per unit and improves our unit economics. We seek to increase the percentage of vehicle sales that we source directly from consumers as purchasing vehicles at third-party auctions is competitive and incurs associated auction fees. We expect that our expanded purchasing from consumers will increase the availability of suitable vehicle inventory at attractive commercial costs.

We believe our ability to increase the percentage of inventory sourced directly from customers will depend on the popularity and success of our e-commerce platform. We expect that as customers experience the convenience of our platform to sell or trade in their used vehicles, the percentage of inventory we source directly from consumers may continue to grow and we expect this would positively impact our profitability.

The supply of vehicles to the market continues to be impacted by the global shortage of automobile microchips. See “Item 3.D ⸺ Risk Factors ⸺ Our business is dependent upon access to suitable vehicle inventory, including the appropriate inventory mix, for resale to customers. Obstacles to acquiring suitable inventory for resale to customers, whether because of supply, competition, or other factors, could have a material adverse effect on our business, financial condition, results of operations and prospects” elsewhere in this Annual Report.

Supply: Inventory financing

Our business as an online specialist depends on having the right volume and range of inventory on our website. The appropriate volume and mix of vehicle inventory are fundamental to our operations and require an ability to finance the acquisition of inventory at competitive rates and across various acquisition channels nationwide.

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

Our ability to continue to access financing at affordable rates to purchase the required mix and selection of inventory is an important factor for our future performance. In 2022 we increased our total available funding facilities. We had inventory of £232.6 million and £161.6 million in stocking loans as of December 31, 2022. In addition, we had £15.0 million in subscription facilities for financing subscription vehicles. The subscription facilities will be repaid as existing subscription contracts come to an end.

Technology: Technology and data

We continue to invest in the data, information technology and security infrastructure, as well as in the core technology-based systems used to drive and support our business. The customer experience on our website is critical to attracting unique users to our platform, converting such visitors into customers, selling a broad range of our products and increasing new customers through referrals. Accordingly, we believe that our ability to make our platform an attractive choice for customers and create a more tailored website experience based on our functionalities and offerings, tailored to customer preferences, may drive higher customer conversion rates.

We believe we have created a unique, best in-class customer experience. We give our customers a fully end-to-end digital buying experience with the entire purchasing and/or selling journey taking place online. We continue to incur expenditure on research and development to develop new products and enhance our existing technology platform.

Additionally, our ability to accurately forecast pricing and customer demand for specific types of vehicles is critical to sourcing high quality, high-demand vehicles. This ability is enabled by our proprietary data that leverages the vast amount of information at our disposal to adjust our supply and sourcing models. We plan to continue to invest in technology and infrastructure to support the performance of our platform. We believe our future performance will also depend on the ways in which we predict customer demand through constant improvement and investment in technology and data.

Economy: Macroeconomic factors

Negative trends in the general economy, including trends resulting from changes in gross domestic product growth, financial and credit market fluctuations, energy costs, international trade relations and other geopolitical issues, including those caused or that may be caused by the Russia-Ukraine conflict, and the availability and cost of credit could lead to a decline in consumer discretionary spending and business investment.

Global inflation, including in the UK, increased during 2022 which has resulted in cost increases for labor, fuel, materials and services, and these costs could continue to increase. A further increase in UK base interest rates could result in higher interest on our UK stocking loans and subscription facilities. A further weakening of pound sterling against the US dollar could increase the cost of certain expenses which we incur in US dollars, including the interest payments on the Convertible Notes. We will continue to actively monitor and develop responses to macroeconomic conditions. See “Item 3.D ⸺ Risk Factors ⸺ Downturns in general economic and market conditions and reductions in spending may reduce demand for our products” and See “Item 3.D ⸺ Risk Factors ⸺ Our geographic concentration in the UK creates an exposure to severe weather, the local economy, regional downturns, or catastrophic occurrences in the UK that may materially adversely affect our financial condition and results of operations” in this Annual Report.

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

	Year Ended December 31,		Variance
	2022	2021	Change	%
UK Retail units sold	65,366	34,718	30,648	88%
UK Retail gross profit per unit	£403	£427	£(24)	(6)%
UK Ancillary revenue per retail unit sold	£605	£439	£166	38%
UK Average monthly unique users (thousands)[1]	1,532	1,619	(87)	(5)%
UK Retail inventory units available on website	7,700	4,683	3,017	64%

(1)	The 2021 comparative has been restated to exclude 12 thousand EU users.

UK Retail units sold

Retail units sold is defined as the number of vehicles sold through our retail channel and delivered to customers, net of returns. Retail units sold excludes vehicles sold through auction which are recorded within our wholesale channel. Our retail business is the core proposition of Cazoo and we expect that retail units sold will be the primary driver of revenue generation. Retail unit sales also provide a source of cars through our consumer vehicle acquisition channel (either through direct sales or part-exchanges). Vehicles acquired through this channel can either be reconditioned and added to our inventory or sold through our wholesale channel.

Retail units sold for the year ended December 31, 2022 amounted to 65,366 units compared to 34,718 retail units sold for the year ended December 31, 2021. In the year ended December 31, 2022, 6.7% of used cars sold were returned for a refund. Retail units sold increased throughout the period driven by continued strong uptake of our offering, despite the challenging macroeconomic environment. In 2023, our focus will be on improving unit economics.

UK Retail gross profit per unit

This metric is defined as the aggregate retail sales price and ancillary revenues (including financing commission, warranty commission, paint protection, delivery charges, administrative fees and any add-ons) from all vehicles sold through our retail channel in a given period, less the aggregate costs to acquire those vehicles, the aggregate costs of inbound transportation to the vehicle preparation centers, auction fees, the aggregate costs of reconditioning those vehicles, costs of providing insurance, warranty, fuel and other direct costs associated with providing the car to the customer, divided by the number of retail units sold in that period. This is an important metric that we use to record and forecast the performance and trends of our core retail business. There are a number of drivers of this metric such as our purchasing mix, cost of reconditioning, days to sale, our finance attachment rate and the number of new ancillary products.

For the year ended December 31, 2022 retail gross profit per unit was £403, compared to gross profit per unit of £427 for the year ended December 31, 2021. The decrease was primarily due to an increase in vehicle purchases and reconditioning costs due to the rapid expansion and growth of our business.

Our business plan is to continue to grow retail gross profit per unit, leveraging the improvements discussed in “Item 4.B —Business Strategies”.

UK Ancillary revenue per retail unit sold

Each retail vehicle sale through our website creates an opportunity to sell ancillary products. The products include financing, warranty, paint protection, service plans and affiliate add-ons. Customers buying vehicles from us may enter into a contract for finance through our platform. We receive commissions for the arrangement of these contracts from the lender. When buying a car from us, customers can also purchase additional associated products (including extended warranty, paint protection and service plans), from which we achieve attractive margins. The combination of these ancillary profit sources is an important metric that we use to track and forecast our performance. The ability to generate additional revenue around the vehicle purchase is a key component of GPU.

For the year ended December 31, 2022 ancillary revenue per retail unit sold was £605 compared to ancillary revenue per retail unit sold of £439 for the year ended December 31, 2021. The increase was primarily driven by an improved online journey and stock profile, as well as an expansion of ancillary product options.

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

Our average monthly unique users during the year ended December 31, 2022 decreased to 1,532 thousand users, compared to 1,619 thousand users during the year ended December 31, 2021. The decrease in the average monthly unique visitors was primarily due to optimization of our marketing strategy to focus on higher performance traffic channels, which we believe will lead, over time, to a higher rate of converting website visits into sales.

UK Retail inventory units available on website

Retail inventory units available on website represent the total number of vehicles available for sale on our website on the last day of each reporting period. This may lead to volatility when comparing one period to another. It is important to ensure we have enough inventory to cater to the majority of customers based on customer demand.

Retail inventory units available on website is a key indicator of our performance because we believe that the number of vehicles listed on our platform is one of the key drivers of vehicle sales and revenue generation. Ensuring an adequate number of vehicles listed on our website results in a greater selection of vehicles for our customers, creating demand and increasing conversion.

Our retail inventory units available on our website increased to 7,700 units as of December 31, 2022 compared to 4,683 units as of December 31, 2021. The increase in units was primarily driven by higher retail units purchased during the year and increased reconditioning throughput.

Key components of our operating results in 2022

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

Retail revenue also comprises ancillary products (including financing commission, warranty commission, paint protection and any add-ons), together with delivery charges and administrative fees. Ancillary revenues were previously included in “Other sales”. The comparatives for 2021 and 2020 have been restated for consistency.

Customers buying vehicles from us may enter into a contract for finance through our platform and, if they buy a car, enter into a contract to extend their warranty after the initial 90-day inclusive period. We receive commissions for the arrangement of these contracts from the principal. We recognize commission revenue at the time of sale, net of a reserve for estimated contract cancellations. The reserve for cancellations is estimated based upon historical experience and recent trends and is reflected as a reduction in revenue. Changes in these estimates are reflected as an adjustment to revenue in the period identified.

Wholesale — We sell vehicles through car auctions to trade buyers and other customers. The vehicles sold to trade buyers are primarily acquired from customers as part-exchanges or through our direct car buying channel that do not meet the Cazoo criteria or standards to list and sell as retail vehicles. For wholesale we recognize revenue at the point when the vehicle is sold at auction.

Other sales — We offer walk-in servicing, subscription services, third-party reconditioning and the provision of data services.

At our customer centers vehicle servicing products are offered including interim, full and major servicing, MOT tests, general repairs and one-off checks and treatments. We recognize revenue from such services when we satisfy our performance obligations, which is at the point the agreed work is completed.

We provided third-party reconditioning services during the year ended December 31, 2022, but such services are being discontinued. We satisfy our performance obligations at the point the agreed work is completed.

Revenue from subscription services is recognized under IFRS 16 and as such is recognized on a straight-line basis over the contract period. The subscription service allows customers to subscribe for a vehicle over a period of time for a monthly fee as an alternative to ownership. Revenue from the provision of related services such as maintenance and breakdown are recognized separately in accordance with IFRS 15 – over time, as the service is provided. In connection with our Business Realignment Plan, we ceased offering our subscription service to new subscribers at the end of June 2022.

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

Vehicle reconditioning costs are the direct costs associated with preparing the vehicles for resale and typically include the cost of parts, labor and inbound transportation.

Our cost of sales also includes the cost of providing drive-away insurance, fuel, vehicle warranty, buyers fees, and other costs incurred in providing ancillary products and services.

Cost of sales also includes the depreciation of cars out on subscription.

Marketing expenses

These primarily relate to the cost of advertising through various platforms, including brand marketing, digital marketing, media costs, agency and production costs, and other promotional expenses such as sponsorships. Our marketing expenditure also includes public relations costs and costs of any customer incentives.

Selling and distribution expenses

Selling and distribution costs mainly relate to the salaries and wages of our employees engaged in the transportation and handover of vehicles, costs incurred in relation to the storage and transportation of vehicles, post-sales costs and payment gateway fees. The depreciation charges of vehicle preparation centers and right-of-use assets (transporters) are also included in selling and distribution expenses.

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

Specifically for the year ended December 31, 2022 our administrative expenses included certain exceptional items which were incurred primarily in relation to the restructuring costs as a result of the Revised Business Plans and transaction costs incurred on the acquisition of brumbrum.

Other income and expenses

Other income and expenses includes fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements. In 2021, other income and expenses included a non-cash IFRS 2 expense on the Transaction which represented the excess of the fair value of the equity instruments issued over the fair value of the identified net assets received as part of the Transaction.

Finance income

Finance income relates to interest income receivable on bank deposits.

Finance expense

Our finance expense consists primarily of interest incurred on the Convertible Notes, stocking loans and subscription facilities and interest on lease liabilities.

Tax credit

The tax credit relates to the net movements in specific deferred tax items in the period. A deferred tax asset on losses is only recognized to the extent that it matches deferred tax liabilities.

Loss after tax from discontinued operations

The EU segment was classified as a discontinued operation following the decision to winddown our operations in mainland Europe.

Results of operations

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

	Year ended December 31, 2022	Year ended December 31, 2021(1)	Variance
	£’000	£’000	£’000%
Continuing operations
Revenue(2)	1,248,591	655,423	593,168	91%
Cost of sales	(1,228,324)	(632,114)	(596,210)	94%
Gross profit	20,267	23,309	(3,042)	(13)%

Marketing expenses	(62,596)	(63,165)	569	(1)%
Selling and distribution expenses	(96,246)	(54,172)	(42,074)	78%
Administrative expenses	(529,907)	(218,855)	(311,052)	142%
Loss from operations	(668,482)	(312,883)	(355,599)	114%

Finance income	2,111	232	1,879	810%
Finance expense	(53,339)	(4,663)	(48,676)	1,044%
Other income and expenses(3)	194,236	(214,140)	408,376	(191)%

Loss before tax	(525,474)	(531,454)	5,980	(1)%

Tax credit	7,352	2,162	5,190	240%

Loss for the year from continuing operations	(518,122)	(529,292)	11,170	(2)%

Discontinued operations(1)
Loss after tax from discontinued operations	(185,762)	(14,217)	(171,545)	1,207%

Loss for the year	(703,884)	(543,509)	(160,375)	30%

Other comprehensive income
Exchange differences on translation of foreign operations	6,449	(1,577)	8,026	(509)%
Total comprehensive loss for the year	(697,435)	(545,086)	(152,349)	28%

(1)	The 2021 comparatives have been restated to show the EU segment as a discontinued operation.

(2)	Revenue excludes £1.9 million of sales in 2022 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (2021: £17.4 million).

(3)	Other income and expenses includes fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements.

Revenue

The following table summarizes our revenue for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Variance
	£’000	£’000	£’000%
Retail[1]	1,103,557	515,711	587,846	114%
Wholesale	116,541	103,203	13,338	13%
Other sales[1]	28,493	36,509	(8,016)	(22)%
Revenue	1,248,591	655,423	593,168	91%

[1]	Retail includes the aggregate retail sales price and ancillary products (including financing commission, warranty commission, paint protection and any add-ons), together with delivery charges and administrative fees, from all vehicles sold through the Group’s retail channel in the year. Ancillary revenues were previously presented in “Other sales”. The comparatives for 2021 have been restated for consistency.

Revenue has increased by £593.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to increased online orders and rapid expansion of our business.

Retail revenue has increased by £587.8 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. This is due to an increase in the number of retail vehicles sold, from 34,718 during the year ended December 31, 2021 to 65,366 during the year ended December 31, 2022, driven by continued strong uptake of our offering, the depth and breadth of our inventory levels, increased brand awareness and customer referrals.

Wholesale revenue has increased by £13.3 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to the growth of our consumer car buying channel and the number of part-exchange vehicles received from customers which has grown with retail sales.

Other sales have decreased by £8.0 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease was driven by lower revenue from third-party reconditioning as we have been exiting those contracts.

Retail revenue for the year ended December 31, 2022 excludes £1.9 million generated from the sale of vehicles as an agent for third parties. Only the net commission received from those sales is recorded within revenue.

Cost of sales

The following table summarizes our cost of sales for the periods presented:

	Year ended December 31, 2022	Year ended December 30, 2021	Variance
	£’000	£’000	£’000%
Vehicle purchases	1,126,520	540,481	586,039	108%
Reconditioning and other costs	101,804	91,633	10,171	11%
Cost of sales	1,228,324	632,114	596,210	94%

Cost of sales have increased by £596.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to an increase in vehicle purchases and reconditioning costs following the rapid expansion and growth of our business.

Vehicle purchases increased by £586.0 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to an increase in the level of inventory purchases to support the increased demand.

Reconditioning and other costs increased by £10.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 as a result of an increase in the number of cars requiring reconditioning before being listed on our website, and the costs of providing warranties and drive away insurance for cars sold. The reconditioning of third-party vehicles and the depreciation charge of subscription vehicles are also included within reconditioning and other costs. There has been a decrease in reconditioning of third-party vehicles for the year ended December 31, 2022.

Marketing expenses

Marketing expenses have decreased by £0.6 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily driven by a shift from brand to performance marketing.

Selling and distribution expenses

The following table summarizes our selling and distribution expenses for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Variance
	£’000	£’000	£’000%
Staff costs	57,907	25,984	31,923	123%
Transportation and storage costs	17,503	15,166	2,337	15%
Depreciation	9,331	7,778	1,553	20%
Other costs	11,505	5,244	6,261	119%
Selling and distribution expenses	96,246	54,172	42,074	78%

Selling and distribution expenses have increased by £42.1 million for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to an increase in personnel-related costs (selling and distribution staff) of £31.9 million, due to the significant increase in average headcount in the year ended December 31, 2022, to support our growth.

Transportation and storage costs increased by £2.4 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to a larger fleet of transporters, resulting in increases in fuel and mileage, insurance and other costs incurred in the outbound transportation of vehicles.

Depreciation increased by £1.6 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 reflecting a larger fleet of transporters and a higher number of vehicle preparation centers for the year ended December 31, 2022.

Other costs, which include post sales and marketing costs, increased by £6.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to an increase in units sold and growth of our business.

Administrative expenses

The following table summarizes our administrative expenses for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Variance
	£’000	£’000	£’000%
Staff costs	71,564	48,682	22,882	47%
Office and property costs	20,896	13,949	6,947	50%
Technology and other costs	41,705	23,763	17,942	76%
Depreciation, amortization and impairment of intangible assets	344,278	49,363	294,915	597%
Share-based payments	44,496	43,871	625	1%
Exceptional items	6,968	39,227	(32,259)	(82)%
Administrative expenses	529,907	218,855	311,052	142%

The total administrative costs have increased by £311.1 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to:

●	an increase in personnel-related costs of £22.9 million due to an increase in average headcount across all administrative functions;

●	an increase in share-based payments by £0.6 million reflecting the higher headcount and larger number of outstanding options;

●	an increase in depreciation, amortization and impairment of intangible assets of £294.9 million reflecting a non-cash impairment charge of £299.4 million largely related to actions taken in the Group’s Revised Business Plans including the wind down of operations in mainland Europe, and a higher number of offices and customer centers; and

●	exceptional items of £7.0 million include restructuring costs of £6.0 million with the remainder primarily related to transaction costs incurred on the acquisition of brumbrum. Exceptional items for the year ended December 31, 2021 included transaction costs of £37.8 million in relation to the Transaction.

Finance income

Finance income has increased by £1.9 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to an increase in average cash at bank and short-term deposits, and an increase in interest rates.

Finance expenses

Our finance expenses are interest on the Convertible Notes, stocking loans and subscription facilities, and interest on lease liabilities. The table below is a summary of the amount recognized for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Variance
	£’000	£’000	£’000%

Interest on Convertible Notes	41,351	-	41,351	-
Interest on loans and borrowings	6,940	3,327	3,613	109%
Interest on lease liabilities	5,048	1,336	3,712	278%
Finance expense	53,339	4,663	48,676	1,044%

Finance expenses have increased by £48.7 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. Interest on Convertible Notes was £41.4 million for the year ended December 31, 2022 of which £33.4 million was non-cash. Interest on loans and borrowings increased by £3.6 million primarily due to an increase in interest rates. Interest on lease liabilities increased by £3.7 million driven by an increase in the number of leasehold properties and transporters.

Other income and expenses

The following table summarizes our other income and expenses for the periods presented:

	Year ended December 31, 2022	Year ended December 31, 2021	Variance
	£’000	£’000	£’000%
Fair value movement in the Convertible Notes and embedded derivative	198,769	-	198,769	-
Fair value movement in the warrants	47,097	26,671	20,426	77%
Foreign exchange movements	(51,630)	-	(51,630)	-
IFRS 2 expense on the Transaction (non-cash)	-	(240,810)	240,810	-
Other income and expenses	194,236	(214,139)	408,376	(191)%

The fair value movement in the Convertible Notes and embedded derivative of £198.8 million reflects the decrease in the fair value of the embedded derivative since February 16, 2022.

The fair value movement in the warrants of £47.1 million reflects the decrease in the fair value of the warrants during the year ended December 31, 2022.

Foreign exchange movements of £51.6 million are primarily due to adverse movements in the USD denominated Convertible Notes and embedded derivate and warrants.

In 2021, the one-off, non-cash, IFRS 2 expense of £240.8 million was a result of the Transaction. Cazoo issued shares with a fair value of £288.4 million to Ajax shareholders. In exchange, Cazoo received the identifiable net assets held by Ajax, which had a fair value upon closing of £47.5 million. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received represented a non-cash expense in accordance with IFRS 2.

Tax credit

The tax credit was £7.4 million for the year ended December 31, 2022 compared to a tax credit of £2.2 million for the year ended December 31, 2021. The tax credit relates to the net movements in specific deferred tax items in the period. A deferred tax asset is only recognized up to an amount equal to the total of deferred tax liabilities with the excess not being recognized.

Loss after tax from discontinued operations

Loss after tax from discontinued operations has increased by £171.5 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 due to the launch and subsequent winddown of our operations in mainland Europe.

Non-IFRS financial measures: Adjusted EBITDA

In addition to our results determined in accordance with IFRS we believe that Adjusted EBITDA provides useful information for management and investors to assess the underlying performance of the business as it removes the effect of certain non-cash items and certain charges that are not indicative of our underlying operating performance or results of operations. We believe that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and because it provides consistency and comparability with past financial performance.

Adjusted EBITDA is presented for supplemental informational purposes only, and Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as loss for the year. Some of the limitations of Adjusted EBITDA include that it does not reflect the impact of working capital requirements or capital expenditures and other companies in our industry may calculate Adjusted EBITDA differently, or use a different accounting standard such as U.S. GAAP, which limits its usefulness as a comparative measure. Adjusted EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

“Adjusted EBITDA” is defined as loss for the year from continuing operations adjusted for tax, finance income, finance expense, depreciation, amortization and impairment of intangible assets, share-based payment expense, fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements and exceptional items which do not relate to our underlying operations.

The table below presents a reconciliation of loss for the year, the most comparable IFRS measure to Adjusted EBITDA for the periods presented.

	Year ended December 31, 2022	Year ended December 31, 2021
	£’000	£’000
Loss for the year	(703,884)	(543,509)
Loss for the year from discontinued operations	185,762	14,217
Loss for the year from continuing operations	(518,122)	(529.292)
Adjustments:
Tax credit	(7,352)	(2,162)
Finance income	(2,111)	(232)
Finance expense	53,339	4,663
Depreciation	44,521	26,274
Amortization and impairment of intangible assets(1)	318,709	35,968
Share-based payment expense	44,496	43,871
IFRS 2 expense on the Transaction (non-cash)	-	240,810
Fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements	(194,236)	(26,671)
Exceptional items(2)	6,968	39,227
Total adjustments	264,334	361,748
Adjusted EBITDA	(253,788)	(167,544)

(1)	Amortization and impairment of intangible assets includes a non-cash impairment charge of £299.4 million largely related to actions taken in the Group’s Revised Business Plans.

(2)	Exceptional items of £7.0 million include restructuring costs of £6.0 million with the remainder primarily related to transaction costs incurred on the acquisition of brumbrum.

Liquidity and Capital Resources

On September 8, 2022, following the review of a range of strategic options, we concluded that we would focus exclusively on our core opportunity in the UK. Our 2023 strategy is to further improve our unit economics, reduce our fixed cost base, and maximize our cash runway. To enable these improvements, we have scaled back on our expectations for growth in 2023 and will focus on higher margin and faster moving inventory and rationalization of our operational footprint. Refer to “Item 4. B ⸺ Business Strategies” for details on the actions we are undertaking.

As of December 31, 2022, we had cash and cash equivalents of £258.3 million. We believe that our cash on hand, and available borrowing capacity under stocking loans and borrowings, will be adequate to meet our liquidity requirements for at least the twelve months following the date of this Form 20-F.

We have adopted a plan (the “2023 budget”) designed to allow us to focus on unit economics through higher margin, faster moving inventory and rationalization of our operational footprint. In line with the lower unit expectations for 2023 and the current economic climate, the 2023 budget includes the closure of certain vehicle preparation centers, customer centers and further headcount reductions, which are already underway. The 2023 budget is expected to deliver a significant reduction in our cash consumption and continued progress towards our goal of reaching profitability, without the need to raise further external funding until H2 2024.

The 2023 budget includes actions to increase liquidity such as a prospective sale and leaseback of owned property, the continued financing of UK retail inventory and the unwinding of the UK subscriptions business to realize cash from subscription vehicles in property, plant and equipment.

Given the stage of evolution of our Company, there are certain inherent uncertainties in forecasting operating performance, including gross profit margin, as well as cash flows. Our ability to satisfy our current liabilities and maintain daily liquidity is dependent on successful execution of our 2023 budget. Management has evaluated our forecasted cash burn rate by testing our 2023 budget in a range of scenarios. In a downside scenario, certain inherent uncertainties for forecasting operating performance, including gross profit margin, and the status of implementing the 2023 budget, combine to raise substantial doubt about our ability to continue as a going concern. See Note 2.7 to the audited consolidated financial statements included elsewhere in this Annual Report.

As of December 31, 2022 we had loans and borrowings of £182.2 million including stocking loans of £161.6 million and subscription facilities of £15.0 million. Our business model relies on having a large inventory of cars available on our platform to have a broad offering to prospective customers. To fund the working capital required to maintain high levels of inventory we enter into stocking loan arrangements. Under a stocking loan arrangement, a bank will take the legal title of cars held in Cazoo’s stock and provide a loan relative to the value of the car. Our stocking loans at December 31, 2022 do not contain financial or other restrictive covenants. The loans charge a rate of interest at a base rate plus a margin. These facilities have no fixed end date but are subject to annual review. Certain facilities have triggers to revise the loan-to-value terms if cash falls below a certain level. We are proactively reducing our number of available facilities to reflect the lower unit volume we anticipate in 2023. If the number of these facilities was reduced, we could choose to cash finance inventory in the short-term, or to reduce overall levels of inventory held.

As at December 31, 2022, the Convertible Notes and embedded derivative had a carrying amount of £349.0 million. The Convertible Notes bear regular interest at a rate of 2.00% per year. The Convertible Notes will mature on February 16, 2027, unless earlier redeemed, repurchased or converted in accordance with the terms of the Convertible Notes. The principal amount of the Convertible Notes does not accrete.

We do not believe we will need external capital until H2 2024. However, in response to the risks and uncertainties described above, we may seek to secure additional outside capital over the next twelve months beyond the date hereof. While we have historically been successful in our ability to secure outside capital, as of the date hereof, we had no firm commitments of additional outside capital. We can provide no assurance we will be able to continue to secure outside capital in the future or do so on terms that are acceptable to us. Furthermore, we also plan to continue to closely monitor our cash flows and, if necessary, we may implement certain incremental cost savings to preserve our liquidity beyond those being implemented through the Revised Business Plans and our 2023 budget. While we currently expect we will be able to generate sufficient liquidity to fund our operations for the next twelve months beyond the date hereof, we can provide no assurance we will successfully generate such liquidity, or if necessary, secure additional outside capital or achieve incremental cost savings.

On March 20, 2023 we understand from public filings that certain of the holders of the Convertible Notes entered into a cooperation agreement to engage in discussions with the Company concerning a potential financing, recapitalization, asset or equity sale, reorganization and/or restructuring transaction or series of such transactions or alternative extraordinary transactions involving the Company. There is no assurance that any such discussions will occur with the Company or result in any of the foregoing.

Cash flows

The following table shows a summary of our audited consolidated cash flows for the years ended December 31, 2022 and 2021.

	Year ended December 31, 2022	Year ended December 31, 2021
	£’000	£’000
Net cash provided by/(used in):
Operating activities	(250,398)	(556,489)
Investing activities	(75,531)	(234,660)
Financing activities	380,328	741,026
Net increase/(decrease) in cash and cash equivalents	54,399	(50,123)

Operating activities

Our primary sources of operating cash flows result from the sale of retail vehicles, wholesale vehicles and other services we provide to customers. Our primary uses of cash from operating activities are purchases of inventory, vehicle reconditioning costs, marketing costs and personnel-related expenses.

Net cash used in operating activities was £250.4 million for the year ended December 31, 2022 (£556.5 million for the year ended December 31, 2021).

The net cash used in operating activities during the year ended December 31, 2022 was primarily attributed to a net operating cash outflow of £374.8 million (outflow of £220.9 million for the year ended December 31, 2021), partially offset by a cash inflow from working capital movements of £121.8 million (outflow from working capital movements of £335.8 million for the year ended December 31, 2021).

Net operating cash flow represents the loss for the year of £703.9 million (loss for the year of £543.5 million for the year ended December 31, 2021), adjusted for non-cash items of £329.1 million (£322.6 million for the year ended December 31, 2021)

Our non-cash items include depreciation, amortization and impairment of intangible assets, finance income, finance expense, share-based payment expense, fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements, tax credit, impairment loss on remeasurement of the disposal group, loss on sale of property, plant and equipment, loss on sale of discontinued operations, loss on sale and leaseback transactions and movement in provisions.

The cash inflow from working capital movements for the year ended December 31, 2022 was largely due to a reduction in inventory as we wound down our operations in Europe and improved stock turn in the UK, whereas the working capital outflow for the year ended December 31, 2021 was driven by investment in inventory and subscription vehicles. The remaining movement in working capital was due to movements in trade and other receivables, trade and other payables and subscription vehicles.

Investing activities

Net cash used in investing activities was £75.5 million for the year ended December 31, 2022 (£234.7 million for the year ended December 31, 2021).

The net cash used in investing activities during the year ended December 31, 2022 was primarily attributed to the acquisition of subsidiaries for £33.1 million net of the cash acquired, additions to property plant and equipment of £33.6 million, as well as additions to intangible assets of £18.1 million.

Financing activities

Net cash provided by financing activities was £380.3 million for the year ended December 31, 2022 (£741.0 million for the year ended December 31, 2021).

The net cash provided by financing activities during the year ended December 31, 2022 was primarily attributed to the net proceeds from the convertible notes. In addition, there were proceeds from stocking loans and subscription facilities. The net cash used in financing for the year ended December 31, 2022 was primarily attributed to lease payments and the repayment of stocking loans and mortgages.

Contractual obligations and commitments

The table below presents a summary of our undiscounted contractual obligations and other commitments as of December 31, 2022 (in thousands):

	Total	< 1 Year	1 – 5 Years	> 5 Years
	£’000	£’000	£’000	£’000
Convertible Notes and embedded derivative	564,777	10,411	554,336	-
Stocking loans(1)	164,478	164,478	-	-
Subscription facilities	15,354	15,354	-	-
Secured asset financing	6,135	1,727	4,408	-
Bank loans	30	30	-	-
Lease liabilities	153,171	24,203	56,324	72,644
Trade payables	68,201	68,201	-	-
Total contractual obligations	972,146	284,404	615,098	72,644

(1)	The stocking loans generally become due at the earlier of a sale of our vehicle to a customer or 180 days from the inception of the individual loan.

Off balance sheet arrangements

As of December 31, 2022, we did not have any off-balance sheet financing arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

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

Revenue recognition

The process of determining whether Cazoo acts as a principal or agent in certain transactions requires detailed analysis of the specific facts and circumstances of the transaction concerned. Management judgement is applied in the assessment of the transaction against the three indicators in IFRS 15:

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

Recognition of acquired intangibles on acquisition

The process of recognizing intangible assets acquired in an acquisition requires a judgement in assessing the intangibles that exist in the acquired business and assessing fair value. An intangible asset acquired as part of a business combination is recognized if it can be separately identified and it is a probable source of economic benefits.

The details of all assets and liabilities recognized upon acquisition is set out in Note 14 of the audited consolidated financial statements included elsewhere in this Annual Report.

Capitalization of development time

Time spent by our employees, and external contractors under the direction of our employees, in software development is capitalized as an internally generated intangible asset when the requirements of IAS 38 and of Group policy are both met. Management judgement is applied in the assessment of the project against the development criteria of IAS 38.

Determination of cash-generating units (“CGUs”) Judgement is applied in the determination of CGUs for impairment testing. Management have carefully considered the cash inflows of each group of assets and how they are monitored. As a result, management have identified three CGUs (UK, Cazana and France and Germany) based on the lowest level at which largely independent cash flows are generated. Management have also considered secondary factors such as monitoring by management and how management makes decisions about continuing or disposing of assets and operations in helping to identify its CGUs. Further information on the three CGUs and impairment testing are disclosed in Note 16 of the audited consolidated financial statements included elsewhere in this Annual Report.

Impairment of intangible assets and goodwill

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Company. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 16 of the audited consolidated financial statements included elsewhere in this Annual Report.

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

Share-based payments

Estimating the fair value of equity-settled employee share options requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions with employees at the grant date, the Group uses a Monte-Carlo model for Executive director grants and a Black-Scholes model for the SAYE scheme. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 26 of the audited consolidated financial statements included elsewhere in this Annual Report for further details of the options granted.

Convertible Notes and embedded derivative

The valuation of the Convertible Notes and embedded derivative requires the use of option pricing models or other valuation techniques. The fair value of the embedded derivative is determined using a Monte-Carlo simulation to model the conversion, redemption and repayment premium features. The key assumption used for estimating the fair value of the embedded derivative is the volatility and credit spread. Further details are disclosed in Note 24 of the audited consolidated financial statements included elsewhere in this Annual Report.

Warrants

The valuation of our warrants requires the use of option pricing models or other valuation techniques. The fair value is determined using a Black-Scholes model for the private warrants. The key assumption used for estimating the fair value of the private warrants is the volatility. Further details are disclosed in Note 24 of the audited consolidated financial statements included elsewhere in this Annual Report.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers as of March 20, 2023:

Name	Age	Position
Alex Chesterman(1)	53	Chief Executive Officer and Chairman (Class I)
Paul Woolf	58	Chief Financial Officer and Class II Director
Ned Staple	44	General Counsel
Daniel Och	62	Class III Director
Paul Whitehead(1)	52	Chief Operating Officer and Class III Director
Luciana Berger	41	Class III Director
Mary Reilly(2)	69	Class I Director
Moni Mannings	59	Class I Director
Duncan Tatton-Brown	58	Class II Director

(1)	Effective April 1, 2023, the roles of Executive Chairman and Chief Executive Officer will be split, with Alex Chesterman continuing in the role of Executive Chairman and Paul Whitehead, currently Chief Operating Officer, taking on the role of Chief Executive Officer.

(2)	Ms. Reilly joined the Board as a Class I director effective February 1, 2023, to serve for the remainder of the full term of a Class I director. Ms. Reilly replaced David Hobbs, who stepped down as a director effective January 31, 2023.

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

Paul Woolf serves as our Chief Financial Officer and as a Director, positions he has held since November 1, 2022. Mr. Woolf has over 30 years’ experience in various finance roles and joined Cazoo from Graphcore. He was previously Chief Financial Officer at UK-listed Mitie Group PLC and prior to that held a number of roles at international private equity backed companies including CPA Global, Virgin Active, Birds Eye Iglo and The Automobile Association. Mr. Woolf holds a bachelor’s degree from the University of Oxford.

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

Paul Whitehead has served as our Chief Operating Officer since January 2019 and has served as a Director since October 28, 2022. Prior to joining Cazoo, Mr. Whitehead was Chief Strategy Officer at ZPG Plc where he was responsible for strategic direction, M&A and partnerships as well as investments and management of its international businesses. Prior to that, he was Commercial Director at uSwitch and has over 20 years of experience in managing and growing consumer technology businesses. Mr. Whitehead holds a Bachelor’s Degree (Hons) in Business Studies from the University of Teesside.

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

Mary Reilly has served as a Director since February 2023. Ms. Reilly is also a board member and Audit Chair of companies including MITIE Plc, Essentra Plc and Mar Holdco Sarl. She is also a non-executive director at Gemfields plc. Previously Ms. Reilly was a non-executive Director and Audit Chair at several companies including Travelzoo Inc, Ferrexpo Plc, Cape Plc and a main Board Director of the Department of Transport. Ms. Reilly was a partner at Deloitte LLP (and predecessor firms) - where she specialized in manufacturing, luxury retail and business services - for over 25 years until she retired in 2013. Ms. Reilly has a degree in history from University College London and is a Fellow of the Institute of Chartered Accountants of England and Wales and a Fellow of University College London.

Moni Mannings has served as a Director since the completion of the Transaction. Ms. Mannings currently serves on the boards of directors of Hargreaves Lansdown PLC, where she serves as Chair of the Remuneration Committee and easyJet PLC, where she serves as Chair of the Remuneration Committee. From 2000 to 2016 Ms. Mannings served as a partner, board member and executive committee member of Olswang LLP. She previously served as a partner of Dewey Ballantine LLP and Simmons & Simmons. Ms. Mannings holds an LLB (Hons) from the University of Southampton and is qualified as a solicitor under the laws of England and Wales.

Duncan Tatton-Brown has served as a Director since the completion of the Transaction. He is currently Chair of Oxford Nanopore plc and is also Chair of Wednesday Topco Ltd, the ultimate holding company for loveholidays.com. From September 2012 to November 2020 Mr. Tatton-Brown served as the Chief Financial Officer of Ocado Group plc. Prior to that he was Chief Financial Officer of Fitness First plc, Group Finance Director of Kingfisher plc, Finance Director of B&Q plc, Chief Financial Officer of Virgin Entertainment Group and held various senior finance positions at Burton Group Plc. Mr. Tatton-Brown currently sits on the board of directors of Trainline plc, where he serves as Chair of the Audit Committee. Mr. Tatton-Brown previously served as a Director of ZPG plc from May 2014 to July 2018. Mr. Tatton-Brown earned a master’s degree in Engineering from King’s College, Cambridge in 1987.

Effective April 1, 2023, the roles of Executive Chairman and Chief Executive Officer will be split, with Alex Chesterman continuing in the role of Executive Chairman and Paul Whitehead, currently Chief Operating Officer, taking on the role of Chief Executive Officer.

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

Director Nomination and Appointment Rights

At the Closing of the Transaction, the Company, the Sponsor and certain securityholders of the Company entered into an investor rights agreement (the “Investor Rights Agreement”). Pursuant to the terms of the Investor Rights Agreement, certain shareholders are entitled to nominate individuals to the board of directors of the Company following the closing of the Transaction, in each case, on the terms and subject to the conditions set forth therein. In particular, the Company and such securityholders have agreed to take all necessary and desirable action within their control to cause the nominating committee of the board of directors to nominate and recommend to the board of directors, the following individuals for election to the board as directors:

(a)	for so long as Alex Chesterman is the Chief Executive Officer of the Company or, together with his affiliates, beneficially owns at least 5% of the issued and outstanding voting shares of the Company, Alex Chesterman;

(b)	until the expiration of the term of office of the Company’s Class III directors in office on the Closing Date, one individual designated by the Sponsor, who will initially be Daniel Och.

On October 28, 2022, Daily Mail & Trust plc (“DMGT”) and Cazoo Group Ltd signed a waiver (the “Waiver”) pursuant to which DMGT waived (i) its Board nomination and appointment rights and (ii) its right to appoint a Board observer set forth in the Investor Rights Agreement, and such rights under Sections 6.1.1(d), 6.1.6 and 6.1.4 of the Investor Rights Agreement were terminated.

See “Item 7.B — Related Party Transactions — Investor Rights Agreement.”

B. Compensation

Executive Officer and Board Member Compensation

The compensation for each of our executive officers is comprised of the following elements: base salary, an annual incentive tied to the achievement of Company, contractual benefits, and pension contributions.

Total cash compensation paid and benefits in kind provided to our executive officers and members of our Board of Directors for the year ended December 31, 2022 was £1,282,661.07. Of this total amount, £113,676.28 was made in pension payments and £10,346.99 was payable in benefits.

Our executive officers and members of our Board of Directors were not granted any options to purchase Class A shares in the year ended December 31, 2022.

Employment Agreements

Each of Alex Chesterman, Paul Woolf and Ned Staple is party to an employment agreement with Cazoo Group Ltd, each of which is in substantially the same form. Under their respective agreements, each executive officer is eligible for an annual base salary and an annual discretionary bonus. In addition, each executive officer was subject to a perpetual confidentiality covenant and non-competition, non-solicitation, non-dealing, non-poaching, non-employment and non-interference restrictive covenants during the term of his employment and for a period of 12 months after the termination of his employment. Each agreement also includes a notice period of six months if Cazoo seeks to terminate the executive officer’s employment, other than due to the executive officer being guilty of gross misconduct or any other fundamental breach of the executive officer’s agreement. Cazoo Group Ltd has the ability to provide a payment in lieu of such notice or require the executive officer to be placed on garden leave. Mr. Whitehead is party to an employment agreement with Cazoo Ltd, with substantially the same terms. Effective April 1, 2023 we expect that his employment agreement will move to Cazoo Group Ltd on the same terms.

Mr. Chesterman is eligible to participate in a performance-based bonus scheme. In October 2022 his bonus scheme was adjusted to provide for a maximum bonus opportunity of 100% of his annual base salary. Any bonus earned by Mr. Chesterman is subject to malus or clawback provisions in the event of a material breach of any agreement entered into by Mr. Chesterman and the Company. Mr. Chesterman is eligible to participate in our occupational pension scheme, pursuant to which we contribute 10% of basic salary, subject to the terms and conditions of the pension scheme.

Mr. Woolf and Mr. Whitehead are eligible to participate in a performance-based bonus scheme, which provides for a maximum bonus opportunity of 100% of their annual base salary. Any bonus earned by Mr. Woolf or Mr. Whitehead is subject to malus or clawback provisions in the event of a material breach of any agreement entered into by the respective executive and the Company. Mr. Woolf and Mr. Whitehead are eligible to participate in our occupational pension scheme, pursuant to which we contribute 10% of basic salary, subject to the terms and conditions of the pension scheme.

Cazoo Holdings Option Schemes

On May 30, 2019, the board of directors of Cazoo Holdings adopted the (i) Cazoo Ltd EMI Share Option Scheme (the “EMI Share Option Scheme”) and (ii) Cazoo Ltd Share Option Scheme (Non-Tax Favoured) (the “Cazoo Ltd Share Option Scheme”). Further, in June 2020, the board of directors of Cazoo Holdings adopted the Cazoo Holdings Limited Share Option Scheme (the “Cazoo Holdings Limited Share Option Scheme,” and together with the EMI Share Option Scheme and the Cazoo Ltd Share Option Scheme, the “Option Schemes”). The Option Schemes were terminated in connection with closing of the Transaction.

Under each of the EMI Share Option Scheme and the Cazoo Ltd Share Option Scheme, (i) no option could be granted if, as a result, the total value of shares of Cazoo Holdings in respect of unexercised options would exceed £3 million and (ii) no option could be granted to an individual if, as a result, the total value of Cazoo Shares in respect of unexercised options held by such individual would exceed £250,000. Under the Cazoo Holdings Limited Share Option Scheme, no option could be granted if, as a result, the total values of Cazoo Shares in respect of unexercised options would exceed £15 million.

Purpose and Eligibility. The Option Schemes were intended to enable Cazoo Holdings to retain and recruit employees by providing them with the opportunity to purchase ordinary shares. Consultants approved by the Cazoo Holdings board of directors could also be eligible to receive awards under the Cazoo Holdings Limited Share Option Scheme.

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

The issued and outstanding options to acquire Cazoo Shares as of the closing of the Transaction which were not exercised or cancelled in exchange for a cash payment at the Closing were cancelled and replaced by options exercisable to purchase 1,725,750 Class A Shares (after giving effect to the Reverse Stock Split) that were issued under the Incentive Equity Plan.

In addition, our executive directors and certain members of senior management have received awards under the Incentive Equity Plan, equally split between time-based and performance-based awards. Subject to any modifications necessary to avoid adverse tax consequences for award recipients, (i) the time-based awards are eligible to vest in equal annual installments on each of the first four anniversaries of the grant date, subject to continued employment through each such anniversary, and (ii) the performance-based awards are eligible to vest in four separate tranches in the event the average closing price of a Class A Share for 20 trading days in any consecutive 30 day trading period equals or exceeds $20.00, $30.00, $40.00 and $50.00, respectively; provided, however, that such performance-based awards that vest are eligible to be settled in equal annual installments on each of the first four anniversaries of the grant date. Any portion of the performance-based awards that remain unvested as of the fifth anniversary of the grant will be forfeited.

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

Limitation on Awards and Shares Available

The maximum number of Class A Shares available for issuance under the Incentive Equity Plan is 1,966,669 shares (after giving effect to the Reverse Stock Split) plus shares underlying stock options that were converted from the options outstanding under the Option Schemes. The maximum aggregate market value of awards which an executive or non-executive director could be granted in respect of any financial year will not exceed, as of the date of grant, the level specified in any applicable executive or non-executive directors’ compensation policy.

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

Pursuant to this policy, each independent non-employee director received an annual cash retainer of £65,000. The chairpersons of the audit committee, the compensation committee and the ESG committee each receive an additional annual cash retainer of £15,000. The Senior Independent Director receives an additional annual cash retainer of £10,000. Each annual cash retainer is paid quarterly in arrears. No meeting fees are paid to any independent non-employee director for attending any meetings of the Board or its committees.

In January 2023, the Compensation Committee approved increases to the cash retainers for independent non-employee directors, pursuant to which each non-employee director will receive an annual cash retainer of £66,750. The chairpersons of the audit committee, the compensation committee and the ESG committee will each receive an additional annual cash retainer of £15,500, while the Senior Independent Director will receive an additional annual cash retainer of £10,250.

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

C. Board Practices

Board of Directors

Our Board of Directors is comprised of eight members, five of whom qualify as independent within the meaning of the independent director guidelines of the NYSE. Our Articles provide for a classified board of directors, with three directors in Class I (Alex Chesterman, Mary Reilly and Moni Mannings), two directors in Class II (Duncan Tatton-Brown and Paul Woolf) and three directors in Class III (Luciana Berger, Daniel Och and Paul Whitehead).

On January 31, 2023, David Hobbs stepped down from the Board of Directors. Mary Reilly joined the Board as a Class I director effective February 1, 2023, to serve for the remainder of the full term of a Class I director. On February 28, 2023 Anne Wojcicki stepped down from the Board of Directors.

We entered into the Investor Rights Agreement with certain of our shareholders in connection with the Transaction. This agreement grants certain board nomination rights to Alex Chesterman, DMGH and the Sponsor. See “Item 7.B — Related Party Transactions — Investor Rights Agreement.”

At our 2023 annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At our 2024 annual general meeting, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three (3) years. At our 2025 annual general meeting, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. Directors hold office until the expiration of the director’s term, until a director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.

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

As of the date of this Annual Report, the size of our board of directors is eight directors, five of whom qualify as independent within the meaning of the independent director guidelines of the NYSE.

Board Leadership Structure and Role in Risk Oversight

Following completion of the Transaction, Alex Chesterman was appointed as our Chairman and Chief Executive Officer. We believe that having Mr. Chesterman act as both Chairman of the Board and Chief Executive Officer has been the most appropriate for us because it has provided consistent and efficient leadership, both with respect to our operations and the leadership of the Board. In particular, having Mr. Chesterman act in both of these roles increases the timeliness and effectiveness of our board’s deliberations, increases the board’s visibility into the Company’s day-to-day operations, and ensures the consistent implementation of our strategies.

Effective as of April 1, 2023 the role of Executive Chairman and Chief Executive Officer will be split. Mr. Whitehead will assume the role of Chief Executive Officer and Mr. Chesterman will continue in the role of Executive Chairman. The splitting of these roles will allow Mr. Chesterman to focus on the strategic direction of the business and Mr. Whitehead to focus on the day-to-day operations of the business.

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

Audit Committee

Our audit committee consists of Duncan Tatton-Brown, Luciana Berger and Mary Reilly. Mr. Tatton-Brown served as chair until the conclusion of the 2022 audit, following which Mary Reilly became chair of the audit committee. Mr. Tatton-Brown is the audit committee financial expert. Our audit committee is responsible for, among other things:

●	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

●	assisting our Board in annually evaluating the qualifications, performance and independence of our independent auditors;

●	assisting our Board in monitoring the integrity of our financial statements, accounting and financial reporting processes and financial statement audits (including the implementation and effectiveness of internal control over financial reporting);

●	assisting our Board in monitoring our compliance with legal and regulatory requirements;

●	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

●	overseeing risk management related to financial matters and risk assessment;

●	assisting our Board in monitoring the performance of our internal audit function;

●	reviewing with management and our independent auditors our annual audited and quarterly unaudited financial statements; and

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Each of Mr. Tatton-Brown, Ms. Berger and Ms. Reilly qualify as independent directors under the NYSE listing standards and the independence standards of Rule 10A-3 under the Exchange Act.

Compensation Committee

Our compensation committee consists of Moni Mannings, Daniel Och and Duncan Tatton-Brown, with Moni Mannings serving as chair. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Alex Chesterman, Mary Reilly and Duncan Tatton-Brown, with Alex Chesterman serving as chair. The nominating and corporate governance committee is responsible for, among other things:

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

Environmental, Social and Governance Committee

Our environmental, social and governance committee consists of Luciana Berger, Paul Woolf and Moni Mannings, with Luciana Berger serving as chair. The environmental, social and governance committee is responsible for, among other things, overseeing and supporting our commitment to social, environmental and other public policy initiatives.

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

D. Employees

As of December 31, 2022, we had 3,226 employees, all of whom were employed on a permanent or fixed term basis, and primarily located in the UK with teams in France, Germany, Portugal and Spain. On January 18, 2023 we announced our Revised 2023 Plan, which included a reduction in headcount. Following the implementation of that plan, as of March 20, 2023 we had 1,511 employees, of which 25 were based in France, 64 in Germany, 4 in Portugal and 1,418 in the United Kingdom. For more information on the Revised 2023 Plan, see “Item 5. Operating and Financial Review and Prospects — Recent Developments — Revised 2023 Plan”. The following table provides a breakdown of our employees by location and function as of December 31, 2022.

Department	France	Germany	Portugal	Spain	United Kingdom	Total
Commercial	6	11	-	2	49	68
Customer	12	31	3	-	261	307
Executive	-	-	-	1	15	16
Finance	7	15	-	7	105	134
Marketing	4	4	-	1	25	34
Operations & Logistics	85	65	1	3	2,118	2,272
People	5	7	5	3	44	64
Technology	1	16	56	2	256	331
Total	120	149	65	19	2,873	3,226

As of December 31, 2021, we had 3,822 employees, all of whom were employed on a permanent or fixed-term basis, of whom 119 were based in France, 245 in Germany, 63 in Portugal, 75 in Spain and 3,320 were located in the UK.

As of December 31, 2020, we had 830 employees, all of whom were employed on a permanent or fixed term basis, and primarily located in the UK with a team based locally in Romania.

E. Share Ownership

Ownership of the Company’s Class A Shares by its executive officers and directors is set forth in Item 7.A of this Annual Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Class A Shares as of March 20, 2023, based on 38,494,209 Class A Shares outstanding, by:

●	each person known by the Company to be the beneficial owner of more than 5% of the Class A Shares;

●	each of the Company’s executive officers and directors; and

●	all of the Company’s executive officers and directors as a group.

In accordance with SEC rules, individuals and entities below are shown as having beneficial ownership over Class A Shares they own or have the right to acquire within 60 days, as well as Class A Shares for which they have the right to vote or dispose of. Also in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, Class A Shares which a person has the right to acquire within 60 days are included both in that person’s beneficial ownership as well as in the total number of Class A Shares issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons. All Class A figures shown below take into account the effects of the Reverse Stock Split.

Except as indicated by the footnotes below, the Company believes that the persons named below have sole voting and dispositive power with respect to all Class A Shares that they beneficially own. The Class A Shares owned by the persons named below have the same voting rights as the Class A Shares owned by other holders. To the Company’s knowledge, as of March 20, 2023, approximately 81% of the Class A Shares were owned by 11 record holders in the United States of America.

Name and Address of Beneficial Owner	Number of Class A Shares	Percentage of Outstanding Class A Shares
Directors and Executive Officers of the Company
Alex Chesterman(1)(2)	9,348,262	24.3%
Paul Woolf(1)	*	*
Luciana Berger(1)	*	*
Moni Mannings(1)	*	*
Daniel S. Och(3)(4)	2,311,207	6.0%
Mary Reilly(1)	*	*
Duncan Tatton-Brown(1)	*	*
Paul Whitehead(1)	*	*
Ned Staple(1)(5)	28,244	*
All Directors and Executive Officers of the Company as a Group (9 Individuals)	11,771,359	30.6%
Holders of 5% or Greater:
Greenvale Capital LLP(6)	2,522,820	6.6%
Viking Global Entities(7)	3,000,000	7.8%
D1 Capital Partners L.P.(8)(9)	2,141,326	5.6%
Mubadala Entities(10)	2,737,836	7.1%

*	Less than one percent.

(1)	The business address of each of the following individuals is c/o Cazoo Group Ltd, 41 Chalton Street, London, NW1 1JD, United Kingdom.

(2)	For Mr. Chesterman, consists of (i) 9,249,929 Class A Shares and (ii) 98,333 Class A Shares issuable upon exercise of vested options granted on October 1, 2021 with an exercise price of £nil and an expiration date 10 years following the date of grant.

(3)	The business address of Daniel S. Och is c/o Willoughby Capital Holdings, LLC, 667 Madison Avenue, New York, NY 10065.

(4)	Consists of (i) 447,217 Class A Shares and (ii) 1,056,490 private warrants held directly by the Sponsor. Daniel S. Och controls the managing member of the Sponsor. As such, he may be deemed to beneficially own the securities held by the Sponsor. In addition, consists of (i) 5,000 Class A Shares held by ASO GST Holdings, LLC; (ii) 5,000 Class A Shares held by AJO GST Holdings, LLC; (iii) 5,000 Class A Shares held by GST VII Holdings, LLC; (iv) 130,000 Class A Shares held by JADOFF Investments, LP and 30,000 Class A Ordinary Shares issuable upon conversion of the Convertible Notes held by JADOFF Investments, LP; (v) 5,000 Class A Shares held by JAO GST Holdings, LLC; (vi) 377,500 Class A Shares held by WCH 2021 Quad, LLC; (vii) 130,000 Class A Shares held by WCHS Holdings 1, LLC and 30,000 Class A Shares issuable upon conversion of the Convertible Notes held by WCHS Holdings 1, LLC; and (viii) 90,000 Class A Ordinary Shares issuable upon conversion of the Convertible Notes held by WCH 2022 Quad, LLC. Daniel S. Och may be deemed to hold voting and dispositive power over the shares held by ASO GST Holdings, LLC, AJO GST Holdings, LLC, GST VII Holdings, LLC, JADOFF Investments, LP, JAO GST Holdings, LLC, WCH 2021 Quad, LLC; WCHS Holdings 1, LLC and WCH 2022 Quad, LLC.

(5)	Consists of (i) 25,548 Class A Shares and (ii) options to purchase 2,696 Class A Shares. On September 1, 2021, Mr. Staple was granted options to purchase 17,107 Class A Shares to replace existing options under the Option Schemes, of which 2,160 are unvested, and which have a weighted-average exercise price of £nil. On October 1, 2021, Mr. Staple was granted options to purchase 4,318 Class A Shares, of which 2,700 are unvested, and which have a weighted-average exercise price of £nil. Each of the foregoing options is scheduled to expire no later than 10 years following the applicable grant date of the corresponding option under the Option Schemes that such option replaced. With respect to 3,239 of his Class A Shares, Mr. Staple retains voting but not investment power.

(6)

Based solely on information reported on a Schedule 13G filed with the SEC on February 14, 2023 and which information may not be current as of March 20, 2023. The business address of Greenvale Capital LLP is 3rd Floor, 1 Vere Street, London W1G 0DF, United Kingdom.

(7)	Reflects (i) 2,940,000 Class A Shares issuable upon conversion of the Convertible Notes held by Viking Global Equities Master Ltd. (“VGEM”) and (ii) 60,000 Class A Shares issuable upon conversion of the Convertible Notes held by Viking Global Equities II LP (“VGEII” and together with VGEM, the “Viking Global Entities”). VGEM has the power to dispose of and vote the shares directly owned by it, which power may be exercised by its investment manager, Viking Global Performance LLC (“VGP”), and by Viking Global Investors LP (“VGI”), which provides managerial services to VGEII. O. Andreas Halvorsen, David C. Ott, and Rose S. Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI) and VGP, have shared power to direct the voting and disposition of investments beneficially owned by VGI and VGP. The business address of each of the Viking Global Entities is c/o Viking Global Investors LP, 55 Railroad Avenue, Greenwich, Connecticut 06830.

(8)	Based solely on information reported on a Schedule 13D/A filed with the SEC on January 31, 2023 and which information may not be current as of March 20, 2023. Consists of (i) 1,841,326 Class A Shares and (ii) 300,000 Class A Ordinary shares issuable upon conversion of the Convertible Notes.

(9)	D1 Capital Partners L.P. is a registered investment adviser and serves as the manager of private investment vehicles and accounts. Daniel Sundheim indirectly controls D1 Capital Partners L.P. and may be deemed to beneficially own the Class A Shares held by D1 Capital Partners L.P. The principal business address of each of D1 Capital Partners L.P. and Daniel Sundheim is 9 West 57th Street, New York, NY 10019.

(10)

Consists of (i) 727,955 Class A Shares directly held by 94th Investment Company LLC, which is a wholly owned subsidiary of Mamoura Diversified Global Holdings PJSC, which is wholly owned by Mubadala Investment Company PJSC; (ii) 500,000 2.00% Class A Shares issuable upon conversion of the 2.00% Convertible Senior Notes due 2027 directly held by MIC Capital Management 38 RSC Ltd., which is a wholly owned subsidiary of Mamoura Diversified Global Holdings PJSC, which is wholly owned by Mubadala Investment Company PJSC; (iii) 1,134,728 Class A Shares held directly by MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp, which is managed by MIC Capital Partners Management UK LLP; and (iv) 375,153 Class A Shares directly held by MIC Capital Partners (Public) Parallel Cayman, LP, which is managed by MIC Capital Partners Management UK LLP. The principal business address of each of Mubadala Investment Company PJSC and Mamoura Diversified Global Holdings PJSC is Mamoura A Buildings Abu Dhabi, 45005 United Arab Emirates. The principal business address of 94th Investment Company LLC is 2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. The principal business address of MIC Capital Management 38 RSC Ltd. is PO Box 45005 Muroor Road, Abu Dhabi, United Arab Emirates. The principal business address of MIC Capital Management UK LLP is Floor 7, 25 Berkeley Square, London, United Kingdom. The principal business address of MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp is 19 Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg. The principal business address of MIC Capital Partners (Public) Parallel Cayman, LP is Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman, Cayman Islands KY1-1104

B. Related Party Transactions

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

Cazoo Related Person Transactions prior to the Transaction

DMGV Financing

As part of Cazoo funding rounds prior to closing of the Transaction, DMGV provided future media spend in place of cash for a portion of their investment. In July 2021, Cazoo and DMGV agreed to extend the utilization period for approximately £9.0 million of media spend through to the first half of 2024. Cazoo used £3.9 million of such media spend in the fiscal year ended December 31, 2022, £1.7 million of such media spend in the fiscal year ended December 31, 2021 and £2.0 million of such media spend in the fiscal year ended December 31, 2020.

Transactions Related to the Transaction

Investor Rights Agreement

At the Closing, the Company, the Sponsor and the other holders party thereto (the “Holders”) entered into an Investor Rights Agreement (the “Investor Rights Agreement”). Under the Investor Rights Agreement, the Holders hold registration rights that obligate the Company to register for resale under the Securities Act certain securities, including all of the Class A Shares issued upon the conversion or exchange of any Class B Shares or Class C Shares held by such Holder, the Warrants (including any Class A Shares issued or issuable upon the exercise of any such Warrants) held by such Holder, and any outstanding Ordinary Shares or any other equity security (including the Ordinary Shares issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the Closing Date (collectively, the “Registrable Securities”). Under the Investor Rights Agreement, (i) Alex Chesterman, (ii) any of DMGV and each of its permitted transferees that is Rothermere Continuation Limited, DMGT or a controlled affiliate of DMGT holding Registrable Securities (the “DMGV Group”), or (iii) Holders of a majority-in-interest of Registrable Securities held by the Sponsor Group (as such term is defined in the Investor Rights Agreement) (a “Demanding Holder”) may make a written demand for registration of all or part of their Registrable Securities on Form F-3 (or, if Form F-3 is not available to be used by the Company at such time, on Form F-1 or another appropriate form permitting registration of such Registrable Securities for resale by such Demanding Holders). Under no circumstances will the Company be obligated to effect more than an aggregate of (i) three (3) registrations pursuant to a demand registration initiated by Alex Chesterman, three (3) registrations pursuant to a demand registration initiated by a member of the DMGV Group, or (iii) two (2) registrations pursuant to a demand registration by the Sponsor Group (which number of registrations may be increased to three (3) under certain circumstances).

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

Pursuant to the terms of the Investor Rights Agreement, certain shareholders are entitled to nominate individuals to the board of directors of the Company following the closing of the Transaction, in each case, on the terms and subject to the conditions set forth therein. In particular, the Company and such securityholders have agreed to take all necessary and desirable action within their control to cause the nominating committee of the board of directors to nominate and recommend to the board of directors, the following individuals for election to the board as directors:

(a)	for so long as Alex Chesterman is the Chief Executive Officer of the Company or, together with his affiliates, beneficially owns at least 5% of the issued and outstanding voting shares of the Company, Alex Chesterman;

(b)	for so long as Stephen Morana was the Chief Financial Officer of the Company, Stephen Morana; and

(c)	until the expiration of the term of office of the Company’s Class III directors in office on the Closing Date, one individual designated by the Sponsor, who will initially be Daniel Och.

Pursuant to the terms of the Investor Rights Agreement, the Board was initially set at nine members, at least three of whom were required to satisfy the independence criteria applicable to the audit committee of the Board. So long as the Board comprises nine members, three of such directors are required to sit in each of Class I, Class II and Class III.

Pursuant to the Investor Rights Agreement, during the period in which the Sponsor is permitted to designate a nominee to the Board under the provision described above, in the event that (i) a vacancy is created at any time by the death, retirement, disability, removal or resignation of any member nominated by the Sponsor (the “Shareholder Designee”) or (ii) a Shareholder Designee fails to be elected to the Board at any annual or special meeting of the shareholders of the Company at which such Shareholder Designee stood for election but was nevertheless not elected, the remaining directors and the Company shall cause such open seat to be filled by a new member designated in writing by the Sponsor, as soon as possible, and the Company and the other parties to the Investor Rights Agreement shall take all necessary and desirable actions within their control to accomplish the same.

Pursuant to the Investor Rights Agreement, if the Company intended to issue equity securities within one year of the Closing Date which would have resulted in any individual or entity that beneficially owned ten percent (10%) or more of the issued and outstanding Ordinary Shares, having beneficial ownership of less than ten percent (10%) of the issued and outstanding Ordinary Shares then, at least 15 business days prior to the issuance of the equity securities, the Company was required to deliver to such shareholder an offer to issue a portion of such equity securities to such shareholder in an aggregate amount, on a pro forma basis after giving effect to the issuance of such equity securities, that would have resulted in such shareholder maintaining beneficial ownership of at least ten percent (10%) of the issued and outstanding Ordinary Shares.

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

On October 28, 2022, Daily Mail & Trust plc (“DMGT”) and Cazoo Group Ltd signed a waiver (the “Waiver”) pursuant to which DMGT waived (i) its Board nomination and appointment rights and (ii) its right to appoint a Board observer set forth in the Investor Rights Agreement, and such rights under the Investor Rights Agreement were terminated.

The foregoing summary of the Investor Rights Agreement is qualified in its entirety by reference to the text of the Investor Rights Agreement, the form of which is included as Exhibit 4.6 to this Annual Report, and is incorporated herein by reference.

On October 28, 2022, DMGT and Cazoo signed a waiver pursuant to which DMGT waived (i) its Board nomination and appointment rights and (ii) its right to appoint a Board observer set forth in the Investor Rights Agreement, and such rights under Sections 6.1.1(d), 6.1.6 and 6.1.4 of the Investor Rights Agreement were terminated.

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

PIPE Investment

As part of the PIPE Investment, D1 Capital Partners Master LP, an affiliate of David Hobbs, a former director, purchased 10,000,000 PIPE Shares for $100,000,000, DMGV, an affiliate of Lord Rothermere, a former director, purchased 2,500,000 PIPE Shares for $25,000,000, entities affiliated with Anne Wojcicki purchased 750,000 PIPE Shares for $7,500,000, entities affiliated with Daniel Och purchased 13,150,000 PIPE Shares for $131,500,000, an entity affiliated with Glenn Fuhrman, a former director of Ajax, purchased 3,000,000 PIPE Shares for $30,000,000, an entity affiliated with Jim McKelvey, a former director of Ajax, purchased 1,500,000 PIPE Shares for $15,000,000, Steve Ells, a former director of Ajax, purchased 1,500,000 PIPE Shares for $15,000,000, and an entity affiliated with Kevin Systrom, a former director of Ajax, purchased 100,000 PIPE Shares for $1,000,000. In the aggregate, these investments represent approximately 40.6% of the total number of PIPE Shares issued.

Indemnification Agreements

The Company has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from indemnitee’s status as a director, officer, employee or agent of the Company or any other corporation, limited liability company, partnership or joint venture, trust or other enterprise which such person is or was serving at the Company’s request. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within 20 days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding.

Other Related Party Transactions

Convertible Notes

On February 16, 2022, we issued $630 million in aggregate principal amount of the Convertible Notes pursuant to the Indenture. D1 Capital Partners Master LP, an affiliate of David Hobbs, a former director, purchased $30 million principal amount of the Convertible Notes, and WCH 2022 Quad, LLC, WCHS Holdings 1, LLC and JADOFF Investments, LP, each affiliates of Daniel Och, purchased $9,000,000, $3,000,000, and $3,000,000, respectively, of the Convertible Notes. These entities are party to the Note Purchase Agreement and the Registration Rights Agreement.

On November 9, 2022, we announced that we had entered into agreements with holders (“Noteholders”) of 96% of our Convertible Senior Notes (including D1 Capital Partners Master LP, an affiliate of David Hobbs, a former director, and WCH 2022 Quad, LLC, WCHS Holdings 1, LLC and JADOFF Investments, LP, each affiliates of Daniel Och, pursuant to which such Noteholders have agreed to extend their original lock-up period from November 6, 2022 to September 30, 2023. The Company has granted the Noteholders a right of first refusal to participate in certain financings for cash (other than equity, except for convertible or exchangeable debt) by the Company and its subsidiaries until June 30, 2024.

See “Item 10.C — Material Contracts.”

Policies and Procedures for Related Person Transactions

The Board has adopted a written related person transaction policy that sets forth policies and procedures for the review and approval or ratification of related person transactions. The Company has policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and provides appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee has the responsibility to review related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

For consolidated financial statements and other financial information, see Item 18 of this Annual Report.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Class A Shares are listed on the New York Stock Exchange under the symbol CZOO. A description of the Class A Shares and Warrants is included in Exhibit 2.5 to this Annual Report.

B. Plan of Distribution

Not applicable.

C. Markets

The Class A Shares are listed on the New York Stock Exchange under the symbol CZOO.

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

Upon conversion, the Company will satisfy its conversion obligation by delivering Class A Shares (subject to certain exceptions set forth in the Indenture). The Convertible Notes are currently convertible at a rate of 10 Class A Shares per $1,000 principal amount of Convertible Notes. This is equivalent to a conversion price of $100.00 per share. The conversion rate is subject to customary adjustments under certain circumstances in accordance with the terms of the Indenture.

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

If the Convertible Notes have not been converted, repurchased or redeemed at or prior to February 16, 2027, holders of the Convertible Notes will also be entitled to payment of a premium at maturity of the Convertible Notes, equal to 50% of the principal amount of the Convertible Notes. The premium is payable in cash, Class A Shares, or a combination of cash and Class A Shares at the option of the Company. The premium will not be payable if the trailing 10 trading day volume weighted average price of the Class A Shares is above $135.00 for any trading day beginning on (and excluding) March 4, 2024 and ending on (and including) March 18, 2024 (the “premium fall-away trigger”), provided that in connection with a share exchange event on or prior to March 4, 2024 involving a third-party acquirer, the premium fall-away trigger shall be tested using the fair market value of the consideration paid per Class A Share on the date of the share exchange event or if resulting in less consideration, the date on which any lock-up applicable to holders of the Class A Shares expires after the share exchange event. For the avoidance of doubt, this premium will not be payable by the Company (i) in the event of a mandatory conversion on or prior to the maturity date, (ii) in the event of a voluntary conversion by a holder on or prior to the maturity date, (iii) in connection with the redemption of the Convertible Notes on or prior to the maturity date, or (iv) in connection with a make-whole Fundamental Change or an offer to purchase Convertible Notes upon a Fundamental Change.

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

Registration Rights Agreement

Concurrently with the issuance of the Convertible Notes, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the purchasers of the Convertible Notes (the “RRA Holders”). The Registration Rights Agreement provided that the Company would file with the SEC a resale registration statement registering the public resale of the Class A Shares issuable upon conversion of the Convertible Notes (“RRA Registrable Securities”) and use reasonable best effort to have such registration statement declared effective by the SEC no later than 270 days from February 16, 2022. The Registration Rights Agreement contains customary “piggy-back” registration rights, and rights to conduct underwritten offerings (subject to a limit of two in any twelve-month period).

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

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 4.14 to this Annual Report.

Letter Agreements

On November 9, 2022, we announced that we had entered into agreements (the “Letter Agreements”) with holders (“Noteholders”) of 96% of our Convertible Senior Notes (including D1 Capital Partners Master LP, an affiliate of David Hobbs, a former director, and WCH 2022 Quad, LLC, WCHS Holdings 1, LLC and JADOFF Investments, LP, each affiliates of Daniel Och, pursuant to which such Noteholders have agreed to extend their original lock-up period from November 6, 2022 to September 30, 2023. The Company has granted the Noteholders a right of first refusal to participate in certain financings for cash (other than equity, except for convertible or exchangeable debt) by the Company and its subsidiaries until June 30, 2024.

The foregoing summary of the Letter Agreements is qualified in its entirety by reference to the text of the Form of Letter Agreement, which is incorporated by reference as Exhibit 4.13 to this Annual Report.

D. Exchange Controls and Other Limitations Affecting Security Holders

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Cayman Islands.

E. Taxation

Material U.S. Federal Income Tax Considerations

The following discussion is a general summary based on present law of certain U.S. federal income tax considerations relevant to U.S. Holders (as defined below) of Class A Shares and Warrants. This discussion is not a complete description of all tax considerations that may be relevant to a U.S. Holder of Class A Shares or Warrants; it is not a substitute for tax advice. It applies only to U.S. Holders that will hold Class A Shares or Warrants as capital assets and use the U.S. dollar as their functional currency. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of a U.S. Holder’s particular circumstances, including U.S. Holders subject to special rules, such as banks or other financial institutions, insurance companies, tax-exempt entities, dealers, traders in securities that elect to mark-to-market, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations), certain former U.S. citizens and lawful permanent residents of the United States, persons liable for the alternative minimum tax, persons that directly, indirectly or constructively, own 5% or more of the total combined voting power of the Company’s stock or of the total value of the Company’s equity interests, investors that will hold Class A Shares or Warrants in connection with a permanent establishment or fixed base outside the United States, or investors that will hold securities as part of a hedge, straddle, conversion, constructive sale or other integrated financial transaction. This summary also does not address U.S. federal taxes other than the income tax (such as Medicare contribution tax on net investment income, the alternative minimum tax, or estate or gift taxes) or U.S. state and local, or non-U.S. tax laws or considerations. U.S. Holders are urged to consult their own tax advisors to determine the consequences to them in light of their particular circumstances.

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

U.S. HOLDERS ARE ENCOURAGED TO SEEK ADVICE FROM THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF OWNERSHIP OF CLASS A SHARES OR WARRANTS UNDER THEIR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTIONS.

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

If the Company were a PFIC for any taxable year in which a U.S. Holder holds Class A Shares or Warrants, such U.S. Holder would be subject to additional taxes on any excess distributions and any gain realized from the sale or other taxable disposition of Class A Shares or Warrants (including certain pledges) regardless of whether the Company continues to be a PFIC. A U.S. Holder will have an excess distribution to the extent that distributions on Class A Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period, (ii) the amount allocated to the current taxable year and any year before the Company became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

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

The terms of each Warrant provide for an adjustment to the number of shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the U.S. Holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Class A Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of Class A Shares which is taxable to the U.S. Holders of such shares as described under “— Taxation of dividends and other distributions on our Class A Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if a U.S. Holder received a cash distribution from the Company equal to the fair market value of such increased interest.

Information Reporting and Backup Withholding

Dividends on Class A Shares and proceeds from the sale or other disposition of Class A Shares and Warrants may be reported to the IRS unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting. Backup withholding is not an additional tax and amounts withheld will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is timely furnished to the IRS. U.S. Holders should consult with their own tax advisers regarding the application of the U.S. information reporting and backup withholding rules to them in their particular circumstances. Certain non-corporate U.S. Holders are required to report information with respect to Class A Shares and Warrants not held through an account with a domestic financial institution to the IRS. U.S. Holders that fail to report required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors about these and any other reporting obligations arising from their investment in Class A Shares or Warrants.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR U.S. HOLDER. EACH U.S. HOLDER OF CLASS A SHARES AND WARRANTS IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF CLASS A SHARES AND WARRANTS IN LIGHT OF SUCH U.S. HOLDER’S OWN CIRCUMSTANCES.

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

Interest rate risk

Interest rate risk is the risk that changes in interest rates will affect our income and financial management. We are exposed to interest rate risk mainly through our stocking loans and subscription facilities where interest, in the year ended December 31, 2022, was charged in reference to a base interest rate. However, our exposure to interest rate risk is minimal since we were in a net cash position at December 31, 2022 and December 31, 2021, and therefore able to reduce exposure through repayment of the facilities. We do not hedge against interest rate risk.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on our stocking loans and subscription facilities during the year ended December 31, 2022. With other variables held constant, our profit before tax is affected through the impact on floating rate borrowings, as follows:

	Change	Effect on profit before tax 2022	Effect on profit before tax 2021
	in basis points	£’000	£’000
Loans and borrowings	+100	(2,350)	(1,393)
Loans and borrowings	-100	1,754	95

A 100 basis points decrease in interest rates would have less effect on profit before tax than a 100 basis points increase in interest rates because our stocking loans and subscription facilities are generally subject to reference rate floors.

Foreign currency risk

We have foreign currency risks related to certain expenses in US dollars, including the interest payments on our Convertible Notes. We do not currently hedge against currency risk through the use of financial instruments such as foreign currency swaps. However, we may look to do this in the future as appropriate.

We also have foreign currency risks related to our trading in mainland Europe which is now being wound down. The following tables demonstrate the sensitivity to a reasonably possible change in EUR/GBP exchange rate, with all other variables held constant. The impact on our profit before tax is due to changes in the fair value of monetary assets and liabilities. Our exposure to foreign currency changes for all other currencies is not material.

	Change in EUR rate	Effect on profit before tax from discontinued operations	Effect on pre-tax equity
		£’000	£’000
2022	+5%	(8,613)	(6,516)
	-5%	8,613	6,516
2021	+5%	(1,336)	(1,170)
	-5%	1,336	1,170

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

A description of the Company’s Warrants is set forth in this Annual Report, in Exhibit 2.5 “Description of Securities” and is incorporated by reference herein.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On February 8, 2023 we implemented a consolidation of the Company’s issued and unissued share capital, par value $0.0001 per share, at a ratio of 1-for-20 (the “Reverse Stock Split”), as well as an increase in share capital (the “share increase”). After giving effect to the Reverse Stock Split and the share increase the Company’s authorized share capital is US$435,500, divided into 165,000,000 Class A ordinary shares, par value US$0.002 per share, 2,500,000 Class B ordinary shares, par value US$0.002 per share, 50,000,000 Class C ordinary shares, par value US$0.002 per share and 250,000 preference shares, par value US$0.002 per share. As a result of the Reverse Stock Split, every 20 Class A ordinary shares issued and outstanding as of the effective date were automatically combined into one Class A ordinary share, par value $0.002 per share. The Reverse Stock Split and share increase became effective at 4:05 p.m. (ET) on February 8, 2023 and the Class A Shares began trading on a post-Reverse Stock Split basis on February 9, 2023. The Reverse Stock Split and the share increase were approved by the Company’s shareholders at the extraordinary general meeting of shareholders held on February 7, 2023.

As a result of the Reverse Stock Split, the number of Class A Shares issuable upon exercise of the Company’s (i) 21,129,818 private warrants and (ii) 20,124,748 public warrants was reduced at a ratio of 1-for-20, so that each Warrant entitles a holder to purchase one twentieth (1/20th) of a Class A Share. The exercise price of each Warrant, after giving effect to the Reverse Stock Split, is $230.00 per share.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective as of such date due to material weaknesses in internal control over financial reporting described below in Section D. “Internal control over financial reporting.”

B. Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

As disclosed in this Annual Report, we identified three material weaknesses in the design and operation of our internal control over financial reporting:

i. The entity level and financial reporting control environment is not designed with the appropriate precision to prevent or detect material misstatement in accounting or disclosure, including deficiencies in the design and operation of transaction-level control activities. This includes a lack of effective management review controls, including over the completeness and accuracy of data and reports used in internal controls and segregation of duties relating to the review of manual journal entries, as a part of the financial statement close process for the year ended December 31, 2022;

ii. The Company did not design and maintain effective controls over information technology general controls (“ITGCs”) for all information systems and applications that are relevant to the preparation of the consolidated financial statements. Specifically, the Company did not design and maintain: (i) sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; (ii) program change management controls to ensure that information technology (“IT”) program and data changes affecting financial information technology applications and underlying accounting records are identified, tested, authorized and implemented appropriately; and (iii) monitoring controls of IT operations performed by service organizations to ensure that critical batch and interface jobs are monitored, privileges are appropriately granted, and data backups are authorized and monitored. Business process controls (automated and manual) that are dependent on the ineffective ITGCs, or that rely on data produced from systems impacted by the ineffective ITGCs, are also deemed ineffective for the year ended December 31, 2022; and

iii. Insufficient accounting and finance personnel with IFRS technical accounting knowledge to account for non-routine and complex transactions for the year ended December 31, 2022.

A management assessment has been carried out in relation to the year ended December 31, 2022 and no additional material weaknesses have been identified. However, the management assessment found that, while an overall ICFR plan has been developed and is being implemented, the iterative nature of the process has meant that we are continuing to design, redesign and implement key financial reporting controls across each of the in-scope processes. As such, the management assessment has been unable to conclude that the overall entity-level, business process and IT general control environments are effective.

To address the material weaknesses we plan to continue to undertake remediation actions. During the fiscal year ended December 31, 2022 we implemented a governance, risk management and compliance (“GRC”) tool for the management, operation and evidencing of financial reporting controls. We continued to engage consultants with the appropriate expertise to perform a risk assessment of the internal control environment and assist management in designing and implementing entity level, financial reporting and management review controls, together with IT general and application controls for systems which impact financial reporting. In addition, we have hired a number of personnel with expertise in finance and technical IFRS accounting, including for senior finance leadership positions. Dedicated resources continue to be allocated to support the improvement of our financial control environment and we will deliver training to further support the needs of our staff.

Based upon the above evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses described above, our internal control over financial reporting was not effective as of December 31, 2022.

C. Attestation Report of Registered Public Accounting Firm

Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has audited our internal control over financial reporting as of December 31, 2022, as stated in its report on page F-2.

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

Internal control over financial reporting

In connection with our preparation and the audits of our financial statements as of and for the year ended December 31, 2022, we have identified material weaknesses as defined under the Exchange Act in our internal control over financial reporting. SEC guidance defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual financial statements will not be prevented or detected on a timely basis. Although we are not subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act (SOX), we will be required to report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. We and our independent public accounting firm identified the following material weaknesses as defined under the Exchange Act in our internal control over financial reporting:

i.	The entity level and financial reporting control environment is not designed with the appropriate precision to prevent or detect material misstatement in accounting or disclosure, including deficiencies in the design and operation of transaction-level control activities. This includes a lack of effective management review controls, including over the completeness and accuracy of data and reports used in internal controls and segregation of duties relating to the review of manual journal entries, as a part of the financial statement close process for the year ended December 31, 2022;

ii.	The Company did not design and maintain effective controls over information technology general controls (“ITGCs”) for all information systems and applications that are relevant to the preparation of the consolidated financial statements. Specifically, the Company did not design and maintain: (i) sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; (ii) program change management controls to ensure that information technology (“IT”) program and data changes affecting financial information technology applications and underlying accounting records are identified, tested, authorized and implemented appropriately; and (iii) monitoring controls of IT operations performed by service organizations to ensure that critical batch and interface jobs are monitored, privileges are appropriately granted, and data backups are authorized and monitored. Business process controls (automated and manual) that are dependent on the ineffective ITGCs, or that rely on data produced from systems impacted by the ineffective ITGCs, are also deemed ineffective for the year ended December 31, 2022; and

iii.	Insufficient accounting and finance personnel with IFRS technical accounting knowledge to account for non-routine and complex transactions for the year ended December 31, 2022.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Duncan Tatton-Brown serves as the audit committee financial expert. Each of Duncan Tatton-Brown, Luciana Berger and Mary Reilly qualify as independent directors under the NYSE listing standards and the independence standards of Rule 10A-3 under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firm, Ernst & Young LLP (London, United Kingdom, Auditor Firm ID: 1438), for the fiscal years ended December 31, 2022 and December 31, 2021.

	Year ended December 31, 2022	Year ended December 31, 2021
	£’000	£’000
Audit fees	2,205	2,300
Audit-related fees	45	580
Tax fees	-	-
Other fees	-	67
	2,250	2,947

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

Tax Fees

No tax fees were paid to our independent auditor during the year ended December 31, 2022.

Other Fees

No other fees were paid to our independent auditor during the year ended December 31, 2022. Other fees for the year ended December 31, 2021 consisted of due diligence.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b–4 under the Exchange Act), and our Class A Shares are listed on the NYSE. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards. Under the NYSE rules, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in place of the corporate governance provisions specified by the NYSE, with limited exceptions. Accordingly, we follow certain corporate governance practices of our home country, the Cayman Islands, in place of certain of the corporate governance requirements of the NYSE.

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

Under the NYSE rules, U.S. domestic listed companies are required to have a Nominating and Corporate Governance Committee composed entirely of independent Directors, which is not required under our home country laws. As of the date of this Annual Report one of the three directors on our nominating and corporate governance committee does not meet the NYSE independence requirements.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-61 of this Annual Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association*
2.1	Specimen Class A Ordinary Share Certificate of Cazoo Group Ltd*
2.2	Specimen Warrant Certificate of Cazoo Group Ltd (incorporated by reference to Exhibit 2.2 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on September 1, 2021).
2.3	Warrant Agreement, dated October 27, 2020, between Continental Stock Transfer & Trust Company and Ajax I (incorporated by reference to Exhibit 4.1 of Ajax I’s Current Report on Form 8-K filed with the SEC on October 30, 2020).
2.4	Amendment to and Assignment of Warrant Agreement, dated as of August 23, 2021, by and among Ajax I, Capri Listco, Continental Stock Transfer & Trust Company and Equiniti Trust Company (incorporated by reference to Exhibit 2.4 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on September 1, 2021).
2.5	Description of Securities.*
4.1	Business Combination Agreement, dated as of March 29, 2021, by and among Ajax I, Cazoo Holdings Limited and Capri Listco (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4/A (File No. 333-256152), filed with the SEC on July 22, 2021).
4.2	First Amendment to Business Combination Agreement, dated as of May 14, 2021, by and among Ajax I, Cazoo Holdings Limited and Capri Listco (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4/A (File No. 333-256152), filed with the SEC on July 22, 2021).
4.3	Letter Agreement, dated October 27, 2020, among Ajax I, AJAX I Holdings, LLC and Ajax I’s officers and directors (incorporated by reference to Exhibit 10.1 of Ajax I’s Form 8-K (File No. 001-39660), filed with the SEC on October 30, 2020).
4.4	Securities Subscription Agreement, dated September 16, 2020, between Ajax I and Ajax I Holdings, LLC (incorporated by reference to Exhibit 10.5 to Ajax I’s Registration Statement on Form S-1/A (File No. 333-249411), filed with the SEC on October 16, 2020).
4.5	Incentive Equity Plan (incorporated by reference to Exhibit 4.6 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on September 1, 2021).
4.6	Investor Rights Agreement, dated August 26, 2021, by and among Capri Listco, Ajax I Holdings, LLC and the other investors party thereto (incorporated by reference to Exhibit 4.7 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on September 1, 2021).

4.7	Form of Subscription Agreement (Institutional Investor) (incorporated by reference to Exhibit 10.4 to Ajax I’s Current Report on Form 8-K (File No. 001-39660), filed with the SEC on March 29, 2021).
4.8	Form of Subscription Agreement (Other) (incorporated by reference to Exhibit 10.5 to Ajax I’s Current Report on Form 8-K (File No. 001-39660), filed with the SEC on March 29, 2021).
4.9	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-4/A (File No. 333-256152), filed with the SEC on July 22, 2021).
4.10	Purchase Agreement, dated as of February 9, 2022, between Cazoo Group Ltd and the Purchasers set forth on the signature pages thereto (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on February 16, 2022).
4.11	Indenture, dated as of February 16, 2022 by and between Cazoo Group Ltd and U.S. Bank Trust Company, National Association as trustee (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed with the SEC on February 16, 2022).
4.12	Form of 2.00% Convertible Senior Notes due 2027 (included in Exhibit 4.11).
4.13	Form of Letter Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on November 10, 2022).
4.14	Registration Rights Agreement dated as of February 16, 2022 by and between Cazoo Group Ltd and the holders named therein (incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed with the SEC on February 16, 2022).
8.1	Subsidiaries of Cazoo Group Ltd.*
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.*
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.*
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.*
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.*
15.1	Consent of Ernst & Young LLP, independent public accounting firm.*
101.INS	Inline XBRL Instance Document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*
104	Cover Page Interactive Data File (Embedded as Inline XBRL document and contained in Exhibit 101).*

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

March 30, 2023

CAZOO GROUP LTD

By	/s/ Alex Chesterman
	Name:	Alex Chesterman
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cazoo Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Cazoo Group Ltd (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years period ended December 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)”, and our report dated March 30, 2023 expressed an adverse opinion thereon.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.7 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2.7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As explained below, auditing the Company’s evaluation of its ability to continue as a going concern was a critical audit matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Convertible Notes

Description of the matter

At December 31, 2022, the Company’s financial liability relating to the convertible senior notes was £349.0 million. As described in Note 24 to the consolidated financial statements, in February 2022 the Company issued $630.0 million of convertible senior notes due in 2027 (equivalent to £460.0 million in net proceeds with £208.7 million attributable to the financial liability and £251.3 million attributable to the embedded derivative). The convertible notes are accounted for as a hybrid financial instrument comprising: (i) a liability for the principal and interest amount, and (ii) a single compound embedded derivative instrument for the conversion, redemption and repayment premium features. The embedded derivative was measured at fair value using a Monte-Carlo simulation with subsequent changes in fair value being reported through profit and loss. At inception, the Company estimated the fair value of the financial liability component of the Convertible Notes as the residual transaction price after deducting the fair value of the embedded derivative.

Auditing the Company’s accounting for the convertible senior notes was complex due to the inherent estimation uncertainty in the valuation of the embedded derivative. This was especially challenging, primarily due to the judgmental nature of the significant inputs to the valuation models, including the volatility and credit spread.

How we addressed the matter in our audit

Our audit procedures included, among others, assessing the Company’s initial accounting assessment including the identification of embedded derivatives, against IFRS 9 – Financial Instruments. To test the valuation of the embedded derivative, we involved our valuation specialists to assist in our evaluation of the valuation methodologies against IFRS 13 – Fair Value Measurement. In addition, our valuation specialists assisted in evaluating the volatility and credit spread assumptions used by the Company’s valuation professional at inception and year-end against observable market data and current industry trends. We tested the source information underlying the valuation assumptions used in the model to determine fair value, including evaluating the completeness and accuracy of the underlying data to the terms contained in the convertible senior notes agreement. In addition, we have assessed the adequacy of the disclosures in Note 24.

Goodwill impairment of the UK cash-generating unit

Description of the matter

At December 31, 2022, the Company’s goodwill was £0.0 million for the UK cash-generating unit (“CGU”) as discussed in Note 16 of the consolidated financial statements. The Company performed quantitative impairment analyses estimating the value in use of the UK CGU by utilizing an income approach which uses the discounted cash flow (“DCF”) analysis. Goodwill impairment of £136.8 million was recorded for the year ended December 31, 2022, relating to the UK CGU.

Auditing the Company’s goodwill impairment test was complex due to the significant judgment required in determining the value in use of the UK CGU. In particular, the significant assumptions used to calculate the value in use of the UK CGU that required judgment included gross margin assumptions, terminal growth rates, and the weighted average cost of capital (“discount rate”), which are sensitive to and affected by factors, such as, general market conditions and projected operating performance.

How we addressed the matter in our audit	We involved our valuation specialists to assist in evaluating the discount rates utilized in the valuation by calculating an independent range using available market information, and comparing it against management’s discount rates. We agreed the underlying data used by the Company in its analysis, including assessing the completeness and accuracy of such data by agreeing forecasts to board approved business plans. We also tested the source information underlying the gross margin assumptions and terminal growth rates by comparing the underlying data used in these assumptions to current industry and economic trends, historical performance, and strategic plans. This included involving our economist specialists to assist in assessing certain key assumptions in the Company’s prospective financial information (e.g., gross margin) against the current macroeconomic backdrop. We also performed sensitivity analyses of the above-mentioned significant assumptions to evaluate the changes in the value in use of the UK CGU that would result from changes in the assumptions to assess the adequacy of the disclosures in Note 16.

Going concern

Description of the matter

As discussed above and in Note 2.7 to the consolidated financial statements, the Company has disclosed factors that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to alleviate the conditions that raise substantial doubt regarding the Company’s ability to continue as a going concern are not entirely within the Company’s control and therefore cannot be considered probable. Accordingly, there remains substantial doubt about the Company’s ability to continue as a going concern.

Management’s cash flow forecasts include significant assumptions related to improvements in gross margin driven by sales of higher margin vehicles and lower operating costs, which are sensitive and judgmental due to the inherent estimation uncertainty in forming these assumptions.

Auditing the Company’s going concern assessment described above is complex because it involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, and planned restructuring actions used in the Company’s going concern analysis.

How we addressed the matter in our audit

To test the Company’s going concern assessment, our audit procedures included, among others, assessing the forecast of cash flows developed by management, by testing the completeness and accuracy of the underlying data. For example, we agreed forecasts used in the assessment to board approved business plans, benchmarked forecasted cash flows to externally derived industry data, and evaluated against the Company’s historical trends. This included involving our economist specialists to assist in assessing certain key assumptions in the Company’s prospective financial information (e.g., gross margin) against the current macroeconomic backdrop.

We performed sensitivity analyses of changes to the key assumptions and judgments, such as gross margin, and controllable mitigating actions used to determine management’s forecasts of cash flows and financial position as well as stress tests on the overall forecast and the downside scenarios.

We have also read significant agreements, including those agreements associated with the Company’s convertible senior notes, and discussed the relevant terms with management and its legal counsel, to understand and assess the impact of default provisions on the going concern assessment. In addition, we have assessed the adequacy of the disclosures in Note 2.7.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

London, United Kingdom

March 30, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cazoo Group Ltd

Opinion on Internal Control Over Financial Reporting

We have audited Cazoo Group Ltd’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Cazoo Group Ltd (the Group) has not maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.

i. The entity level and financial reporting control environment is not designed with the appropriate precision to prevent or detect material misstatement in accounting or disclosure, including deficiencies in the design and operation of transaction-level control activities. This includes a lack of effective management review controls, including over the completeness and accuracy of data and reports used in internal controls and segregation of duties relating to the review of manual journal entries, as a part of the financial statement close process for the year ended December 31, 2022;

ii. The Group did not design and maintain effective controls over information technology general controls (“ITGCs”) for all information systems and applications that are relevant to the preparation of the consolidated financial statements. Specifically, the Group did not design and maintain: (i) sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Group personnel; (ii) program change management controls to ensure that information technology (“IT”) program and data changes affecting financial information technology applications and underlying accounting records are identified, tested, authorized and implemented appropriately; and (iii) monitoring controls of IT operations performed by service organisations to ensure that critical batch and interface jobs are monitored, privileges are appropriately granted, and data backups are authorized and monitored. Business process controls (automated and manual) that are dependent on the ineffective ITGCs, or that rely on data produced from systems impacted by the ineffective ITGCs, are also deemed ineffective for the year ended December 31, 2022; and

iii. Insufficient accounting and finance personnel with IFRS technical accounting knowledge to account for non-routine and complex transactions for the year ended December 31, 2022.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated March 30, 2023, which expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

London, United Kingdom

March 30, 2023

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended December 31, 2022

	Notes	Year ended December 31 2022 £’000	Year ended December 31 2021 £’000 Restated[1]	Year ended December 31 2020 £’000

Continuing operations

Revenue[2]	5	1,248,591	655,423	162,208
Cost of sales		(1,228,324)	(632,114)	(165,082)
Gross profit/(loss)		20,267	23,309	(2,874)

Marketing expenses		(62,596)	(63,165)	(36,110)
Selling and distribution expenses		(96,246)	(54,172)	(17,693)
Administrative expenses		(529,907)	(218,855)	(42,358)
Loss from operations	6	(668,482)	(312,883)	(99,035)

Finance income	8	2,111	232	486
Finance expense	8	(53,339)	(4,663)	(1,298)
Other income and expenses[3]	9	194,236	(214,140)	-
Loss before tax		(525,474)	(531,454)	(99,847)

Tax credit	11	7,352	2,162	969
Loss for the year from continuing operations		(518,122)	(529,292)	(98,878)

Discontinued operations
Loss after tax from discontinued operations	12	(185,762)	(14,217)	(3,809)

Loss for the year		(703,884)	(543,509)	(102,687)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations		6,449	(1,577)	-

Total comprehensive loss for the year		(697,435)	(545,086)	(102,687)

Earnings per share:
Basic loss per ordinary share4	13	£(18.48)	£(16.27)	£(3.99)
Diluted loss per ordinary share4	13	£(18.48)	£(16.27)	£(3.99)

Earnings per share from continuing operations:
Basic loss per ordinary share from continuing operations[4]	13	£(13.61)	£(15.85)	£(3.84)
Diluted loss per ordinary share from continuing operations[4]	13	£(13.61)	£(15.85)	£(3.84)

[1]	The 2021 reporting period has been restated to show the EU segment as a discontinued operation.
[2]	Revenue excludes £1.9 million of sales in 2022 where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue (2021: £17.4 million, 2020: £nil).
[3]	Other income and expenses includes fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements.
[4]	The basic and diluted loss per ordinary share has been adjusted retrospectively for the reverse stock split which became effective on February 8, 2023. Refer to Note 28 for further details.

The notes on pages F-10 to F-61 form part of these financial statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at December 31, 2022

		At December 31 2022	At December 31 2021
	Notes	£’000	£’000

Assets
Non-current assets
Property, plant and equipment	15	122,713	180,955
Right-of-use assets	22	118,814	92,254
Intangible assets and goodwill	16	16,369	261,514
Trade and other receivables	18	6,500	9,968
		264,396	544,691
Current assets
Inventory	17	232,565	364,585
Trade and other receivables	18	56,259	77,884
Cash and cash equivalents	27	245,879	192,629
		534,703	635,098
Assets held for sale	12	65,805	-
		600,508	635,098
Total assets		864,904	1,179,789

Liabilities
Current liabilities
Trade and other payables	19	68,201	79,284
Loans and borrowings	20	178,084	180,540
Convertible Notes and embedded derivative	24	1,301	-
Lease liabilities	22	28,596	18,826
Provisions	21	26,538	-
		302,720	278,650
Liabilities directly associated with the assets held for sale	12	39,602	-
		342,322	278,650

Non-current liabilities
Loans and borrowings	20	4,113	68,113
Convertible Notes and embedded derivative	24	347,739	-
Warrants	24	515	42,692
Lease liabilities	22	88,864	71,574
Provisions	21	8,752	7,985
Deferred tax	11	-	86
		449,983	190,450
Total liabilities		792,305	469,100
Net assets		72,599	710,689

Share capital	23	55	55
Share premium	23	925,637	902,586
Merger reserve	23	420,834	420,834
Retained earnings		(1,278,799)	(611,209)
Foreign currency translation reserve		4,872	(1,577)
Total equity		72,599	710,689

The notes on pages F-10 to F-61 form part of these financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2022

		Share capital	Share premium	Merger reserve	Retained earnings	Foreign currency translation reserve	Total equity
	Notes	£’000	£’000	£’000	£’000	£’000	£’000

At December 31, 2019[1]		-	81,500	-	(17,944)	-	63,556

Comprehensive loss for the year
Loss for the year		-	-	-	(102,687)	-	(102,687)
Other comprehensive income		-	-	-	-	-	-
Contributions by and distributions to owners
Issue of share capital		-	365,870	-	-	-	365,870
Group restructuring[1]			(181,250)	181,250	-	-	-
Share-based payments		-	-	-	3,759	-	3,759

At December 31, 2020[1]		-	266,120	181,250	(116,872)	-	330,498

Comprehensive loss for the year
Loss for the year		-	-	-	(543,509)	-	(543,509)
Other comprehensive income		-	-	-	-	(1,577)	(1,577)
Contributions by and distributions to owners
Acquisition of subsidiaries[2]		-	5,365	65,348	-	-	70,713
Exercise of warrants	24	-	11,967	-	-	-	11,967
Recapitalization at the Transaction[1]		55	619,134	174,236	-	-	793,425
Exercise of options	26	-	-	-	(1,540)	-	(1,540)
Share-based payments	26	-	-	-	43,287	-	43,287
Taxation recognized directly in equity		-	-	-	7,425	-	7,425

At December 31, 2021[1]		55	902,586	420,834	(611,209)	(1,577)	710,689

Comprehensive loss for the year
Loss for the year		-		-	(703,884)	-	(703,884)
Other comprehensive income		-		-	-	6,449	6,449
Contributions by and distributions to owners
Acquisition of subsidiaries	14	-	23,051	-	-	-	23,051
Share-based payments	26	-	-	-	43,719	-	43,719
Taxation recognized directly in equity	11	-	-	-	(7,425)	-	(7,425)

At December 31, 2022		55	925,637	420,834	(1,278,799)	4,872	72,599

[1]	The comparatives are based on the operations of Cazoo Holdings prior to the Transaction. The consolidated financial statements are prepared as a continuation of the financial statements of Cazoo Holdings, the accounting acquirer, with a recapitalization to reflect the capital structure of Cazoo Group Ltd. Refer to Note 1 for further details.
[2]	Prior to the Transaction, the merger relief section of the Companies Act 2006 required that the difference between the nominal value and issued value of the shares issued for the acquisitions of Drover Limited, Smart Fleet Solutions Limited and Cluno GmbH should be credited to the merger reserve in equity.

The notes on pages F-10 to F-61 form part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2022

	Notes	Year ended December 31 2022 £’000	Year ended December 31 2021 £’000	Year ended December 31 2020 £’000
Cash flows from operating activities

Loss for the year from continuing operations		(518,122)	(529,292)	(98,878)
Loss for the year from discontinued operations		(185,762)	(14,217)	(3,809)

Adjustments for:
Depreciation of property, plant and equipment and right-of-use assets	15, 22	57,577	28,791	11,759
Amortization and impairment of intangible assets	16	322,565	35,995	1,361
Finance income		(2,131)	(233)	(486)
Finance expense		57,358	5,716	1,298
Share-based payment expense	26	44,496	43,871	3,759
IFRS 2 expense on the Transaction	9	-	240,810	-
Fair value movement in the Convertible Notes and embedded derivative, fair value movement in the warrants and foreign exchange movements	9	(194,236)	(26,671)	-
Tax credit	11, 12	(10,012)	(5,704)	(969)
Impairment loss on remeasurement of the disposal group	12	2,518	-	-
Loss on disposal of property, plant and equipment		2,879	-	-
Loss on sale of discontinued operations	12	14,509	-	-
Loss on sale and leaseback transactions		1,934	-	-
Increase in provisions	21	31,646	-	-
		(374,781)	(220,934)	(85,965)

Movements in working capital:
Decrease/(increase) in trade and other receivables	18	19,797	(23,192)	(4,789)
Decrease/(increase) in inventory	17	165,213	(247,745)	(36,961)
Increase in subscription vehicles	15	(54,132)	(80,925)	-
(Decrease)/increase in trade and other payables	19	(9,127)	16,074	10,394
Total working capital movements		121,751	(335,788)	(31,356)

Other cash flows from operating activities:
Interest received	8	2,131	233	478
Tax credit received	11	501	-	969
Net cash used in operating activities		(250,398)	(556,489)	(115,874)

Cash flows from investing activities
Purchases of property, plant and equipment	15	(33,625)	(29,466)	(17,919)
Disposals of property, plant and equipment	15	8,320	-	-
Purchases and development of intangible assets	16	(18,133)	(14,260)	(1,889)
Acquisition of subsidiaries, net of cash acquired	14	(33,142)	(190,934)	(16,530)
Deferred consideration paid	19	(5,554)	-	-
Disposal of discontinued operations, net of cash disposed of	12	(9,669)	-	-
Proceeds from sale and leasebacks		10,752	-	-
Proceeds from lease modifications		5,520	-	-
Net cash used in investing activities		(75,531)	(234,660)	(36,338)

Cash flows from financing activities
Net proceeds from Convertible Notes	24	460,021	-	-
Net proceeds from the Transaction	23	-	622,164	-
Issue of ordinary shares	23	-	-	348,870
Proceeds from warrants exercised from Drover acquisition	24	-	5,300	-
Exercise of share options	26	-	(1,540)	-
Proceeds from stocking loans	24	1,202,039	665,325	216,444
Proceeds from subscription facilities	24	101,967	107,683	-
Proceeds from secured asset financing, bank loans and mortgages	24	5,985	-	-
Repayment of stocking loans	24	(1,218,427)	(574,055)	(196,082)
Repayment of subscription facilities	24	(120,559)	(60,386)	-
Repayment of secured asset financing, bank loans and mortgages	24	(3,862)	(683)	(443)
Interest paid on loans and borrowings		(18,724)	(4,185)	(1,298)
Lease payments	22	(29,198)	(18,597)	(6,294)
Excess proceeds above fair value from sale and leasebacks		1,086	-	-
Net cash from financing activities		380,328	741,026	361,197

Net increase in cash and cash equivalents		54,399	(50,123)	208,985

Cash and cash equivalents at the beginning of the year	27	192,629	243,524	34,539
Net foreign exchange differences		11,293	(772)	-
Cash and cash equivalents at the end of the year	27	258,321	192,629	243,524

The notes on pages F-10 to F-61 form part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2022

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

The financial statements incorporate the accounts of the Company and entities controlled by the Company (“its subsidiaries”). The term “Group” means, prior to closing of the Transaction, Cazoo Holdings Limited, a private limited company organized under the law of England and Wales (“Cazoo Holdings”) and its consolidated subsidiaries and, for periods subsequent to closing of the Transaction, Cazoo Group Ltd and its subsidiaries.

The Transaction

On March 29, 2021, Ajax I, a Cayman Islands exempted company (“Ajax”), Cazoo Holdings and Capri Listco, a Cayman Islands exempted company (“Listco”), entered into the Business Combination Agreement (the “Business Combination Agreement”), as amended by the First Amendment thereto, dated as of May 14, 2021 which, among other things, provided that (i) Ajax would merge with and into the Company, with the Company continuing as the surviving company, (ii) the Company would acquire all of the issued and outstanding shares of Cazoo Holdings via exchange for a combination of shares of the Company and cash consideration and (iii) the Company would become tax resident in the UK following the consummation of the Transaction.

Upon consummation of the Transaction, shareholders of Ajax and Cazoo Holdings became shareholders of Listco, and Listco changed its name to “Cazoo Group Ltd.” Upon consummation of the Transaction Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”) became listed on the NYSE under the symbol “CZOO”.

The financial statements are prepared as a continuation of the financial statements of Cazoo Holdings, the accounting acquirer, with a recapitalization to reflect the capital structure of Cazoo Group Ltd. The comparatives are based on the operations of Cazoo Holdings prior to the Transaction.

2. Significant accounting policies

2.1 Basis of preparation

These consolidated financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). They were authorized for issue by the Company’s Board of Directors on March 30, 2023.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

2. Significant accounting policies (continued)

2.2 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2022. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

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

2.3 Basis of measurement

The financial statements have been prepared on the historical cost basis, except for financial assets, financial liabilities and share-based payments that have been measured at fair value.

2.4 New and amended standards and interpretations

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2022, but do not have an impact on the consolidated financial statements of the Group.

●	Reference to the Conceptual Framework – Amendments to IFRS 3
●	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
●	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37
●	IFRS 9 Financial Instruments – Fees in the “10 per cent” test for derecognition of financial liabilities

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

2. Significant accounting policies (continued)

2.7 Going concern

The financial statements have been prepared on a going concern basis.

The Board of Directors have approved a budget for the financial year ended December 31, 2023 which targets a lower retail volume of 40,000-50,000 units compared to approximately 65,000 units in the year ended December 31, 2022. This plan is designed to allow the Group to focus on unit economics through higher margin, faster moving inventory and rationalization of its operational footprint. In line with the lower unit expectations for 2023 and the current economic climate, the plan includes the closure of certain vehicle preparation centers, customer collection centers and further headcount reductions, which are already underway. The plan is expected to deliver a significant reduction in the Group’s cash consumption and continued progress towards the Group’s goal of reaching profitability, without the need to raise further external funding over the going concern period to April 30, 2024. The 2023 budget has a forecast cash balance of over £120 million at December 31, 2023. The 2023 budget has then been extended through to April 30, 2024, for the going concern assessment, with a forecast cash balance of over £80 million at April 30, 2024.

The plan includes actions to increase liquidity such as a prospective sale and leaseback of owned property, the continued financing of UK retail inventory and the unwinding of the UK subscriptions business to realize cash from subscription vehicles in property, plant and equipment.

Given the stage of evolution of the Group, there are certain inherent uncertainties in forecasting operating performance, including gross profit margin. Therefore, in assessing the appropriateness of the going concern assumption, Management of the Group (“Management”) have assessed the probability of achieving the planned budget and the impact if this is not achieved. To do so we developed a severe but plausible downside scenario to the above base case, whereby the most sensitive assumptions have been flexed. These include gross profit margin increasing to only 5%, increasing overhead costs by £1 million per month, and reducing the proceeds from the planned sale and leaseback transactions by 50%. As part of this downside scenario Management have ignored potential incremental cash improvements from the early exit of closed vehicle preparation centers or customer collection centers, or other measures such as expenditure reduction which could improve cash balances. Under this downside scenario, the Group is forecast to still have cash of over £30 million at April 30, 2024. Whilst Management are confident that the approved budget provides significant liquidity for the Group, the ability of the Group to satisfy its current liabilities and maintain sufficient daily liquidity is dependent on successful execution of the plan, including actions which have not yet been implemented.

In the event that further actions to manage liquidity were to be necessary, Management may seek to reduce discretionary marketing spend, capex and/or headcount. Under all circumstances, Management will be seeking to sublet empty vehicle preparation centers and customer collection centers and to improve the mainland Europe exit plans. Management believes these mitigating actions, in combination, could give rise to additional savings of over £35 million in the period.

Therefore downside scenarios such as those described, and certain inherent uncertainties in forecasting operating performance, including gross profit margin, and the status of implementing those plans described above, combine to raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans to alleviate the conditions that raise substantial doubt regarding the Group’s ability to continue as a going concern cannot be guaranteed or are not entirely within the Company’s control and therefore cannot be considered probable.

The Group utilizes stocking finance to support inventory purchasing. In the UK, the business works with four lenders and had total available stocking facilities of £240 million at December 31, 2022, of which £162 million was utilized. The stocking facilities have no fixed end date but are subject to annual review. Management are proactively reducing the available facilities to reflect the lower volume 2023 budget. There are no financial covenants attached to these facilities. Certain of these facilities have triggers to revise the loan-to-value terms if cash falls below a certain level. If facilities were reduced, Management could choose to cash finance inventory in the short-term or reduce overall levels of inventory held, both scenarios being under Management’s control.

The Group also has debt in the form of Convertible Notes which bear regular interest at a fixed rate of 2.00% per year. Holders of the Convertible Notes have the right to require the Company to repurchase for cash all or a portion of their Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest, upon the occurrence of a Fundamental Change, which includes, among other things, if the Class A Shares cease to be listed on the New York Stock Exchange (“NYSE”), (as defined in the Indenture, dated February 16, 2022, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Indenture”)).

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business and the Group maintaining a listing on the NYSE. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

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

Retail revenue also comprises ancillary products (including financing commission, warranty commission, paint protection and any add-ons), together with delivery charges and admin fees. Ancillary revenues were previously included in “Other sales”. The comparatives for 2021 and 2020 have been restated for consistency.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.1 Revenue (continued)

Wholesale

The Group sells vehicles through car auctions to trade and other buyers. The vehicles sold via auction are primarily acquired from customers as part-exchanges or through our direct car buying channel that do not meet the Group’s quality standards to list and sell as retail vehicles. The Group satisfies its performance obligation for wholesale sales when the purchaser obtains control of the underlying vehicle which is at the point the vehicle is sold at auction.

Other sales

Other sales comprises revenue from walk-in servicing, subscription services, third-party reconditioning and the provision of data services.

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

Revenue from subscription services is recognized under IFRS 16 and as such is recognized on a straight-line basis over the contract period. The subscription service allows customers to subscribe for a vehicle over a period of time for a monthly fee as an alternative to ownership. Revenue from the provision of related services such as maintenance and breakdown are recognized separately in accordance with IFRS 15 – over time, as the service is provided.

The Group also provides data services whereby customers access selected Cazoo vehicle data for a monthly fee. Revenue is recognized in accordance with IFRS 15 based on actual data usage for these contracts.

3.2 Cost of sales

Cost of sales primarily relates to vehicle acquisition costs and reconditioning costs, as well as any necessary adjustments to reflect vehicle inventory at the lower of cost and net realizable value. Vehicle reconditioning costs are the direct costs associated with preparing the vehicles for resale and typically include the cost of parts, labor and inbound transportation costs. Cost of sales also includes the cost of providing drive-away insurance, fuel, vehicle warranty, buyers fees, and other costs incurred in providing ancillary products and services. Cost of sales also includes the depreciation of cars out on subscription.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.3 Leasing (continued)

Group acting as a lessee (continued)

Right-of-use assets

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

Leasehold property	1 – 20 years
Fixtures and fittings	5 years
Subscription vehicles	1 – 3 years
Other motor vehicles	4 years

The estimated useful life of leasehold property has decreased in the year ended December 31, 2022 as a result of lease modifications during the year.

Depreciation of right-of-use subscription vehicles is recognized within cost of sales in the statement of profit or loss. Depreciation of other right-of-use assets is recognized within operating expenses in the statement of profit or loss.

Lease liabilities

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

Sale and leaseback

A sale and leaseback transaction is one where the Group sells an asset and immediately reacquires the use of the asset by entering into a lease with the buyer. The Group accounts for sale and leaseback transactions in accordance with IFRS 16. The Group derecognizes the underlying asset when it satisfies the criteria for the transfer of control to the buyer in accordance with IFRS 15. The Group recognizes the gain or loss, if any, that relates to the rights transferred to the buyer and adjusted for off-market terms. The Group recognizes a right-of-use asset and a lease liability for the leaseback.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.3 Leasing (continued)

Group acting as a lessor (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.5 Share-based payments (continued)

Save As You Earn (“SAYE”) scheme

The SAYE scheme is accounted for as an equity-settled share-based payment scheme. The fair value determined at the grant date of the SAYE scheme is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. The fair value is determined using a Black-Scholes option pricing model.

3.6 Government grants

Grants from the government are recognized at their fair value where there is reasonable assurance that the grant will be received, and the Group will comply with all attached conditions. The Group received subsidies for electric subscription vehicles from the German government during the year. Amounts received are initially recognized as deferred income and then recognized in the statement of profit or loss over the useful life of the asset.

In the prior years, the Group received funds in connection to the Job Retention Scheme launched as part of the UK Government’s response to the COVID-19 pandemic. Amounts received were recognized net within the statement of profit or loss as income or a reduction to expenses.

3.7 Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the period. Taxable profit differs from “profit before tax” as reported in the statement of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.7 Taxation (continued)

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

Subscription vehicles are transferred from property, plant and equipment to inventory at their carrying amount when existing subscription contracts come to an end.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.10 Property, plant and equipment (continued)

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives. It is provided at the following range:

Freehold buildings	50 years
Leasehold improvements	5 – 50 years
Fixtures and fittings	3 – 15 years
Computer equipment	1 – 5 years
Subscription vehicles	1 – 13 years
Other motor vehicles	1 – 5 years
Plant and machinery	3 – 15 years

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.11 Intangible assets and goodwill (continued)

Internally-generated intangible assets (continued)

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

For the year ended December 31, 2022

3. Accounting policies (continued)

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

3.15 Convertible Notes and embedded derivative

The Convertible Notes are accounted for as a hybrid financial instrument comprising: (i) a liability for the principal and interest amount, and (ii) a single compound embedded derivative instrument for the conversion options and premium feature.

The host contract is classified as a financial liability because there is an obligation to make fixed interest payments on a quarterly basis and there is an obligation to deliver cash to the holder on redemption of the Convertible Notes at the maturity date.

The holder’s conversion option is not classified as equity as it does not meet the “fixed-for-fixed” criterion. This is because the Company’s contractual obligation, being denominated in a foreign currency (USD), represents a variable amount of cash on settlement.

Financial liability

The financial liability was initially measured at fair value less transaction costs. The fair value of the liability was calculated as the residual transaction price after deducting the fair value of the embedded derivative.

The financial liability is subsequently measured at amortized cost using the effective interest method. Interest expense is recognized within finance expense in the statement of profit or loss.

The financial liability is translated from USD to GBP at the exchange rate at the reporting date in accordance with IAS 21, with the exchange rate difference recognized within other income and expenses in the statement of profit or loss.

The capital element of the financial liability is presented as non-current as it is not due to be repaid until February 2027. However, the accrued interest as at December 31, 2022 is presented as current, as it will be settled within the next twelve months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.15 Convertible loan notes and embedded derivative (continued)

Embedded derivative

The compound embedded derivative for the conversion options and premium feature was initially measured at fair value. The embedded derivative is subsequently remeasured at fair value at each reporting date with changes in fair value recognized in other income and expenses within the statement of profit or loss. The fair value of the embedded derivative is determined using a Monte-Carlo simulation to model the conversion, redemption and repayment premium features.

The embedded derivative is translated from USD to GBP at the exchange rate at the reporting date in accordance with IAS 21, with the exchange rate difference recognized within other income and expenses in the statement of profit or loss.

The embedded derivative is presented as non-current as the maturity exceeds twelve months from the reporting date and the Company intends to hold the derivative for more than twelve months from the reporting date.

3.16 Warrants

Warrants are classified and accounted for as derivative financial liabilities and are initially recognized at their fair value. The warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in other income and expenses within the statement of profit or loss. The fair value is determined using a Black-Scholes model for the private warrants.

3.17 Financial instruments

Financial assets and financial liabilities are recognized when an entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value are recognized immediately in the statement of profit or loss.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.17 Financial instruments (continued)

Financial assets (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.17 Financial instruments (continued)

Financial liabilities (continued)

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

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

3.18 Business segments

The Board of Directors has been identified as the Group’s chief operating decision maker. The monthly reporting pack provided to the Board has been used as the basis for determining the Group’s operating segments. The key financial performance metrics monitored by the chief operating decision maker include revenue, gross profit, operating expenses and adjusted EBITDA.

During the year ended December 31, 2022 there was a change in the segmentation of the Group following the launch of the Cazoo retail proposition in Europe. The monthly reporting pack provided to the Board disaggregated the performance of the business on a UK and EU basis. Management has therefore determined that there exist two operating segments, UK and EU.

The UK segment’s results are equivalent to the Group’s results from continuing operations which are disclosed in the statement of profit or loss. The EU segment has been classified as a discontinued operation and the Group has not disclosed the results within the segment disclosures in Note 10 in accordance with IFRS 8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

3. Accounting policies (continued)

3.19 Assets held for sale and discontinued operations

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance expense and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Additional disclosures are provided in Note 12. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any components of equity. Any resulting gain or loss is recognized in the statement of profit or loss.

3.20 Foreign currency

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

Foreign currency differences are recognized in the statement of profit or loss and presented within other income and expenses.

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

For the year ended December 31, 2022

4. Accounting judgements and estimates

4.1 Judgements

Revenue recognition – Principal / agent arrangements

The process of determining whether Cazoo acts as a principal or agent in certain transactions requires detailed analysis of the specific facts and circumstances of the transaction concerned. Management judgement is applied in the assessment of the transaction against the three indicators in IFRS 15:

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

Recognition of acquired intangibles on acquisition

The process of recognizing intangible assets acquired in an acquisition requires a judgement in assessing the intangibles that exist in the acquired business and assessing fair value. An intangible asset acquired as part of a business combination is recognized if it can be separately identified and it is a probable source of economic benefits.

The Group acquired brumbrum S.p.A in the year ended December 31, 2022. For the acquisition, the Group has recognized goodwill and a number of separately identifiable intangibles. The Group engaged a third-party valuation expert for the purchase price allocation exercise in relation to each acquisition to mitigate the risk associated with the recognition and valuation of assets and liabilities at the acquisition date. The details of all assets and liabilities recognized upon acquisition of subsidiaries is set out in Note 14.

Capitalization of development time

Time spent by the Group’s employees, and external contractors under the direction of the Group’s employees, in software development is capitalized as an internally generated intangible asset when the requirements of IAS 38 and of Group policy are both met. Management judgement is applied in the assessment of the project against the development criteria of IAS 38 in the following areas:

●	Assessment of whether the project meets the six requirements of IAS 38 to be considered an internally generated asset, as set out in Note 3.11.
●	Assessment of the point in time when the project moved from an exploratory phase into a development phase.
●	Assessment of the proportion of employee and contractor output that is directly attributable to developmental activities.

Determination of cash-generating units (“CGUs”)

Judgement is applied in the determination of CGUs for impairment testing. Management have carefully considered the cash inflows of each group of assets and how they are monitored. As a result, management have identified three CGUs (UK, France and Germany, and Cazana) based on the lowest level at which largely independent cash flows are generated. Management have also considered secondary factors such as monitoring by management and how management makes decisions about continuing or disposing of assets and operations in helping to identify its CGUs. Further information on the three CGUs and impairment testing are disclosed in Note 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

4. Accounting judgements and estimates (continued)

4.2 Estimates

Impairment of intangible assets and goodwill

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 16.

Net realizable value of inventory

Vehicles held in inventory are stated at the lower of cost and net realizable value. The calculation of net realizable value requires an estimate of the expected selling price of each vehicle held in inventory. This estimate is made using a combination of historical data of the Group and independent market data. Independent market data provides a view to recent market activity for vehicles with similar attributes to those held in stock. This, combined with recent sales data of the Group, is used to estimate the expected selling prices of inventory. At each reporting period the Group recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value through cost of sales. See Note 17 for further details of the inventory provision, including a sensitivity analysis.

Share-based payments

Estimating the fair value of equity-settled employee share options requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions with employees at the grant date, the Group uses a Monte-Carlo model for Executive director grants and a Black-Scholes model for the SAYE scheme. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 26.

Convertible Notes and embedded derivative

The valuation of the Convertible Notes and embedded derivative requires the use of option pricing models or other valuation techniques. The fair value of the embedded derivative is determined using a Monte-Carlo simulation to model the conversion, redemption and repayment premium features. The key assumption used for estimating the fair value of the embedded derivative is the volatility and credit spread. Further details are disclosed in Note 24.

Warrants

The valuation of the Group’s warrants requires the use of option pricing models or other valuation techniques. The fair value is determined using a Black-Scholes model for the private warrants. The key assumption used for estimating the fair value of the private warrants is the volatility. Further details are disclosed in Note 24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

4. Accounting judgements and estimates (continued)

4.2 Estimates (continued)

Leases - Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in its leases, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay”, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs when available and is required to make certain entity-specific estimates.

5. Revenue

5.1 Disaggregated revenue information

The following is an analysis of the Group’s revenue for the year from continuing operations. Revenue recognized from continuing operations has arisen entirely within the UK.

	Year ended December 31 2022 £’000	Year ended December 31 2021 £’000	Year ended December 31 2020 £’000
Type of goods or services
Retail[1]	1,103,557	515,711	153,541
Wholesale	116,541	103,203	8,667
Other sales[1]	28,493	36,509	-
	1,248,591	655,423	162,208

Timing of revenue recognition
Goods and services transferred at a point in time	1,231,204	645,952	162,208
Goods and services transferred over time	17,387	9,471	-
	1,248,591	655,423	162,208

[1]

Retail includes the aggregate retail sales price and ancillary products (including financing commission, warranty commission, paint protection and any add-ons), together with delivery charges and admin fees, from all vehicles sold through the Group’s retail channel in the year. Ancillary revenues were previously presented in “Other sales”. The comparatives for 2021 and 2020 have been restated for consistency (ancillary revenues were £15.2 million for the year ended 31 December, 2021 and £3.1 million for the year ended December 31, 2020).

5.2 Contract balances

Revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the year-end is summarized as below.

	Within one month as at December 31, 2022	Within one month as at December 31, 2021
	£’000	£’000

Undelivered vehicles	19,374	7,911

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

6. Operating expenses

Operating loss from continuing operations is stated after charging:

	Year ended December 31 2022 £’000	Year ended December 31 2021 £’000	Year ended December 31 2020 £’000

Depreciation of property, plant and equipment and right-of-use assets	34,900	21,172	5,897
Amortization of intangible assets	19,332	30,475	1,292
Impairment of intangible assets and goodwill	299,377	5,493	-
Expensed research and development costs	16,106	8,154	6,697

7. Employee benefit expenses

Employee benefit expenses (including Directors) comprise:

	Year ended December 31 2022 £’000	Year ended December 31 2021 £’000	Year ended December 31 2020 £’000

Wages and salaries	132,742	71,219	10,913
Employer’s national insurance	13,990	7,772	2,092
Short-term non-monetary benefits	1,114	430	416
Defined contribution pension cost	6,387	3,408	871
Share-based payment expenses	44,496	43,871	3,759
	198,729	126,700	18,051

8. Finance income and expense

	Year ended December 31	Year ended December 31	Year ended December 31
	2022	2021	2020
	£’000	£’000	£’000
Finance income
Interest on bank deposits	2,111	232	486

Total finance income	2,111	232	486

Finance expense
Interest on Convertible Notes	(41,351)	-	-
Interest on loans and borrowings	(6,940)	(3,327)	(1,000)
Interest on lease liabilities	(5,048)	(1,336)	(298)

Total finance expense	(53,339)	(4,663)	(1,298)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

9. Other income and expenses

	Year ended December 31 2022 £’000	Year ended December 31 2021 £’000	Year ended December 31 2020 £’000

Fair value movement in the Convertible Notes and embedded derivative	198,769	-	-
Fair value movement in the warrants	47,097	26,671	-
Foreign exchange movements	(51,630)	-	-
IFRS 2 expense on the Transaction (non-cash)	-	(240,810)	-
	194,236	(214,140)	-

10. Segment information

Revenue recognized from continuing operations has arisen entirely within the UK (2021 and 2020: all UK).

The following table presents the Group’s non-current assets by geographic location.

	At December 31 2022 £’000	At December 31 2021 £’000
Non-current assets
UK	262,541	496,245
EU	1,855	48,446

Total	264,396	544,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

11. Taxation

Tax credit

	Year ended December 31	Year ended December 31	Year ended December 31
	2022 £’000	2021 £’000	2020 £’000

Current tax:
Adjustment in respect of prior years	-	190	-

Deferred tax:
Origination and reversal of timing differences	(5,997)	(3,867)	(969)
Adjustment in respect of prior years	-	191	-
Effect of tax rate change on opening balance	(1,355)	1,324	-

Tax credit	(7,352)	(2,162)	(969)

The tax credit for the year can be reconciled to the statement of profit and loss as follows:

	Year ended December 31	Year ended December 31	Year ended December 31
	2022 £’000	2021 £’000	2020 £’000

Loss before tax from continuing operations	(525,474)	(531,454)	(99,847)
Loss before tax from discontinued operations	(188,422)	(17,759)	(3,809)

Current corporation tax rate of 19%	(99,840)	(98,727)	(18,971)
Impact of difference in overseas tax rates	(17)	-	-
Expenses not deductible for tax purposes	977	55,356	1,238
Adjustment in respect of previous periods	-	381	-
Impact of rate change	(1,355)	1,402	-
Deferred tax asset not recognized	35,867	64,336	17,733
Impact of share scheme	9,089	-	-
Impairment of goodwill	47,927	-	-
Utilization of deferred tax previously unrecognized	-	(23,862)	-
Difference between corporation tax and deferred tax rate	-	(423)	-
Benefit of tax incentives	-	(625)	-
Research and development claim – prior year	-	-	(969)

Tax credit	(7,352)	(2,162)	(969)

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

Changes to UK corporation tax rates were substantively enacted by the Finance Bill 2021 (on May 24, 2021). These included an increase in the corporation tax rate from 19% to 25% from April 1, 2023. Deferred tax balances have been remeasured accordingly where appropriate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

11. Taxation (continued)

Deferred tax

	At December 31	At December 31
	2022 £’000	2021 £’000

Deferred tax assets
Share-based payments	622	10,822
Losses	506	2,081
Short-term timing differences	-	119
Other temporary differences	-	67
Total deferred tax assets recognized	1,128	13,089

Deferred tax liabilities
Fixed asset temporary differences	-	(5,280)
Intangible asset differences	-	(6,632)
Other temporary differences	(1,128)	(1,263)
Total deferred tax liabilities	(1,128)	(13,175)

Deferred tax liabilities, net	-	(86)

Reconciliation of deferred tax liabilities, net

£’000

At December 31, 2020	-

Income tax recognized in the income statement	6,084
Prior year adjustments	(191)
Business combinations	(13,404)
Equity	7,425
At December 31, 2021	(86)

Income tax recognized in the income statement	9,989
Prior year adjustments	23
Business combinations	(2,501)
Equity	(7,425)
At December 31, 2022	-

The Group has unutilized tax losses of £554.1 million (2021: £488.3 million) which are available against future taxable profits for an indefinite period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

12. Discontinued operations

On September 8, 2022, the Group announced the conclusion of its strategic review of its business in mainland Europe. Following a review of a range of strategic options, Management concluded that Cazoo would focus exclusively on its core opportunity in the UK. As a result, the Group commenced an orderly winddown of its operations in mainland Europe. On October 31, 2022, the Group sold its Italian operations, Cazoo Trading Italy S.p.A., to Aramis Group SA. brumbrum was previously acquired on January 31, 2022, refer to Note 14 for further details. On December 15, 2022, the Group sold its Spanish subscription business, Swipcar 2017, S.L., to Renting Finders S.L.

At December 31, 2022, the EU segment was classified as a discontinued operation. The comparative year ended December 31, 2021 has been restated to show the EU segment as a discontinued operation. There was no EU segment in 2020.

In December 2022, management committed to a plan to sell Cluno GmbH. Accordingly, Cluno GmbH is presented as a disposal group held for sale.

For the comparative year ended December 31, 2020, the Imperial Car Supermarkets Limited (“Imperial”) dealership centers were treated as a discontinued operation in accordance with IFRS 5. The dealership centers were converted to Cazoo Customer Centers in order to align with the Group’s online strategy.

Results of discontinued operations

	Year ended December 31 2022 £’000	Year ended December 31 2021 £’000	Year ended December 31 2020 £’000

Revenue	158,384	12,391	27,194
Expenses	(325,779)	(29,098)	(30,315)
Loss from operations	(167,395)	(16,707)	(3,121)

Finance income	19	1	-
Finance expense	(4,019)	(1,053)	(688)
Loss on sale of discontinued operations	(14,509)	-	-
Impairment loss on remeasurement of the disposal group	(2,518)	-	-
Loss before tax from discontinued operations	(188,422)	(17,759)	(3,809)

Tax expense	2,660	3,542	-

Loss for the year from discontinued operations	(185,762)	(14,217)	(3,809)

Earnings per share:
Basic loss per ordinary share from discontinued operations	£(4.87)	£(0.42)	£(0.15)
Diluted loss per ordinary share from discontinued operations	£(4.87)	£(0.42)	£(0.15)

Net cash flows from/(used in) discontinued operations:
Operating	(79,232)	(122,646)	23,581
Investing	(57,127)	(38,109)	-
Financing	(29,134)	29,110	(34,987)

Net cash outflow	(165,493)	(131,645)	(11,406)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

12. Discontinued operations (continued)

Effect of disposal on the financial position of the Group

£’000

Property, plant and equipment	(12,333)
Right-of-use assets	(5,720)
Inventory	(5,570)
Trade and other receivables	(6,020)
Cash and cash equivalents	(10,800)
Trade and other payables	3,424
Loans and borrowings	14,731
Lease liabilities	5,878
Provisions	770
Net assets and liabilities	(15,640)

Consideration received, satisfied in cash	1,131
Cash and cash equivalents disposed of	(10,800)
Net cash outflow	(9,669)

Disposal group held for sale

The major classes of assets and liabilities of Cluno GmbH classified as held for sale as at December 31, 2022 are as follows:

£’000

Property, plant and equipment	39,369
Right-of-use assets	878
Intangible assets	1,729
Inventory	7,865
Trade and other receivables	3,522
Cash and cash equivalents	12,442
Assets held for sale	65,805

Trade and other payables	(4,504)
Loans and borrowings	(29,062)
Lease liabilities	(1,003)
Provisions	(5,033)
Liabilities associated with assets held for sale	(39,602)

Net assets directly associated with disposal group	26,203

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

13. Earnings per share

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
	£’000	£’000	£’000

Loss for the year:
Continuing operations	(518,122)	(529,292)	(98,878)
Discontinued operations	(185,762)	(14,217)	(3,809)
Total loss for the year	(703,884)	(543,509)	(102,687)

Weighted average number of ordinary shares:
Basic weighted average number of ordinary shares	38,080,782	33,398,652	25,758,091
Dilutive effect of share options, Note 24	-	-	-
Dilutive effect of warrants, Note 24	-	-	-
Diluted weighted average number of ordinary shares	38,080,782	33,398,652	25,758,091

Basic loss per ordinary share from continuing operations	£(13.61)	£(15.85)	£(3.84)
Diluted loss per ordinary share from continuing operations	£(13.61)	£(15.85)	£(3.84)

Basic loss per ordinary share from discontinued operations	£(4.87)	£(0.42)	£(0.15)
Diluted loss per ordinary share from discontinued operations	£(4.87)	£(0.42)	£(0.15)

Basic loss per ordinary share	£(18.48)	£(16.27)	£(3.99)
Diluted loss per ordinary share	£(18.48)	£(16.27)	£(3.99)

The basic and diluted loss per ordinary share has been adjusted retrospectively for the reverse stock split which became effective on February 8, 2023. Refer to Note 28 for further details.

14. Acquisitions

14.1 brumbrum S.p.A

On January 31, 2022, the Group acquired 100% of the share capital of brumbrum S.p.A (“brumbrum”) which was renamed Cazoo Trading Italy S.p.A. post acquisition. Total consideration was £59.9 million, with £27.7 million paid in cash, £3.0 million of deferred consideration, £6.2 million of debt assumed and discharged and £23.1 million through the issue of Class A Shares. The acquisition balance sheet included £3.7 million of cash. Total consideration net of cash acquired was £56.2 million.

Founded in 2016, brumbrum was based in Milan and operated a 40,000 square meter vehicle preparation center in Reggio Emilia. The business offered vehicles for sale, finance or subscription for delivery across Italy.

The purchase has been accounted for as a business combination under the acquisition method in accordance with IFRS 3. The audited consolidated financial statements include the results of brumbrum for the period from the acquisition date.

In calculating goodwill arising from the acquisition, the fair value of net assets acquired was assessed and no material adjustments from book value were made to existing assets and liabilities. The Group recognized a number of separately identifiable intangible assets as part of the acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

14. Acquisitions (continued)

14.1 brumbrum S.p.A (continued)

Details of the amounts are set out in the table below.

£’000
Property, plant and equipment	7,342
Right-of-use assets	6,276
Inventory	1,752
Trade and other receivables	6,401
Cash and cash equivalents	3,743
Trade and other payables	(6,992)
Loans and borrowings	(10,194)
Lease liabilities	(6,276)
Provisions	(631)
Total net assets acquired	1,421

Intangible assets recognized on acquisition:
Brand	4,158
Customer relationships	3,669
Software	2,592
Deferred tax arising on intangible assets	(2,501)
Total intangible assets recognized on acquisition	7,918

Total identifiable net assets at fair value	9,339
Goodwill	50,597
Purchase consideration transferred	59,936

Satisfied by:
Cash	27,694
Deferred consideration	2,955
Debt assumed and discharged	6,236
Shares issued	23,051
Purchase consideration transferred	59,936

At the date of the acquisition, the carrying amount of trade and other receivables was £6.4 million, all of which was expected to be collectible in the short-term. As such, there was no difference between the carrying amount and fair value of trade and other receivables at the date of acquisition.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

Software acquired represented brumbrum’s platform system and website, which had been developed in-house and was considered to be brumbrum owned intellectual property. The brand was considered to be highly recognizable in Italy. An intangible asset was recognized for significant customer relationships.

Goodwill was attributable mainly to the skills and technical talent of brumbrum’s workforce.

The fair value of the Class A Shares issued at the date of acquisition was determined as £3.52 per Class A Share, which was the closing share price of the Class A Shares on the acquisition date.

Transaction costs of £1.0 million have been expensed and are included in administrative expenses in the statement of profit or loss and are part of operating cash flows in the statement of cash flows.

Following the winddown of operations in mainland Europe, brumbrum was classified as a discontinued operation. Refer to Note 12 for further details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

15. Property, plant and equipment

	Freehold property	Leasehold improvements	Fixtures and fittings	Computer equipment	Subscription vehicles	Other motor vehicles	Plant and machinery	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At December 31, 2020	14,907	13,702	3,949	598	-	2,742	659	36,557
Additions	-	12,419	5,210	2,245	82,314	8,011	810	111,009
Acquisition of subsidiaries	15,921	4,081	1,418	1,013	25,346	367	2,692	50,838
Disposals	-	-	-	(3)	(963)	-	(17)	(983)
Transfers	-	-	-	-	(1,713)	791	-	(922)
FX revaluation	-	-	-	-	(736)	-	-	(736)

At December 31, 2021	30,828	30,202	10,577	3,853	104,248	11,911	4,144	195,763
Additions	-	17,144	2,066	2,340	66,494	11,149	926	100,119
Acquisition of subsidiaries	-	168	330	2	6,781	-	61	7,342
Disposals	-	(134)	(446)	(672)	(14,044)	(11,212)	(28)	(26,536)
Disposal of subsidiaries	-	(183)	(471)	(14)	(12,212)	(11)	(74)	(12,965)
Sale and leasebacks	(14,159)	-	-	-	-	-	-	(14,159)
Assets held for sale	-	-	(116)	(225)	(48,317)	-	-	(48,658)
Transfers from inventory	-	-	-	-	22,255	-	-	22,255
Transfers to inventory	-	-	-	-	(70,427)	-	-	(70,427)
FX revaluation	-	15	17	13	2,735	20	2	2,792

At December 31, 2022	16,669	47,202	11,957	5,297	57,513	11,857	5,031	155,526

Accumulated depreciation
At December 31, 2020	-	(634)	(415)	(168)	-	(75)	(51)	(1,343)
Depreciation charge for the year	-	(4,247)	(1,495)	(830)	(5,938)	(1,630)	(542)	(14,682)
Disposals	-	-	-	-	1,244	-	-	1,244
Transfers	-	-	-	-	43	(66)	-	(23)
FX revaluation	-	-	-	-	(4)	-	-	(4)

At December 31, 2021	-	(4,881)	(1,910)	(998)	(4,655)	(1,771)	(593)	(14,808)
Depreciation charge for the year	(429)	(7,844)	(2,460)	(1,821)	(15,429)	(3,110)	(927)	(32,020)
Disposals	-	162	154	103	1,682	1,501	-	3,602
Disposal of subsidiaries	-	16	41	7	549	1	18	632
Assets held for sale	-	-	90	125	3,327	-	-	3,542
Transfers to inventory	-	-	-	-	6,707	-	-	6,707
FX revaluation	-	(1)	5	(10)	(460)	(4)	2	(468)

At December 31, 2022	(429)	(12,548)	(4,080)	(2,594)	(8,279)	(3,383)	(1,500)	(32,813)

Net book value
At December 31, 2022	16,240	34,654	7,877	2,703	49,234	8,474	3,531	122,713
At December 31, 2021	30,828	25,321	8,667	2,855	99,593	10,140	3,551	180,955

The Group completed sale and leaseback transactions during the year ended December 31, 2022 resulting in freehold property with a carrying value of £14.2 million being derecognized from property, plant and equipment (2021: £nil). A loss on rights transferred of £1.9 million (2021: £nil, 2020: £nil) is recognized in the statement of profit or loss within administrative expenses.

The Group disposed of property, plant and equipment with a carrying value of £22.9 million during the year ended December 31, 2022 largely as a result of the Revised Business Plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

16. Intangible assets and goodwill

	Goodwill	Development costs and software	Customer relationships	Brand	Domain names	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Cost
At December 31, 2020	22,693	5,353	-	-	51	28,097
Additions	-	14,237	-		22	14,259
Acquisition of subsidiaries	196,147	36,588	21,109	2,746	-	256,590
At December 31, 2021	218,840	56,178	21,109	2,746	73	298,946
Additions	-	18,078	-	-	55	18,133
Acquisition of subsidiaries	50,597	2,592	3,669	4,158	-	61,016
Assets held for sale	-	(2,487)	-	-	-	(2,487)
At December 31, 2022	269,437	74,361	24,778	6,904	128	375,608

Accumulated amortization
At December 31, 2020	-	(1,428)	-	-	(9)	(1,437)
Charge for the year	-	(6,622)	(21,109)	(2,746)	(25)	(30,502)
Impairment loss	-	(5,493)	-	-	-	(5,493)
At December 31, 2021	-	(13,543)	(21,109)	(2,746)	(34)	(37,432)
Charge for the year	-	(18,641)	(653)	-	(38)	(19,332)
Impairment loss	(269,437)	(26,622)	(3,016)	(4,158)	-	(303,233)
Assets held for sale	-	758	-	-	-	758
At December 31, 2022	(269,437)	(58,048)	(24,778)	(6,904)	(72)	(359,239)

Net book value
At December 31, 2022	-	16,313	-	-	56	16,369
At December 31, 2021	218,840	42,635	-	-	39	261,514

The Group capitalized £15.8 million of employee and contractor development expenditure in the year ended December 31, 2022 (2021: £11.1 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

16. Intangible assets and goodwill (continued)

Impairment testing

For the purposes of impairment testing, intangible assets and goodwill have been allocated to the Group’s CGUs as below.

	At December 31 2022	At December 31 2021
	£’000	£’000
Intangible assets
UK	16,369	32,696
France and Germany	-	5,096
Cazana	-	4,304
Spain	-	578
	16,369	42,674

Goodwill
UK	-	136,833
France and Germany	-	82,007
Cazana	-	-
Spain	-	-
	-	218,840

The Group performed its annual impairment test in December 2022 which considered both qualitative and quantitative factors.

UK

The recoverable amount of the UK CGU of £491.2 million as at December 31, 2022 (2021: £1,658.6 million) has been determined based on a value in use calculation using cash flow projections covering a seven-year period. This was extrapolated from the 2023 budget which was approved by the Board of Directors. The pre-tax discount rate applied to cash flow projections is 21.3% (2021: 15.7%) and cash flows beyond the seven-year period are extrapolated using a 2.0% growth rate (2021: 2.0%). As a result of the analysis, there is an impairment charge of £136.7 million (2021: headroom of £1,004.7 million).

For value in use calculations, cash flows are typically forecast for a five-year period. Management has used a longer period of seven years for the UK CGU to better reflect the medium-term growth expectations for this CGU and the stage of growth of the Company.

Cazana

The recoverable amount of the Cazana CGU of £2.7 million as at December 31, 2022 (2021: £4.6 million) has been determined based on a value in use calculation using cash flow projections covering a five-year period. This was extrapolated from the 2023 budget which was approved by the Board of Directors. The pre-tax discount rate applied to cash flow projections is 18.1% (2021: 23.3%) and cash flows beyond the five-year period are extrapolated using a 2.0% growth rate (2021: 2.0%). As a result of the analysis, there is headroom of £1.0 million (2021: impairment charge of £5.5 million) and management did not identify an impairment for this CGU.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

16. Intangible assets and goodwill (continued)

Key assumptions and sensitivity analysis

The key assumptions used in the estimation of the recoverable amount are set out below.

Discount rates

The discount rate calculation is based on the specific circumstances of the Group and its CGUs and is derived from its weighted average cost of capital (WACC). An increase in the pre-tax discount rate to 22.3% (i.e. +1.0%) in the UK CGU would result in an additional impairment charge of £54.6 million. An increase in the pre-tax discount rate above 28.9% (i.e. +10.8%) in the Cazana CGU would result in impairment.

Gross margins

Gross margins increase over the budget period to reflect the Group’s focus on unit economics through higher margin and faster moving inventory, with a long-term retail GPU target of approximately £2,000. A decrease in the gross margin by 1.0% in the UK CGU would result in further impairment of £157.8 million. A decrease in the gross margin by 1.0% in the Cazana CGU would reduce the headroom but not result in impairment.

Terminal growth rate

The terminal growth rate is used to extrapolate cash flows beyond the forecast period. A decrease in the terminal growth rate by 1.0% in the UK CGU would result in further impairment of £26.9 million. A decrease in the terminal growth rate by 1.0% in the Cazana CGU would reduce the headroom but not result in impairment.

17. Inventory

	At December 31 2022	At December 31 2021
	£’000	£’000

Finished goods and work in progress	232,565	364,585

At each reporting period the Group recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value. Further detail on the estimates made in the calculation of net realizable value is set out in Note 4.2.

As at December 31 the inventory provision is stated as follows:

	At December 31 2022	At December 31 2021
	£’000	£’000

Gross inventory	235,245	369,532
Inventory provision	(2,680)	(4,947)

Inventory	232,565	364,585

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

17. Inventory (continued)

During the year £1,175.1 million (2021: £447.2 million, 2020: £161.2 million) was recognized as an expense for inventory carried at net realizable value. This is recognized in cost of sales.

The sensitivity of the inventory provision, based upon a 2% change in the expected selling price of inventory input, is as follows:

	Change in expected selling price estimate	Change in inventory provision 2022	Change in inventory provision 2021
	%	£’000	£’000

Inventory provision	+2	683	1,417
Inventory provision	-2	(1,071)	(1,904)

As at December 31, 2022 inventory of £170.7 million (2021: £273.3 million) was held as security against stocking loans.

18. Trade and other receivables

	At December 31 2022	At December 31 2021
	£’000	£’000

Trade receivables	24,475	15,021
Prepayments	21,255	28,124
Contract assets	248	3,451
VAT recoverable	8,445	30,499
Other receivables	12,336	10,982
	66,759	88,077
Allowance for expected credit losses	(4,000)	(225)

Total trade and other receivables	62,759	87,852

Current	56,259	77,884
Non-current	6,500	9,968

Contract assets relate to revenue earned from ancillary products. They are short term in nature and are derecognized within one month of the reporting period end across both 2022 and 2021 financial years.

Set out below is the movement in the allowance for expected credit losses of trade and other receivables:

Allowance for expected credit losses
£’000

At December 31, 2020	-

Provision for expected credit losses	225
At December 31, 2021	225

Provision for expected credit losses	3,775
At December 31, 2022	4,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

19. Trade and other payables

	At December 31 2022	At December 31 2021
	£’000	£’000

Trade payables	18,141	29,224
Accruals and other creditors	25,192	25,279
Tax and social security payables	5,494	11,316
Contract liabilities	19,374	7,911
Deferred consideration	-	5,554

Total trade and other payables	68,201	79,284

Current	68,201	79,284
Non-current	-	-

Contract liabilities relate to undelivered vehicles. They are short term in nature and are derecognized within one month of the reporting period end across both 2022 and 2021 financial years.

20. Loans and borrowings

The book value of loans and borrowings are as follows:

	At December 31	At December 31
	2022	2021
	£’000	£’000
Current
Stocking loans	161,592	169,170
Subscription facilities	14,983	10,188
Secured asset financing	1,479	-
Bank loans	30	635
Mortgages	-	547
	178,084	180,540
Non-current
Stocking loans	-	8,809
Subscription facilities	-	56,987
Secured asset financing	4,113	-
Bank loans	-	815
Mortgages	-	1,502
	4,113	68,113

Total loans and borrowings	182,197	248,653

The carrying value of loans and borrowings classified as financial liabilities measured at amortized cost approximates fair value. Details of the interest rates, maturity and security details of loans and borrowings are set out in Note 24.

The Group’s loans and borrowings are mainly denominated in Pounds Sterling.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

21. Provisions

	Dilapidation	Restructuring	Other	Total
	£’000	£’000	£’000	£’000

At December 31, 2020	3,363	-	-	3,363

Acquisition of subsidiaries	3,549	-	-	3,549
Recognized during the year	1,073	-	-	1,073

At December 31, 2021	7,985	-	-	7,985

Acquisition of subsidiaries	-	-	631	631
Recognized during the year	1,464	36,877	1,979	40,320
Utilized during the year	(697)	(5,740)	-	(6,437)
Reversed during the year	-	(1,406)	-	(1,406)
Liabilities held for sale	-	(5,033)	-	(5,033)
Disposal of subsidiaries	-	-	(770)	(770)

At December 31, 2022	8,752	24,698	1,840	35,290

Current	-	24,698	1,840	26,538
Non-current	8,752	-	-	8,752

The dilapidation provisions relate to the expected reinstatement costs of leased office buildings, vehicle preparation centers, collection centers and vehicles back to the conditions required by the lease. Cash outflows associated with the dilapidation provisions are to be incurred at the end of the relevant lease term, between 4 and 20 years.

The restructuring provision relates to actions being undertaken as part of the Group’s Revised Business Plans including redundancy costs. Cash outflows associated with the restructuring provision are to be largely incurred within 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

22. Leases

Group acting as a lessee

The Group has lease contracts for its offices, customer collection centers, transporter motor vehicles and furniture and fittings. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets.

The carrying amounts and movement in the right-of-use assets are set out below:

	Leasehold property	Fixtures and fittings	Subscription vehicles	Other motor vehicles	Total
	£’000	£’000	£’000	£’000	£’000
Cost
At December 31, 2020	48,332	74	-	8,247	56,653
Additions	13,271	-	2,942	9,048	25,261
Acquisition of subsidiaries	29,268	-	5,536	-	34,804
Disposals	(5,096)	-	(624)	(220)	(5,940)
Transfers	-	-	-	(791)	(791)
FX revaluation	-	-	(151)	-	(151)
At December 31, 2021	85,775	74	7,703	16,284	109,836

Additions	31,670	-	11,913	3,306	46,889
Acquisition of subsidiaries	6,276	-	-	-	6,276
Sale and leasebacks	6,930	-	-	-	6,930
Disposals	(2,428)	-	-	(2,529)	(4,957)
Disposal of subsidiaries	(6,449)	-	-	-	(6,449)
Assets held for sale	-	-	(4,696)	-	(4,696)
Transfers	-	-	(818)	-	(818)
FX revaluation	202	-	223	68	493
At December 31, 2022	121,976	74	14,325	17,129	153,504

Accumulated depreciation
At December 31, 2020	(4,839)	(18)	-	(1,076)	(5,933)
Depreciation charge for the year	(8,108)	(15)	(3,157)	(2,829)	(14,109)
Disposals	2,251	-	-	143	2,394
Transfers	-	-	-	66	66
At December 31, 2021	(10,696)	(33)	(3,157)	(3,696)	(17,582)

Depreciation charge for the year	(16,485)	(15)	(4,790)	(4,268)	(25,558)
Disposals	2,738	-	-	1,407	4,145
Disposal of subsidiaries	729	-	-	-	729
Assets held for sale	-	-	3,818	-	3,818
Transfers	-	-	-	-	-
FX revaluation	(48)	-	(177)	(17)	(242)
At December 31, 2022	(23,762)	(48)	(4,306)	(6,574)	(34,690)

Net book value
At December 31, 2022	98,214	26	10,019	10,555	118,814
At December 31, 2021	75,079	41	4,546	12,588	92,254

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

22. Leases (continued)

Group acting as a lessee (continued)

In February 2022, the Group sold two of its customer collection centers and leased them back for 20 years. The Group accounted for the sale and leaseback transactions in accordance with IFRS 16 and recognized a right-of-use asset and a lease liability for the leaseback.

The carrying amount and movement in the lease liabilities are set out below:

Lease liabilities
£’000

At December 31, 2020	48,048

Additions	26,228
Acquisition of subsidiaries	36,352
Interest	1,338
Payments	(18,597)
Terminations	(2,969)
At December 31, 2021	90,400

Additions	51,757
Acquisition of subsidiaries	6,276
Interest	5,245
Payments	(29,198)
Terminations	(2,307)
Sale and leasebacks	5,466
Transfers	(3,529)
Disposals of subsidiaries	(5,878)
Assets held for sale	(1,003)
FX revaluation	231
At December 31, 2022	117,460

The following are the amounts recognized in the statement of profit and loss in respect of lease agreements:

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
	£’000	£’000	£’000
Depreciation expense	25,558	14,109	5,570
Interest on lease liabilities	5,209	1,338	652
Total	30,767	15,447	6,222

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

22. Leases (continued)

Group acting as a lessor

The Group has entered into operating leases on its subscription vehicles. These leases have terms of between one and three years.

Future minimum rentals receivable under non-cancellable operating leases are as follows:

	At December 31 2022	At December 31 2021
	£’000	£’000
Within one year	776	1,602
Greater than one year but not more than five years	97	469
Total	873	2,072

23. Share capital

Issued and fully paid share capital

	2022	2021
	Number ’000	Number ’000	2022 £’000	2021 £’000

Class A ordinary shares of $0.0001 per share	768,798	112,010	55	8
Class C ordinary shares of $0.0001 per share	-	640,924	-	47
	768,798	752,934	55	55

On February 26, 2022, the Class C Shares automatically converted into Class A Shares on a one-for-one basis in accordance with the Articles. The share capital numbers above are before giving effect to the reverse stock split which became effective on February 8, 2023. Refer to Note 28 for further details.

	Share capital	Share premium	Merger reserve
	£’000	£’000	£’000

At December 31, 2020	-	266,120	181,250

Acquisition of subsidiaries	-	5,365	65,348
Warrants exercised	-	11,967	-
Recapitalization at the Transaction
- Group restructuring	49	70,086	174,236
- PIPE share issuance	6	583,936	-
- Transaction costs	-	(34,888)	-

At December 31, 2021	55	902,586	420,834

Acquisition of subsidiaries	-	23,051	-

At December 31, 2022	55	925,637	420,834

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments

24.1 Financial assets

Set out below is an overview of financial assets, other than cash and short-term deposits, held by the Group as at December 31, 2022 and December 31, 2021:

	At December 31	At December 31
	2022	2021
	£’000	£’000
Financial assets at amortized cost
Trade receivables	24,475	14,796
Contract assets	248	3,451
Lease deposits	5,664	5,124
Total financial assets	30,387	23,371

Current	24,723	18,247
Non-current	5,664	5,124

24.2 Financial liabilities

On February 16, 2022, the Company issued $630.0 million in aggregate principal amount of 2.00% Convertible Senior Notes due 2027. This was equivalent to £460.0 million in net proceeds, with £208.7 million attributable to the financial liability and £251.3 million attributable to the embedded derivative.

The Convertible Notes will be convertible at the option of the holders at any time after November 6, 2022 and prior to the close of business on the second scheduled trading day immediately preceding February 16, 2027. In addition, the Company may force the conversion of the Convertible Notes on or after February 16, 2025, if the trading price of the Company’s Class A Shares exceeds 150% of the conversion price for at least 20 trading days (whether or not consecutive) in any consecutive 30 trading day period.

If the Convertible Notes have not been converted, repurchased or redeemed at or prior to February 16, 2027, holders of the Convertible Notes will also be entitled to payment of a premium at maturity of the Convertible Notes, equal to 50% of the principal amount of the Convertible Notes. The premium is payable in cash, Class A Shares, or a combination of cash and Class A Shares at the option of the Company. The premium will not be payable if the trailing 10 trading day volume weighted average price of the Class A Shares is above $135.00 (after giving effect to the reverse stock split) for any trading day beginning on (and excluding) March 4, 2024 and ending on (and including) March 18, 2024 (the “premium fall-away trigger”), provided that in connection with a share exchange event on or prior to March 4, 2024 involving a third party acquirer, the premium fall-away trigger shall be tested using the fair market value of the consideration paid per Class A Share on the date of the share exchange event or if resulting in less consideration, the date on which any lock-up applicable to holders of the Class A Shares expires after the share exchange event. For the avoidance of doubt, this premium will not be payable by the Company (i) in the event of a mandatory conversion on or prior to the maturity date, (ii) in the event of a voluntary conversion by a holder on or prior to the maturity date, (iii) in connection with the redemption of the Convertible Notes on or prior to the maturity date, or (iv) in connection with a make-whole Fundamental Change or an offer to purchase Convertible Notes upon a Fundamental Change.

The Convertible Notes were not guaranteed or secured upon issuance but will receive the benefit of any guarantees or security provided at any time for the benefit of certain other indebtedness of the Company for borrowed money issued or incurred in the future, other than indebtedness incurred to purchase, finance or refinance the purchase of vehicles, vehicle parts, supplies and inventory and certain other indebtedness. The Indenture also contains covenants, events of default and other provisions which are customary for offerings of convertible notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

24.2 Financial liabilities (continued)

Set out below is an overview of financial liabilities held by the Group as at December 31, 2022 and December 31, 2021:

Financial liabilities: Interest-bearing loans and borrowings

	Interest rate		At December 31 2022	At December 31 2021
	%	Maturity	£’000	£’000
Current
Convertible Notes	2%	Within one year	1,301	—
Stocking loans	Base rate + 0.5% – 2.2%	On earlier of sale or 180 days	161,592	169,170
Subscription facilities	Base rate + 1.7%	Within one year	14,983	10,188
Secured asset financing	3% – 7%	Within one year	1,479	—
Bank loans		Within one year	30	635
Mortgages			—	547
Lease liabilities	1% – 13%	Within one year	28,596	18,826
			207,981	199,366

Non-current
Convertible Notes	2%	2027	265,631	—
Stocking loans			—	8,809
Subscription facilities			—	56,987
Secured asset financing	3% – 7%	2027	4,113	—
Bank loans			—	815
Mortgages			—	1,502
Lease liabilities	1% – 13%	2024 – 2042	88,864	71,574
			358,608	139,687

The Convertible Notes are accounted for as a hybrid financial instrument comprising: (i) a liability for the principal and interest amount, and (ii) a single compound embedded derivative instrument for the conversion options and premium feature. The embedded derivative is presented within Financial liabilities at fair value through profit or loss on the next page.

The stocking loans are secured against the inventory of the Group. The stocking loan facilities have varying due dates, ranging from the earlier of a sale of a vehicle by the Group to a customer or 180 day term from the inception of the individual loan. The stocking loans rates are in reference to the Bank of England base rate or SONIA. At December 31, 2022, the Group had available a maximum of £240.0 million of committed stocking loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

24.2 Financial liabilities (continued)

Other financial liabilities

	At December 31 2022	At December 31 2021
	£’000	£’000
Financial liabilities at fair value through profit or loss
Warrants	515	42,692
Embedded derivative	82,108	—
	82,623	42,692

Current	—	—
Non-current	82,623	42,692

As at December 31, 2022 there were 41,254,566 warrants outstanding. The warrants entitle the holder to purchase one Class A ordinary share of Cazoo Group Ltd at a current exercise price of $230.00 per share (after giving effect to the reverse stock split). Until warrant holders acquire the Class A Shares upon exercise of such warrants, they have no rights with respect to the Class A Shares.

	Public	Private	Total
	Number	Number	Number
At December 31, 2021	20,124,748	21,129,818	41,254,566
At December 31, 2022	20,124,748	21,129,818	41,254,566

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

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

Public warrants are classified as Level 1 due to the use of an observable market quote in an active market. Private warrants are classified as Level 3 due to the use of unobservable inputs. The fair value is determined using a Black-Scholes model for the private warrants.

The embedded derivative of the Convertible Notes is classified as Level 3 due to the use of unobservable inputs. The fair value is determined using a Monte-Carlo simulation to model the conversion, redemption and repayment premium features.

The following table provides the fair value measurement hierarchy of the Group’s financial assets and financial liabilities:

	Level 1	Level 2	Level 3	Total
At December 31, 2022	£’000	£’000	£’000	£’000
Warrants	166	-	349	555
Embedded derivative	-	-	82,108	82,108
	166	-	82,457	82,623

	Level 1	Level 2	Level 3	Total
At December 31, 2021	£’000	£’000	£’000	£’000
Warrants	13,418	-	29,274	42,692

The following information is relevant in the determination of fair value of the private warrants and the embedded derivative at December 31, 2022:

	Private warrants	Embedded derivative

At December 31, 2022
Expected term (years)	7	4
Expected volatility	93.4%	62.3%
Credit spread	N/A	25.9%
Dividend yield	Nil	Nil
Risk free interest rate	3.9%	4.1%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

24.3 Fair value (continued)

The following information is relevant in the determination of fair value of the private warrants at December 31, 2021:

Private warrants

At December 31, 2021
Expected term (years)	7
Expected volatility	47.1%
Dividend yield	Nil
Risk free interest rate	1.4%

Reconciliation of fair values

The fair value movements are set out as follows:

	Public warrants	Private warrants	Embedded derivative	Total
	£’000	£’000	£’000	£’000
At December 31, 2020	-	-	-	-

Warrants issued upon acquisition of Drover	-	6,566	-	6,566
Fair value movement	-	102	-	102
Exercise of warrants	-	(6,667)	-	(6,667)
Warrants issued in the Transaction	22,475	46,887	-	69,362
Fair value movement	(9,057)	(17,614)	-	(26,671)
At December 31, 2021	13,418	29,274	-	42,692

Issuances	-	-	251,287	251,287
Fair value movement	(14,799)	(32,298)	(198,769)	(245,866)
Foreign exchange movements	1,547	3,373	29,590	34,510
At December 31, 2022	166	349	82,108	82,623

The fair value decrease and foreign exchange movements is recognized in the statement of profit or loss within other income and expenses.

Sensitivity analysis

For the private warrants, a 100 basis point increase in the expected volatility rate would increase the fair value by £0.02 million.

For the embedded derivative, a 100 basis point increase in the expected volatility rate would increase the fair value by £0.04 million. A 100 basis point increase in the credit spread would decrease the fair value by £2.8 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

24.4 Interest rate risk management

Interest rate risk is the risk that changes in interest rates will affect the income and financial management of the Group. The Group is exposed to interest rate risk through its stocking loans and subscription facilities where interest is charged in reference to a base interest rate. However, the exposure to interest rate risk is minimal since the Group is in a net cash position as at December 31, 2022 and December 31, 2021 and is therefore able to reduce exposure through repayment of the facilities. The Group does not hedge against interest rate risk.

	Change	Effect on profit before tax 2022	Effect on profit before tax 2021
	in basis points	£’000	£’000
Loans and borrowings	+100	(2,350)	(1,393)
Loans and borrowings	-100	1,754	95

A 100 basis points decrease in interest rates would have less effect on profit before tax than a 100 basis points increase in interest rates because the Group’s stocking loans and subscription facilities are generally subject to reference rate floors.

24.5 Foreign currency risk management

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group is exposed to foreign currency risk through its remaining operating activities in Europe (when revenue and expenses are denominated in Euros) and through certain expenses denominated in US dollars. The Group does not currently hedge against currency risk through the use of financial instruments such as foreign currency swaps.

The following tables demonstrate the sensitivity to a reasonably possible change in EUR exchange rate, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities. The Group’s exposure to foreign currency changes for all other currencies is not material.

	Increase/decrease	Effect on profit before tax from discontinued operations	Effect on pre-tax equity
	in EUR rate	£’000	£’000
2022	+5%	(8,613)	(6,516)
	-5%	8,613	6,516
2021	+5%	(1,336)	(1,170)
	-5%	1,336	1,170

24.6 Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or bank (“counterparty”) fails to meet its contractual obligations resulting in a financial loss to the Group. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

24.6 Credit risk management (continued)

For subscription sales and third-party reconditioning, the expected credit losses are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

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

The table below summarizes the maturity profile of the Group’s financial liabilities based upon contractual undiscounted payments:

	Less than one year	1 to 5 years	Over 5 years	Total
At December 31, 2022	£’000	£’000	£’000	£’000

Convertible Notes	10,411	554,366	-	564,777
Stocking loans	164,478	-	-	164,478
Subscription facilities	15,354	-	-	15,354
Secured asset financing	1,727	4,408	-	6,135
Bank loans	30	-	-	30
Lease liabilities	24,203	56,324	72,644	153,171
Trade payables	68,201	-	-	68,201
Total	284,404	615,098	72,644	972,146

	Less than one year	1 to 5 years	Over 5 years	Total
At December 31, 2021	£’000	£’000	£’000	£’000

Stocking loans	169,170	8,809	-	177,979
Subscription facilities	12,155	65,797	-	77,952
Bank loans	741	869	-	1,610
Mortgages	600	1,653	-	2,253
Lease liabilities	18,917	46,772	34,526	100,215
Trade payables	29,224	-	-	29,224
Total	230,807	123,900	34,526	389,233

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

24.8 Changes in liabilities arising from financial activities

	Stocking loans	Subscription facilities	Secured asset financing	Bank loans	Mortgages	Lease liabilities	Convertible Notes and embedded derivative	Warrants	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At December 31, 2020	86,709	-	-	-	3,494	48,048	-	-	138,251

New leases	-	-	-	-	-	26,228	-	-	26,228
Acquisition of subsidiaries	-	19,878	-	1,468	-	36,352	-	6,566	64,264
Issue of debt	665,325	107,683	-	30	-	-	-	-	773,038
Repayment	(574,055)	(60,386)	-	(48)	(1,445)	(18,597)	-	-	(654,531)
Terminations	-	-	-	-	-	(2,969)	-	-	(2,969)
Net accrued interest	-	-	-	-	-	1,338	-	-	1,338
Warrants issued and exercised	-	-	-	-	-	-	-	62,695	62,695
Fair value movement	-	-	-	-	-	-	-	(26,569)	(26,569)
At December 31, 2021	177,979	67,175	-	1,450	2,049	90,400	-	42,692	381,745

New leases	-	-	-	-	-	51,757	-	-	51,757
Sale and leasebacks	-	-	-	-	-	5,466	-	-	5,466
Transfers	-	-	-	-	-	(3,529)	-	-	(3,529)
Acquisition of subsidiaries	-	10,193	-	-	-	6,276	-	-	16,469
Disposal of subsidiaries	-	(14,731)	-	-	-	(5,878)	-	-	(20,609)
Issue of debt	1,202,039	101,967	5,971	3	11	-	460,021	-	1,770,012
Repayment	(1,218,426)	(120,559)	(379)	(1,423)	(2,060)	(29,198)	-	-	(1,372,045)
Terminations	-	-	-	-	-	(2,307)	-	-	(2,307)
Net accrued interest	-	-	-	-	-	5,245	33,425	-	38,670
Fair value movement	-	-	-	-	-	-	(198,769)	(47,098)	(245,867)
Foreign exchange movements	-	-	-	-	-	231	54,363	4,921	59,515
Liabilities held for sale	-	(29,062)	-	-	-	(1,003)	-	-	(30,065)
At December 31, 2022	161,592	14,983	5,592	30	-	117,460	349,040	515	649,212

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

24. Financial instruments (continued)

24.9 Hedge accounting

The Group has not entered into any agreements designed to hedge financial risk in the year ended December 31, 2022 (2021: none, 2020: none).

24.10 Derecognition of financial instruments

The Group has not recorded any gains or losses arising through the derecognition of financial assets or financial liabilities in the year ended December 31, 2022 (2021: none, 2020: none).

The Company is not subject to any externally imposed capital requirements.

24.11 Capital management

For the purposes of the Group’s capital management, capital includes cash raised through the issue of share capital and stocking and subscription loans. The primary objective of the Group’s capital management is to finance operational and developmental activities. Stocking loans are used specifically by the Group to finance the purchase of inventory.

	At December 31 2022	At December 31 2021
	£’000	£’000
Inventory	232,565	364,585
Stocking loans	(161,592)	(177,979)
Net inventory	70,973	186,606

Cash and cash equivalents	258,321	192,629

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

25. Group information

Subsidiaries

As at December 31, 2022 the consolidated financial statements of the Group include:

Name	Country of incorporation	Principal activities	Equity interest
Cazoo Holdings Limited	United Kingdom	Activities of other holding companies	100%
Cazoo Limited	United Kingdom	Sale of motor vehicles	100%
Cazoo Properties Limited	United Kingdom	Activities of other holding companies	100%
Imperial Car Supermarkets Limited	United Kingdom	Sale of motor vehicles	100%
Imperial Cars of Swanwick Limited	United Kingdom	Sale of motor vehicles	100%
Carsaz Limited	United Kingdom	Sale of motor vehicles	100%
Cazoo Subscription Services Limited	United Kingdom	Renting and leasing of motor vehicles	100%
Fantastic Cars Limited	United Kingdom	Renting and leasing of motor vehicles	100%
Cazoo Wholesale Services Limited	United Kingdom	Maintenance and repair of motor vehicles	100%
Cazoo Data Services Limited	United Kingdom	Other business support service activities not elsewhere classified	100%
Project Chicago Newco Limited	United Kingdom	Non-trading company	100%
Arctos Holdings Limited	United Kingdom	Activities of other holding companies	100%
Moorgate House (Newco) Limited	United Kingdom	Dormant company	100%
GBJ Developments Limited	United Kingdom	Non-trading company	100%
CD Auction Group Limited	United Kingdom	Sale of motor vehicles	100%
Cazoo Support Services Limited	United Kingdom	Maintenance and repair of motor vehicles	100%
Ensco 1109 Limited	United Kingdom	Activities of other holding companies	100%
SMH Fleet Solutions Limited	United Kingdom	Maintenance and repair of motor vehicles	100%
Vans 365 Limited	United Kingdom	Sale of vans	100%
CZO Data Services, Unipessoal, Lda	Portugal	Other business support service activities not elsewhere classified	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

25. Group information (continued)

Subsidiaries (continued)

Name	Country of incorporation	Principal activities	Equity interest
CSS Mobility France SaS	France	Renting and leasing of motor vehicles	100%
Cazoo Trading France SaS	France	Sale of motor vehicles	100%
Cazoo Properties France SaS	France	Activities of other holding companies	100%
Cluno GmbH	Germany	Renting and leasing of motor vehicles	100%
Cluno Fintech 1 GmbH	Germany	Acquisition, leasing and financing of motor vehicles	100%
Cluno Fintech 2 GmbH	Germany	Acquisition, leasing and financing of motor vehicles	100%
CSS Fintech GmbH	Germany	Acquisition, leasing and financing of motor vehicles	100%
Cazoo Trading Germany GmbH	Germany	Sale and rental of motor vehicles and related intermediation activities	100%
Cazoo Properties Germany GmbH	Germany	Activities of other holding companies	100%
CSS Germany GmbH & Co. KG	Germany	Rental of motor vehicles and related intermediation activities	100%
Cazoo Trading Spain, S.L	Spain	Sale of motor vehicles	100%
Cazoo Properties Spain, S.L	Spain	Activities of other holding companies	100%
Cazoo Trading Italy SARL	Italy	Sale of motor vehicles	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

26. Share-based payments

Under the Incentive Equity Plan, the Group operates an equity-settled share-based incentive scheme whereby options are granted under Unapproved share options for UK-based employees and Restricted Stock Units for Europe-based employees. The options vest in instalments over four years with expiry after ten years. Unvested options are forfeited if the employee leaves the Group before the options vest.

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

In January 2022, the Group established a SAYE scheme. The scheme provides employees an option to purchase shares in the Company in three years’ time at a discounted price per share which is fixed at the grant date.

The Group recognized a share-based charge for the year as follows:

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
	£’000	£’000	£’000

Incentive Equity Plan	44,312	13,599	-
SAYE	184	-	-
EMI prior to the Transaction	-	73	182
Unapproved prior to the Transaction	-	29,096	3,577
Modification at the Transaction	-	1,103	-

	44,496	43,871	3,759

The following options were granted during the year ended December 31, 2022:

Scheme	Number	Grant date	Expiry date

Incentive Equity Plan	2,295,099	01/01/2022	01/01/2032
Incentive Equity Plan	1,269,100	01/04/2022	01/04/2032
Incentive Equity Plan	1,087,250	01/07/2022	01/07/2032
Incentive Equity Plan	427,300	01/10/2022	01/10/2032
Incentive Equity Plan – Directors	3,933,339	01/10/2022	01/10/2032
SAYE	1,496,903	26/01/2022	31/08/2025

Total 2022	10,508,991

Unapproved prior to the Transaction	469,000	01/01/2021	01/01/2031
Unapproved prior to the Transaction	2,023,516	01/04/2021	01/04/2031
Incentive Equity Plan	23,915,248	01/10/2021	01/10/2031

Total 2021	26,407,764

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

26. Share-based payments (continued)

Movements in share options during the year

The following reconciles the share options outstanding at the beginning and end of the year.

	EMI	Unapproved	Incentive Equity Plan	SAYE
	Number of options	Number of options	Number of options	Number of options
At December 31, 2020	4,683,683	8,121,393	-	-

Granted prior to the Transaction	-	2,492,516	-	-
Forfeited prior to the Transaction	(66,413)	(579,713)	-	-
Cash settled at the Transaction	(34,690)	(44,114)	-	-
Replacements at the Transaction[1]	(4,582,580)	(9,990,082)	50,347,491	-
Granted after the Transaction	-	-	23,915,248	-
At December 31, 2021	-	-	74,262,739	-

Granted during the year	-	-	9,012,088	1,496,903
Exercised during the year	-	-	(9,513,868)	-
Forfeited during the year	-	-	(10,732,364)	(884,823)
Expired during the year	-	-	(599,238)	-
At December 31, 2022	-	-	62,429,357	612,080

[1]	The replacement options granted at the Transaction reflect the exchange ratio established in the Business Combination Agreement. Refer to Note 1 for further details.

The share option numbers above are before giving effect to the reverse stock split which became effective on February 8, 2023. Refer to Note 28 for further details.

Employee share option fair value assessment

The following information is relevant in the determination of fair value of the employee share options granted during 2022:

	Incentive Equity Plan	Incentive Equity Plan – Executive Directors	SAYE

Valuation method	N/A1	Monte-Carlo	Black-Scholes
Exercise price	£nil	£nil	£3.60
Expected volatility	N/A	98%	53%
Dividend yield	Nil	Nil	Nil
Risk free interest rate	N/A	4.2%	1.2%
Fair value per share	£0.40 - £4.46	£0.31	£0.98

[1]	Considering that the Incentive Equity Plan awards vest over time without any further restrictions, the fair value is equal to the Company’s closing stock price as of the grant date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

26. Share-based payments (continued)

Employee share option fair value assessment (continued)

The following information is relevant in the determination of fair value of the employee share options granted during 2021:

	Unapproved	Incentive Equity Plan	Incentive Equity Plan – Executive Directors

Valuation method	Monte-Carlo	N/A	Monte-Carlo
Exercise price	£nil	£nil	£nil
Expected volatility	50%	N/A	53%
Dividend yield	Nil	Nil	Nil
Risk free interest rate	0.0%	N/A	1.2%
Fair value per share	£8.27 - £23.74	£5.33	£2.93

27. Cash and cash equivalents

	At December 31 2022	At December 31 2021
	£’000	£’000

Cash at bank available on demand	179,817	181,818
Cash held in short-term deposit accounts	66,062	10,811
Cash and cash equivalents in the statement of financial position	245,879	192,629
Cash at bank and short-term deposits within assets held for sale	12,442	-
Cash and cash equivalents in the statement of cash flows	258,321	192,629

28. Events after the reporting date

28.1 Delisting of public warrants of Cazoo Group Ltd

On January 3, 2023, the New York Stock Exchange (“NYSE”, the “Exchange”) announced that the staff of NYSE Regulation determined to commence proceedings to delist the public warrants of Cazoo, each whole warrant exercisable for one Class A ordinary share — ticker symbol CZOO WS — from the NYSE. Trading in the Company’s warrants was suspended immediately. NYSE Regulation determined that the Company’s warrants were no longer suitable for listing based on “abnormally low” price levels, pursuant to Section 802.01D of the Listed Company Manual.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2022

28. Events after the reporting date (continued)

28.2 Revised 2023 Plan

On January 18, 2023, the Group announced its revised FY 2023 plan which aims to improve the unit economics of the business. To enable these improvements, the Group reset its 2023 top line ambitions to 40,000-50,000 UK retail units, allowing the Group to focus on higher margin and faster moving inventory and to rationalize its operational footprint.

28.3 Reverse stock split

On February 7, 2023, the Group announced the consolidation of the Company’s issued and unissued share capital, par value $0.0001 per share, at a ratio of 1-for-20 (the “reverse stock split”), as well as an increase in share capital (the “share increase”). After giving effect to the reverse stock split and the share increase the Company’s authorized share capital was US$435,500, divided into 165,000,000 Class A ordinary shares of a par value of US$0.002 each (the “Class A Shares”), 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each. The reverse stock split and the share increase were approved by Cazoo’s shareholders at the extraordinary general meeting of shareholders held on February 7, 2023 with over 95% of those voting giving approval for all proposals. The reverse stock split became effective at 4:05 p.m. (ET) on February 8, 2023.

As a result of the reverse stock split, the number of Class A Shares issuable upon exercise of the Company’s (i) private warrants and (ii) public warrants was reduced at a ratio of 1-for-20, so that each warrant entitles a holder to purchase one twentieth (1/20th) of a Class A Share. The exercise price of each warrant was increased to $230.00 per share.

In addition, as a result of the reverse stock split, the number of Class A Shares issuable upon conversion of the Convertible Notes was reduced at a ratio of 1-for-20. Pursuant to and in accordance with the terms of the indenture governing the Convertible Notes, the conversion rate of the Convertible notes was reduced from 200 Class A Shares per $1,000 principal amount of Convertible Notes to 10 Class A Shares per $1,000 principal amount of convertible notes.

28.4 Sale of German subscription business

On February 17, 2023, the Group agreed to sell its German subscription business, Cluno GmbH, to ViveLaCar GmbH and The Platform Group GmbH & Co. KG. The agreement includes 100% of the capital and voting rights of the company Cluno GmbH and the Cluno brand along with the associated assets. All employees of Cluno will transfer to ViveLaCar GmbH as part of the agreement. As of the date of this report,it is too early to determine the financial effect.

28.5 Sale of Cazana data platform

On February 22, 2023, the Group sold its third-party data platform, Cazana. The agreement includes the sale of the Cazana brand, platform and commercial contracts. As of the date of this report, it is too early to determine the financial effect.

29. Related party transactions

29.1 Key management personnel

The Directors are considered to be key management personnel of the Group. The amounts disclosed in the table are the amounts recognized as an expense during the year related to key management personnel.

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
	£’000	£’000	£’000

Short-term employee benefits	1,484	826	631
Post-employment pension benefits	114	50	23
Share-based payment transactions	23,104	14,926	-

Total compensation paid to key management personnel	24,702	15,802	654

29.2 Other related party transactions

No other reportable related party transactions occurred during the year ended December 31, 2022 (2021: nil, 2020: nil).